927

07027039

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hopewell Highway Infrastructure Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

OCT 04 2007

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34781 FISCAL YEAR 6-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/4/07

Hopewell Highway Infrastructure Limited
合和公路基建有限公司



2006-2007 Annual Report 年報



1993



2007

Stock Code 股份代號：737


Guangzhou
廣州
Foshan
佛山
3
2
Phase I
第I期
Dongguan
東莞
1
Phase II
第II期
Shunde
順德
4
Shenzhen
深圳
Zhongshan
中山
5
Phase III
第III期
Hong Kong
香港
Zhuhai
珠海
HK-Zhuhai-Macau Bridge (Proposed)
港珠澳大橋（倡議中）
Proposed Expressway
倡議中的高速公路
6
Macau
澳門

Transportation Infrastructure 交通基建：

- Guangzhou-Shenzhen Superhighway 廣深高速公路
- Guangzhou ESW Ring Road 廣州東南西環高速公路
- Phase I of the Western Delta Route 珠江三角洲西岸幹道I期
- Phase II of the Western Delta Route (under construction) 珠江三角洲西岸幹道II期（興建中）
- Phase III of the Western Delta Route (under planning) 珠江三角洲西岸幹道III期（計劃中）

HHI PROJECTS 合和公路基建項目

1 GS Superhighway
廣深高速公路



A 122.8 km closed system asphalt-paved dual three lane expressway running between Huanggang in Shenzhen and Guangdan in Guangzhou where it connects to the ESW Ring Road.

連接東南西環高速公路，全長122.8公里由深圳市皇崗至廣州市廣氮封閉式瀝青路面之雙向三車道高速公路。

2 ESW Ring Road
東南西環高速公路



A 38 km closed system concrete-paved dual three lane expressway running along the eastern, southern and western fringes of the Guangzhou urban areas and connecting to the Northern Ring Road to form the Guangzhou Ring Road.

全長38公里封閉式混凝土路面之雙向三車道高速公路，沿廣州市區東、南及西面的周邊興建，與北環高速公路連接組成廣州環城高速公路。

3 Phase I West
西綫I期



A 14.7 km closed system asphalt-paved dual three lane expressway linking Guangzhou to Shunde. It connects to ESW Ring Road and opened to traffic on 30th April, 2004.

與東南西環高速公路連接，全長14.7公里由廣州市至順德封閉式瀝青路面之雙向三車道高速公路，已於二零零四年四月三十日通車。

4 Phase II West (Under construction)
西綫II期（建設中）



Connecting to Phase I West, an approximately 46 km expressway running between Shunde and Zhongshan.

緊接西綫I期，將連接順德和中山市全長約46公里的高速公路。

5 Phase III West (Under planning)
西綫III期（籌劃中）



Connecting to Phase II West, an expressway running between Zhongshan and Zhuhai.

緊接西綫II期，將連接中山市和珠海市之高速公路。

6 Hong Kong-Zhuhai-Macau Bridge (Under planning)
港珠澳大橋（籌劃中）



The proposed 29 km Y-shaped bridge will connect Hong Kong, Zhuhai and Macau.

倡議中的29公里Y型大橋將把香港與珠海及澳門連繫起來。



Our expressways have developed to be the major artery in the Pearl River Delta ("PRD") highway network and have helped to boost the thriving economy of the PRD region.

我們的高速公路已發展為珠江三角洲(「珠三角」)公路網絡的主要動脈，並幫助促進珠三角地區的蓬勃經濟。

CONTENTS

Hopewell Highway Infrastructure Limited ("HHI") (stock code: 737), listed on The Stock Exchange of Hong Kong Limited since August 2003, builds and operates strategic expressway infrastructure in Guangdong Province. With the strong support and well-established experience of its listed parent, Hopewell Holdings Limited (stock code: 54), HHI focuses on the initiation, promotion, development, investment and operation of toll expressways and bridges.

FINANCIAL HIGHLIGHTS

Turnover by Expressway


87.7%
GS Superhighway
9.0%
ESW Ring Road
3.3%
Phase I West

Total Traffic by Expressway


75.2%
GS Superhighway
18.8%
ESW Ring Road
6.0%
Phase I West

Earnings before Interest and Tax
(HK$ million)


1,208
1,546
1,989
2005
2006
2007

Profit Attributable to Equity Holders of the Company
(HK$ million)


899
1,128
1,349
2005
2006
2007

Interest Coverage
(EBITDA / Interest)


6.5x
6.5x
5.2x
2005
2006
2007

Total Debt to Total Assets


35%
33%
33%
2005
2006
2007

Total Debt
(HK$ million)


5,399
5,283
5,818
2005
2006
2007

Net Debt* to Equity Attributable to the Equity Holders of the Company


27%
18%
13%
2005
2006
2007

* *Total debt less bank balances and cash, pledged bank balances and deposits and held-to-maturity debt securities*

5-YEAR FINANCIAL SUMMARY

Consolidated Results

(in HK$ million)	2003	2004	2005	2006	**2007**
			Year ended 30th June		
Turnover	1,030	1,245	1,514	1,735	**2,026**
Profit before tax	567	770	980	1,260	**1,529**
Income tax expenses	(25)	(22)	(63)	(111)	**(155)**
Profit for the year	542	748	917	1,149	**1,374**
Attributable to:					
Equity holders of the Company	**531**	**733**	**899**	**1,128**	**1,349**
Minority interests	11	15	18	21	**25**
Profit for the year	**542**	**748**	**917**	**1,149**	**1,374**

Consolidated Assets and Liabilities

(in HK$ million)	2003	2004	2005	2006	**2007**
			As at 30th June		
Property and equipment	9,001	9,545	9,360	9,381	**10,203**
Additional investment cost in jointly controlled entities	1,900	1,861	1,815	1,763	**1,706**
Investment in toll expressway project under development	151	38	46	47	**49**
Prepaid lease payments	–	129	124	124	**126**
Balances with jointly controlled entities	859	1,088	1,095	1,167	**806**
Held-to-maturity debt securities	–	711	–	–	**–**
Current assets	421	1,905	2,954	3,594	**4,534**
Total assets	**12,332**	**15,277**	**15,394**	**16,076**	**17,424**
Current liabilities	(569)	(440)	(456)	(529)	**(632)**
Non-current liabilities	(10,301)	(5,541)	(5,370)	(5,211)	**(5,853)**
Total liabilities	**(10,870)**	**(5,981)**	**(5,826)**	**(5,740)**	**(6,485)**
Minority interests	(30)	(32)	(33)	(36)	**(44)**
Equity attributable to equity holders of the Company	**1,432**	**9,264**	**9,535**	**10,300**	**10,895**

Earnings Per Share

(in HK cents)	2003	2004	2005	2006	**2007**
Basic	24.58	26.09	31.18	38.85	**45.45**
Diluted	N/A	26.05	30.98	38.63	**45.43**

Financial Ratios

	2003	2004	2005	2006	**2007**
Net debt[1] to equity attributable to the equity holders of the Company[2]	98%	34%	27%	18%	**13%**
Return on equity attributable to the equity holders of the Company[2]	9%	8%	9%	11%	**12%**

Note: (1) Net debt is defined as total debt (including bank and other loans and balances with outside joint venture partners) less bank balances and cash, pledged bank balances and deposits and held-to-maturity debt securities.

(2) Assumed HK$4,500 million of the amount due to holding company was capitalised for the year ended 30th June, 2003.

(3) The Company was incorporated on 14th January, 2003 in the Cayman Islands and became the holding company of the Group with effect from 30th June, 2003 upon completion of the Corporate Reorganisation as set out in the Company's prospectus dated 28th July, 2003.

CHAIRMAN'S STATEMENT

I am pleased to report that Hopewell Highway Infrastructure Limited continued to deliver impressive performance for the year ended 30th June, 2007, with profit attributable to equity holders of the Company rising to HK$1,349 million, a 20% increase over the last financial year's HK$1,128 million. Basic earnings per share increased to HK45.45 cents, a 17% rise over the last year's HK38.85 cents per share.

The satisfactory results were driven by the continued robust economic growth in the Pearl River Delta ("PRD") region which resulted in a 14% growth in the aggregate average daily traffic flow of the Group's expressways, the Guangzhou-Shenzhen Superhighway ("GS Superhighway") and the Phase I of the Western Delta Route ("Phase I West"), and also a 17% increase in the total toll revenue as compared to that of the last financial year. The average daily toll revenue of the Guangzhou East-South-West Ring Road ("ESW Ring Road") was about the same as last financial year.

The Board of Directors has recommended a final dividend of HK20 cents per share. Together with the interim dividend of HK15 cents per share, the dividend for the full year will be HK35 cents per share, a 23% increase as compared to HK28.5 cents for the last financial year. Subject to approval of the shareholders at the forthcoming annual general meeting to be held on 4th October, 2007, the proposed final dividend will be paid on or about 5th October, 2007 to shareholders as registered at the close of business on 4th October, 2007.

More emphasis to enhance the traffic management in order to improve service quality, efficiency and safety of the Group's expressways.



The Register of Members of the Company will be closed from Friday, 28th September, 2007 to Thursday, 4th October, 2007, both days inclusive, during which period no transfer of shares of the Company will be effected. In order to qualify for the proposed final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:30 p.m. on Thursday, 27th September, 2007.

Financial Status

The Group's financial position has been sound and solid during the financial year ended 30th June, 2007. Due to the continuing steady growth in traffic flow and toll revenue on the expressways, the Group's net toll revenue for the year ended 30th June, 2007 increased from HK$1,735 million to HK$2,026 million, up 17%.

Financial year	2006	**2007**	Growth Rate
GS Superhighway			
Average Daily Traffic (No. of vehicles '000)	270	**324**	20%
Average Daily Toll Revenue (RMB'000)	8,800	**10,035**	14%
ESW Ring Road			
Average Daily Traffic (No. of vehicles '000)	84	**81**	-4%
Average Daily Toll Revenue (RMB'000)	1,150	**1,149**	0%
Phase I West			
Average Daily Traffic (No. of vehicles '000)	23	**26**	13%
Average Daily Toll Revenue (RMB'000)	340	**376**	11%

In addition, the Group also benefited from the appreciation of the Renminbi given that 61% of the loans of the joint venture companies are in US Dollar. As a result, the Group recorded an exchange gain of HK$236 million during the year.

The Group's balance sheet remained very strong. Net current assets reached HK$3,902 million as at 30th June, 2007, a 27% increase over the HK$3,065 million as at the last financial year end. Benefiting from the strong cash flow generated by its expressway projects, net gearing (total debt less bank balances and cash, pledged bank balances and deposits to total equity) for the financial year 2007 reduced to 13%, as compared to last financial year's 18%. Net cash from operating activities increased to HK$1,758 million, a 20% rise over last year. As at 30th June, 2007, the Group had HK$3.9 billion cash on hand and unutilized syndicated bank loan facility of HK$3.6 billion. Such a solid financial position will definitely strengthen the Group's capabilities in capturing future investing opportunities.



GS Superhighway Changan Interchange

Business Review and Outlook

The persistent and robust economic development of the Guangdong Province and the PRD region has generated both passenger and cargo flow, which resulted in large travelling demand. In addition, the continuous expansion of the PRD expressway network, improved standard of living of people in the region, substantial increase in car ownership, rapid growth in passenger and freight transportation and logistics industry also generate tremendous traffic demand in the region. The Group expects the stable growth in traffic flow and toll revenue and the increasing importance of the GS Superhighway and Phase I West will continue. At the same time, the growing economies will provide the Group with more commercial opportunities.

GS Superhighway has demonstrated consistent steady growth in traffic and toll revenue since its opening to traffic in 1994. Since mid-September 2006, Shenzhen authorities have restricted heavy trucks to run on some of its local roads which helped boost traffic of the GS Superhighway. With the continuous economic development of Guangdong Province and the rapid increase in car ownership, the Group believes that the traffic flow and toll revenue of GS Superhighway will maintain stable growth. To cater for the increasing traffic demand, the GS Superhighway joint venture company has been actively refining the feasibility of widening GS Superhighway to dual five-lane.

During the year under review, two local toll-free roads were opened which had diverted traffic from the ESW Ring Road.

On 9th August, 2007, a wholly-owned subsidiary of the Company entered into an agreement with one of the joint venture partners of the Guangzhou East-South-West Ring Road joint venture for the sale of its entire interest, including rights, duties and obligations in the Guangzhou East-South-West Ring Road joint venture, for a consideration of RMB1,712.55 million. Completion of the agreement is subject to approval of the transaction by the respective shareholders of the Company and Hopewell Holdings Limited ("HHL"), parent company of the Company, and the approval of the relevant PRC authorities within 180 days of the date of the agreement (or such other date as the parties may be mutually agreed).

In November 2006, a local toll-free road in Foshan, parallel to Phase I West, was opened. This has resulted in traffic diversion and slowed down the growth of Phase I West. The joint venture company has been taking measures to attract more traffic.

While the Central Government has implemented country-wide stricter control and approval policy on land use which make land acquisition and demolition more difficult and also prolong the time of land handover, the construction of Phase II of the Western Delta Route ("Phase II West") has been proceeding and is currently planned to be completed by end of 2009.

GS Superhighway Taiping Interchange



The Group reached consensus with its PRC partner (also the PRC partner of the Phase I West and Phase II West) on the terms of investment, construction and operation of Phase III of the Western Delta Route ("Phase III West"). The preparation work for project approval's application of Phase III West is underway. Upon the completion of the Western Delta Route, it will be a strategic expressway directly linking up Guangzhou and Zhuhai along the western bank of the PRD. According to the Outline Plan of the Eleventh Five-Year Plan on National Economic and Social Development, the Guangdong Government will accelerate the development in the western flank of the PRD. The Group believes that the Western Delta Route will benefit from the Plan.

During the year under review, the Group has put more emphasis to enhance the traffic management in order to improve service quality, efficiency and safety of its expressways. Manpower and equipment have been increased in road patrol, rescue and traffic control to enhance traffic safety and improve the efficiency and effectiveness in handling traffic accidents and meeting emergencies. As a result, the number of fatal in the accidents had been substantially reduced.

As reported in the media, feasibility studies on the Hong Kong-Zhuhai-Macau Bridge project have been substantially completed and the Central Government is highly supportive of the project. The Group is confident that it will be in an advantageous position to assume an important role in this project once it proceeds to the tendering stage.

Change of Director

The Board welcomes Mr. Yuk Keung IP joining the Company as an Independent Non-Executive Director and a member of the Audit Committee with effect from 13th August, 2007. Mr. IP also serves as an Independent Non-Executive Director and a member of the Audit Committee of HHL with effect from the same date.

Appreciation

I would like to take this opportunity to thank my fellow directors, senior management team, and all staff for their hard work, dedication and commitment in the past year. I would also like to thank all our shareholders, financiers and business partners for their continuous support and confidence in the Group which have contributed towards the Group's success last year.

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman
Hong Kong, 21st August, 2007

MANAGEMENT TEAM



Sir Gordon Ying Sheung WU
GBS, KCMG, FICE
Chairman



Mr. Eddie Ping Chang HO
Vice Chairman



Mr. Thomas Jefferson WU
Managing Director

PROFILE OF DIRECTORS

Executive Directors

Sir Gordon Ying Sheung WU GBS, KCMG, FICE

Aged 71, he has been the Chairman of the Board of the Company since July 2003. He is also the Chairman of Hopewell Holdings Limited ("Hopewell Holdings"), the ultimate holding company of the Company, a director of various members of the Group, and an Independent Non-Executive Director of i-CABLE Communications Limited. He graduated from Princeton University with a Bachelor of Science degree in Engineering in 1958. He was responsible for the Group's infrastructure projects in the PRC and has been involved in the design and construction of numerous buildings and development projects of Hopewell Holdings and its subsidiaries in Hong Kong, the PRC and overseas, including the Shajiao B power plant which received the British Construction Industry Award and setting a world record of completion within 22 months. He is father of Mr. Thomas Jefferson WU, Managing Director of the Company.

He is very active in civic activities and community service, his civic and community duties include:

In Hong Kong

- Member — Commission on Strategic Development
- Member — Hong Kong Logistics Development Council
- Vice President — The Real Estate Developers Association of Hong Kong
- Member — The Greater Pearl River Delta Business Council
- Patron — Hong Kong Logistic Association
- Honorary Vice President — Hong Kong Football Association Limited

In the PRC

- Deputy Director — Chinese People's Political Consultative Conference – Overseas Chinese Affairs Committee
- Director — United Nations Association of China
- Invited Expert — China Development Bank



Mr. Alan Chi Hung CHAN
Deputy Managing Director



Ir. Leo Kwok Kee LEUNG
Executive Director



Mr. Lijia HUANG
Executive Director



Mr. Cheng Hui JIA
Executive Director



Mr. Barry Chung Tat MOK
Executive Director

Sir Gordon WU received Honorary Doctorate Degrees from Hong Kong Polytechnic University, University of Strathclyde, UK and University of Edinburgh, UK. He is a Fellow of The Institution of Civil Engineers, UK, The Chartered Institute of Logistics and Transport in Hong Kong and Hong Kong Academy of Engineering Sciences. He is also a Honorary Fellow of Australian Society of Certified Practising Accountants. He has been appointed the Honorary Consul of The Republic of Croatia in the Hong Kong SAR. His other awards include:

Honorary Citizen

- The City of New Orleans, USA
- The City of Guangzhou, PRC
- The City of Foshan, PRC
- The City of Shenzhen, PRC
- The District of Shunde, PRC
- The District of Nanhai, PRC
- The District of Huadu, PRC
- The Province of Quezon, the Philippines

Awards and Honours	Year of Award
• Officer de L'Ordre de la Couronne by HM Albert II, the King of Belgium	2007
• The Order of Croatian Danica with figure of Blaz Lorkovic by the Republic of Croatia	2007
• Gold Bauhinia Star (G.B.S.) by the Hong Kong SAR	2004
• Leader of the Year 2003 (Business/Finance) by Sing Tao Newspaper Group	2004
• Personality of the Year 2003 by the Asian Freight & Supply Chain Awards	2003
• Knight Commander of the Order of St. Michael and St. George for Services to British Exports by the Queen of England	1997
• Industry All-Star by Independent Energy, USA	1996
• International CEO of the Year by George Washington University, USA	1996
• Among "the Best Entrepreneurs" by Business Week	1994
• Man of the Year by the International Road Federation, USA	1994
• Business Man of the Year by the South China Morning Post and DHL	1991
• Asia Corporate Leader by Asia Finance Magazine, Hong Kong	1991
• Chevalier de L'Ordre de la Couronne by the King of Belgium	1985

Mr. Eddie Ping Chang HO

Aged 74, he has been the Vice Chairman of the Company since July 2003 and is a director of various members of the Group. He is also the Vice Chairman and Managing Director of Hopewell Holdings and the Chairman of the Remuneration Committees of both the Company and Hopewell Holdings. He is responsible for the overall management of Hopewell Group. He has extensive experience in implementation of property development and major infrastructure strategic development projects and has been in charge of negotiating all joint ventures and financing for development projects in the PRC, including hotel, power plant and road infrastructure projects undertaken by the Group and the group of companies of Hopewell Holdings. He is an Honorary Citizen of the cities of Guangzhou, Foshan and Shenzhen, and the Shunde District in the PRC.

Mr. Thomas Jefferson WU

Aged 34, an Executive Director of the Company since January 2003, he was appointed the Managing Director in July 2003. He is also the Co-Managing Director of Hopewell Holdings and a director of various members of the Group. He is responsible for strategic planning, corporate policy and overall management of the Group and has upgraded the financial and management accounting systems of the Group. He holds a Master of Business Administration degree from Stanford University and a Bachelor of Science degree in Mechanical and Aerospace Engineering from Princeton University. In 2006, the World Economic Forum selected Mr. WU as a "Young Global Leader". He is a member of the Huadu District Committee of The Chinese People's Political Consultative Conference and an Honorary Citizen of the City of Guangzhou in the People's Republic of China. Mr. WU is also a member of the Advisory Committee of the Securities and Futures Commission and acts as the Honorary Consultant of the Institute of Accountants Exchange, Honorary President of the Association of Property Agents and Realty Developers of Macau, Honorary President of the Association of Huadu in Macau, Honorary President of the Macau Ice Sports Federation, Chairman of Hong Kong Amateur Hockey Club Limited and Hong Kong Academy of Ice Hockey Limited, Vice Chairman of The Chamber of Hong Kong Listed Companies and an independent director of Melco PBL Entertainment (Macau) Limited. He is a son of Sir Gordon Ying Sheung WU, Chairman of the Board.

Mr. Alan Chi Hung CHAN

Aged 48, he has been an Executive Director of the Company since January 2003 and was appointed the Deputy Managing Director in July 2003. He is also a director of various members of the Group. He was awarded a Bachelor of Science degree from the Chinese University of Hong Kong in 1983 and a Postgraduate Diploma in Management Studies from the City University of Hong Kong in 1989. He is responsible for project coordination, project finance, management and administration of the expressway infrastructure and other projects of the Group in the PRC. He was an Executive Director of Hopewell Holdings during the period from 1st January, 2002 to 25th July, 2003.

Ir. Leo Kwok Kee LEUNG

BSc, MSc, DIC, ACIArb, CMILT, FHKIE, FIStructE, FICE

Aged 48 and an Executive Director of the Company since 3rd July, 2003, he is responsible for the planning, design, engineering and construction of projects within the Group. He is also a director of certain members of the Group. He graduated from Imperial College of the University of London with a Master of Science degree with Distinction in Earthquake Engineering and Structural Dynamics in 1991. In 1983, he was also awarded a Bachelor of Science degree with First Class Honours from the Council for National Academic Awards in Civil Engineering as well as the Institution of Civil Engineers' Prize for his outstanding undergraduate performance. He was previously in-charge of the architecture, engineering and construction of all in-house projects for 10 years with Hopewell Holdings from 1993 to 2003. Before joining the Group, he worked in Singapore, Kenya, England and Hong Kong and acquired a wide range of design and construction experiences in highways, bridges, buildings, dam and tunnel structures. He is also an expert in applying slipform and climbform techniques. In 2004, he was further awarded the PRC National Class 1 Registered Structural Engineers qualification. He serves as committee members to a number of Professional Institutions and he was the Chairman of the Hong Kong Branch of the Institution of Highways and Transportation (2006-2007).

Mr. Lijia HUANG

Aged 65 and an Executive Director of the Company since 3rd July, 2003, he is responsible for overseeing the daily operation and management of Guangzhou-Shenzhen Superhighway and is also a director of various members of the Group. He joined Hopewell Holdings in 1996 and was responsible for the operations and management of the expressways in Guangdong Province. He was previously the General Manager of Guangdong Provincial Highway Construction Company. During the years from 1961 to 1979, he held senior positions in various commissions in Zhaoqing Municipality of PRC.

Mr. Cheng Hui JIA

Aged 66 and an Executive Director of the Company since 3rd July, 2003, he is responsible for liaison and project coordination with various PRC government authorities. He was primarily engaged in the development of projects in the PRC during the 18 years with Hopewell Holdings. He was an Assistant to Chairman. He previously worked in aerospace research in the PRC for many years. He graduated from Harbin Industry University in 1964 with a Bachelor of Science degree.

Mr. Barry Chung Tat MOK

Aged 48, he was appointed an Executive Director of both the Company and Hopewell Holdings on 15th August, 2005. He has a Bachelor Degree in Economics/ Accounting from the University of Reading, United Kingdom. He has extensive knowledge in corporate finance and project finance. He was previously the Chief Executive of BOCI Capital Limited.

Independent Non-Executive Directors

Mr. Philip Tsung Cheng FEI

Aged 65, he was appointed an Independent Non-Executive Director of the Company on 10th July, 2003 and is also a member of the Audit Committee of the Company. He was awarded a Bachelor of Architectural Engineering degree from Cheng-Kung University in Taiwan in 1962, a Bachelor of Architecture degree from North Carolina State University in 1965 and a Master of Science degree in City Planning from Pratt Institute in the U.S. in 1974. He is currently the managing partner at Fei & Cheng Associates, an architectural and planning firm. He has over 30 years' experience in planning and architectural projects. Prior to establishing Fei & Cheng Associates, he worked for a number of architecture firms in the U.S.

Mr. Lee Yick NAM

Aged 60, he was appointed an Independent Non-Executive Director of the Company on 10th July, 2003 and is also an Independent Non-Executive Director of Hopewell Holdings. He is the Chairman of the Audit Committees and a member of the Remuneration Committees of both the Company and Hopewell Holdings. He holds a certificate in management studies from Carnegie Mellon University of the United States in 1977. He has over 30 years' experience in the banking, investment and finance industry. He was an Executive Director of Liu Chong Hing Bank from 1990 to 2001. Prior to that, he was a Vice President at Citibank, Mellon Bank and American Express Bank. He was appointed as a member of the Hong Kong Deposit Protection Board on 1st July, 2004 and Chairman of its Investment Committee since July 2006.

Mr. Kojiro NAKAHARA

Aged 66, he was appointed an Independent Non-Executive Director of the Company on 10th July, 2003 and is also a member of the Audit Committee of the Company. He graduated from Tokyo Mercantile Marine University in 1964 with a Bachelor degree in Marine Engineering. He joined Kanematsu Corporation in 1964 and had held various senior positions in Tokyo, Singapore and Hong Kong offices. He was appointed Managing Director of Kanematsu (Hong Kong) Limited in 1996 and retired in 2000.

Dr. Gordon YEN

Aged 37, he was appointed an Independent Non-Executive Director of the Company on 10th July, 2003 and is also a member of the Remuneration Committee of the Company. He was awarded a Bachelor of Manufacturing Engineering degree from Boston University, U.S. in 1990, a Master of Business Administration degree from McGill University, Canada in 1992 and a Doctorate degree in Business Administration from The Hong Kong Polytechnic University, Hong Kong in 2005. He is currently an Executive Director of Fountain Set (Holdings) Limited.

Mr. Yuk Keung IP

Aged 55, he was appointed an Independent Non-Executive Director and a member of the Audit Committees of both the Company and Hopewell Holdings on 13th August, 2007. He holds a Master of Science Degree in Accounting and Finance from Carnegie-Mellon University, Master of Science Degree in Applied Mathematics from Cornell University and Bachelor of Science Degree (Summa Cum Laude) in Applied Mathematics and Computer Science in Washington University, St. Louis. He has 29 years of banking experience in New York, San Francisco and Hong Kong, mostly with Citigroup. Mr. IP retired from Citigroup in June 2007 after holding various senior positions in wealth management, transaction services, corporate banking, financial institutions, global relationship banking and real estate finance.

GS Superhighway Dongguan Section





OPERATIONS REVIEW





GS Superhighway Shenzhen Section

The persistent and robust economic development of the Guangdong Province and the Pearl River Delta region (the "PRD") has generated both passenger and cargo flow, which resulted in large travelling demand. The expressway projects invested by the Group, namely, Guangzhou-Shenzhen Superhighway ("GS Superhighway") and Phase I of the Western Delta Route ("Phase I West") have recorded continued steady growth in both traffic flow and toll revenue during the year under review. The average daily toll revenue of the Guangzhou East-South-West Ring Road ("ESW Ring Road") was about the same as last financial year. Compared to the last financial year, aggregate average daily traffic and aggregate average daily toll revenue of the expressways recorded increases of 14% and 12% to 431,000 vehicles and RMB11,560,000 respectively. Total toll revenue for the year reached RMB4,219 million. Benefiting from Shenzhen's traffic restrictions on heavy trucks on certain of its local roads since mid-September 2006, GS Superhighway's average daily toll revenue has exceeded RMB10 million.

While the Central Government has implemented country-wide stricter control and approval policy on land use which make land acquisition and demolition more difficult and also prolong the time of land handover, the construction of Phase II of the Western Delta Route ("Phase II West") has been proceeding. The preparation work for project approval's application of Phase III of the Western Delta Route ("Phase III West") is underway. According to the Outline Plan of the Eleventh Five-Year Plan on National Economic and Social Development, the Guangdong Provincial Government will accelerate the development in the western flank of the PRD. The Group believes that the Western Delta Route will benefit from the Plan.

In addition, the continuing expansion of the PRD expressway network, improved standard of living of people in the region, substantial increase in car ownership, rapid growth in passenger and freight transportation and logistics industry also generate tremendous traffic demand in the region. The Group expects the stable growth in traffic flow and toll


联嘉祥

revenue and the increasing importance of the GS Superhighway and Phase I West will continue. At the same time, these growing economies will provide the Group with more commercial opportunities.

Benefiting from the continuing Renminbi appreciation, the GS Superhighway joint venture company has recorded exchange gains on retranslation of the United States dollar bank loans. As at 30th June, 2007, the Group had HK$3.9 billion cash on hand and unutilised syndicated bank loan facility of HK$3.6 billion. Such a solid financial position will definitely strengthen the Group's capabilities in capturing future investment opportunities.



GS Superhighway Traffic Control Centre

On 9th August, 2007, a wholly-owned subsidiary of the Company entered into an agreement with one of the joint venture partners of the Guangzhou East-South-West Ring Road joint venture for the sale of its entire interest, including rights, duties and obligations in the Guangzhou East-South-West Ring Road joint venture, for a consideration of RMB1,712.55 million. Completion of the agreement is subject to approval of the transaction by the respective shareholders of the Company and Hopewell Holdings Limited ("HHL"), parent company of the Company, and the approval of the relevant PRC authorities within 180 days of the date of the agreement (or such other date as the parties may mutually agree). The transaction is presently planned to be completed before the end of 2007.

Guangzhou-Shenzhen Superhighway

PROJECT SUMMARY

Location	Guangzhou to Shenzhen, Guangdong, PRC
Length	122.8 km
Lane	Dual three lane
Class	Expressway
JV Contractual Operation Period	Jul 1997 – Jun 2027
Profit Sharing Ratio	Year 1-10 : 50% Year 11-20 : 48% Year 21-30 : 45%



Guangzhou
Foshan
Dongguan
Shunde
Shenzhen
Zhongshan
Hong Kong
Zhuhai
Macau

GS Superhighway is a 122.8 km long, closed system, fully lit dual three-lane expressway. It is currently the only expressway connecting Guangzhou, Shenzhen and Hong Kong. It is also the major artery in the PRD highway network with connections to the Guangzhou Ring Road, Guangzhou Second Ring Road (northern section), Humen Bridge, Dongguan Changhu Expressway, Shenzhen Jihe Expressway, Shenzhen Nanping Expressway and also other major cities, ports and airports in the region. It has demonstrated consistent steady growth in traffic and toll revenue since its opening to traffic in 1994. Over the past financial year, GS Superhighway's average daily traffic rose 20% to 324,000 vehicles while its average daily toll revenue rose 14% to RMB10,035,000. The annual toll revenue increased to RMB3,663 million, representing an increase of 14% over the last year.

Since mid-September 2006, Shenzhen authorities have restricted heavy trucks to run on some of its local roads, requiring heavy trucks entering into the Huanggang Border Crossing to travel directly to GS Superhighway en route to other destinations. This arrangement helped boost traffic of the GS Superhighway.

The joint venture company has persisted in upgrading its service standard and improving its ancillary facilities. Within the reporting year, the joint venture company has completed the expansion of its Huanggang, Futian, Nantou, Fuyong and Xinqiao toll stations. It has also completed the construction of its Nanping toll station. Moreover, to increase its traffic management capability,

GS Superhighway Joint Venture

Average Daily Toll Revenue
(RMB million)



8.13
8.80
10.03
2005
2006
2007

Average Daily Traffic
(No. of vehicles in thousand)



229
270
324
2005
2006
2007

Annual Toll Revenue
(RMB million)



2,969
3,213
3,663
2005
2006
2007

additional surveillance CCTVs were installed. Resources have also been deployed to enhance the safety facilities, strengthen the patrol and rescue services aiming to improve emergency handling efficiency and minimize traffic congestion caused by traffic accidents. As a result, the number of fatal in accidents had been substantially reduced. The joint venture company will continue to enhance the road patrol, rescue and traffic management in order to improve the traffic accident handling efficiency.

Starting from mid-July 2007, a section of the main alignment at the Machong interchange (southern direction) has temporarily been closed to effect repair and maintenance. As traffic management has been well organized to minimize inconvenience to road users, no significant impact on toll revenue of the GS Superhighway was observed.

As reported in the Interim Report, the joint venture company has agreed, subject to the approval of the Guangdong Provincial Government, to take up RMB725.14 million, a part of the additional investment of the Group incurred during the construction of the GS Superhighways, and such approval has now been obtained. The above will not have a material impact on the results of the operation of the Group.



Also, as reported in the Interim Report, due to difficulties in changing the original land use to utilize land parcels already acquired within the interchanges and along the GS Superhighway for property development, and that the operation of space under elevated sections for shops has primarily ceased for some time due to various constraints, the above two projects will not be further proceeded with by the joint venture company.

With the continuous economic development of Guangdong Province and the rapid increase in car ownership, the Group believes that the traffic flow and toll revenue of GS Superhighway will maintain stable growth. To cater for the increasing traffic demand, the joint venture company has been actively refining the feasibility of widening GS Superhighway to dual five-lane.

According to the joint venture contract, the Group's profit sharing ratio has been adjusted from 50% to 48% since 1st July, 2007.

GS Superhighway Joint Venture

Average Daily Traffic
(No. of vehicles in thousand)



350
300
250
200
150
100
50
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994

Average Daily Toll Revenue
(RMB thousand)



11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994

Guangzhou East-South-West Ring Road

PROJECT SUMMARY

Location	Guangzhou, Guangdong, PRC
Length	38 km
Lane	Dual three lane
Class	Expressway
JV Contractual Operation Period	Jan 2002 – Dec 2031
Net Cash Flow Sharing Ratio	Year 1-10 : 45.0% Year 11-20 : 37.5% Year 21-30 : 32.5%



Guangzhou
Foshan
Dongguan
Shunde
Shenzhen
Zhongshan
Hong Kong
Zhuhai
Macau

The ESW Ring Road is a 38 km long expressway, with connections to the GS Superhighway, Nansha Port Expressway, Phase I West, Guangfo Expressway, Guangzhou North Ring Road and the other major feeder roads of Guangzhou, creating a circular transportation artery surrounding the central part of Guangzhou. It serves an important function of relieving the inner city traffic pressure of Guangzhou and providing a speedy route for traffic to pass through Guangzhou en route to other destinations.

During the year under review, two local toll-free roads running parallel to a portion of the ESW Ring Road were opened which had diverted traffic from the ESW Ring Road.

Over the past financial year, the average toll revenue was RMB1,149,000, maintaining at about the same level as the preceding financial year, whilst the average daily toll traffic decreased by 4% to 81,000 vehicles. The annual toll revenue was RMB419 million.

ESW Ring Road Joint Venture

Average Daily Toll Revenue
(RMB thousand)



975
1,150
1,149
2005
2006
2007

Average Daily Traffic
(No. of vehicles in thousand)



63
84
81
2005
2006
2007

Annual Toll Revenue
(RMB million)



356
419
419
2005
2006
2007



ESW Ring Road Yajisha Bridge

On 9th August, 2007, a wholly-owned subsidiary of the Company entered into an agreement with one of the joint venture partners of the Guangzhou East-South-West Ring Road joint venture for the sale of its entire interest, including rights, duties and obligations in the Guangzhou East-South-West Ring Road joint venture, for a consideration of RMB1,712.55 million. Completion of the agreement is subject to approval of the transaction by the respective shareholders of the Company and HHL, and the approval of the relevant PRC authorities within 180 days of the date of the agreement (or such other date as the parties may mutually agree). The transaction is presently planned to be completed before the end of 2007.

ESW Ring Road Joint Venture

Average Daily Traffic
(No. of vehicles in thousand)


100
90
80
70
60
50
40
30
20
10
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997

Average Daily Toll Revenue
(RMB thousand)


1,400
1,200
1,000
800
600
400
200
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997

Phase I of the Western Delta Route

PROJECT SUMMARY

Location	Guangzhou to Shunde, Guangdong, PRC
Length	14.7 km
Lane	Dual three lane
Class	Expressway
JV Contractual Co-operation Period	Sep 2003 – Sep 2033
Profit Sharing Ratio	50%


Guangzhou
Foshan
Dongguan
Shunde
Shenzhen
Zhongshan
Hong Kong
Zhuhai
Macau

Phase I West is a 14.7 km closed system dual three-lane expressway. It has connections to the ESW Ring Road in the north and the National Highway 105 and Bigui Road of Shunde in the south. Currently, Phase I West is the only expressway linking Guangzhou and the Shunde District of Foshan.

In November 2006, a local toll-free road in Foshan, parallel to Phase I West was opened. This has resulted in traffic diversion and slowed down the growth of Phase I West. The joint venture company has taking measures to attract more traffic.

Over the past financial year, the average daily toll revenue of Phase I West grew 11% to RMB376,000, while the average daily traffic grew 13% to 26,000 vehicles. The annual toll revenue reached RMB137 million.

Phase I West Joint Venture

Average Daily Toll Revenue
(RMB thousand)


273
340
376
2005
2006
2007

Average Daily Traffic
(No. of vehicles in thousand)


18
23
26
2005
2006
2007

Annual Toll Revenue
(RMB million)


100
123
137
2005
2006
2007



Phase I West

Phase I West Joint Venture

Average Daily Traffic
(No. of vehicles in thousand)


30
25
20
15
10
50
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2007
2006
2005
2004

Average Daily Toll Revenue
(RMB thousand)


450
400
350
300
250
200
150
100
50
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
2007
2006
2005
2004

Phase II and III of the Western Delta Route

PROJECT SUMMARY

	Phase II West
Location	Shunde to Zhongshan, Guangdong, PRC
Length	Approx. 46 km
Lane	Dual three lane
Class	Expressway
JV Contractual Co-operation Period	Apr 2007 – Sep 2038
Profit Sharing Ratio	50%

	Phase III West
Location	Zhongshan to Zhuhai, Guangdong, PRC
Length	Approx. 38 km
Lane	Dual three lane
Class	Expressway
JV Contractual Co-operation Period	Subject to the approval of the relevant PRC authorities
Profit Sharing Ratio	Proposed 50%




Guangzhou
Foshan
Dongguan
Shunde
Shenzhen
Zhongshan
Hong Kong
Zhuhai
Macau

The Western Delta Route is to be constructed in three phases. Phase I West was completed and started operations in April 2004.

Phase II West will be a 46 km closed system dual three-lane expressway starting in the north from the Shunde end of Phase I West and extending southward to National Highway 105 and the proposed western expressway of Zhongshan. Upon completion, it will be the only presently planned expressway linking Guangzhou to the central part of Zhongshan. While the Central Government has implemented country-wide stricter control and approval policy on land use which make land acquisition and demolition more difficult and also prolong the time of land handover, the construction of Phase II West has been proceeding and is currently planned to be completed by end of 2009.

Phase III West will be a 38 km expressway starting in the north from the Zhongshan end of Phase II West and extending southward to Zhuhai. The total investment cost (excluding interest during construction period) is planned to be RMB3.6 billion. The Group reached consensus with its PRC partner (also the PRC partner of the Phase I West and Phase II West) on the terms of investment, construction and operation of the Phase III West. The preparation work for project approval's application of Phase III West is underway.

Upon the completion of the Western Delta Route, it will be a strategic expressway directly linking up Guangzhou and Zhuhai along the western bank of the PRD. According to the Outline Plan of the Eleventh Five-Year Plan on National Economic and Social Development, the Guangdong Government will accelerate the development in the western flank of the PRD. The Group believes that the Western Delta Route will benefit from the Plan.

Hong Kong-Zhuhai-Macau Bridge Project


Guangzhou
Foshan
Dongguan
Shunde
Shenzhen
Zhongshan
Hong Kong
Zhuhai
Macau

As reported in the media, feasibility studies on the Hong Kong-Zhuhai-Macau Bridge project have been substantially completed and the Central Government is highly supportive of the project. The Group is confident that it will be in an advantageous position to assume an important role in this project once it proceeds to the tendering stage.



Others

Employees and Remuneration Policies

As at 30th June, 2007, the Group employed 34 employees while the joint venture companies employed approximately 3,100 employees. We offer competitive remuneration packages to employees based on the prevailing market practices and individual performance. The Group also adopted share option scheme and share award scheme for the purposes of recognizing contributions by, and giving incentives to, the employees. Details of the schemes are set out in the Report of the Directors. The Group also provides medical and personal accident insurance coverage to all staff members. During the year, various staff events, such as Annual Dinner, Staff Appreciation Lunch, Bowling Night and staff recreation and sports events, were organized to build closer relationship.

Training programs for improving employee productivity were conducted in the past year on an ongoing basis. They included elementary and intermediate Putonghua Courses which aimed at enhancing the communication skills with the Mainland staff and Red Cross First Aid Course which aimed at increasing safety awareness and accident prevention in the Group.

Community Relations

During the year, the Group continued to support various community services and events such as Dress Casual Day, Walk for Millions, CHKLC Football Competition, Olympic Day Run, MTR Race Walking etc.

FINANCIAL REVIEW

Group Results

For the financial year ended 30th June, 2007, the net toll revenue of the Group increased 17% to HK$2,026 million from HK$1,735 million of the last corresponding year, mainly due to the rise in traffic flow of the Group's expressways in the People's Republic of China (the "PRC"). Of the total toll revenue, Guangzhou-Shenzhen Superhighway ("GS Superhighway") contributed 88% or HK$1,777 million, whereas Guangzhou East-South-West Ring Road ("ESW Ring Road") and Phase I of the Western Delta Route ("Phase I West") contributed 9% or HK$183 million and 3% or HK$66 million respectively. The toll revenue increased HK$291 million, of which GS Superhighway shared HK$276 million, ESW Ring Road and Phase I West shared HK$7 million and HK$8 million respectively.

The Group's proportionately shared net toll revenue is set out as follows:

	Year ended 30th June	
	2006 HK$ million	**2007** **HK$ million**
GS Superhighway	1,501	**1,777**
ESW Ring Road	176	**183**
Phase I West	58	**66**
	1,735	**2,026**

Total expenses for the financial year ended 30th June, 2007, including toll operation expenses, depreciation and amortisation charges, and general and administrative expenses increased 18% from HK$525 million of the last corresponding year to HK$622 million, mainly due to the increase in depreciation and amortisation charges. Under the Group's accounting policies, depreciation and amortisation charges of toll expressways and additional investment costs are calculated based on the ratio of actual traffic volume in the year compared to the total expected traffic volume over the remaining concession period of the respective jointly controlled entity, depreciation and amortisation charges increased HK$61 million in the current financial year as a result of the strong growth of traffic flow.

Other income included a one-off adjustment on imputed interest income amounting to approximately HK$66 million arising from repayment of interest-free shareholder's loan by Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV"), a jointly controlled entity of the Group, in accordance with the applicable International Financial Reporting Standards ("IFRS"). Correspondingly, finance costs included a one-off adjustment on imputed interest expenses amounting to approximately HK$139 million as a consequence of repayment of interest-free shareholders' loans by Ring Road JV to the joint venture partners of Ring Road JV, in accordance with applicable IFRS. The net financial impact arising on the above IFRS adjustments is to reduce the profit for the year amounting to approximately HK$73 million.

Despite the IFRS adjustments on imputed interest income and expenses, the profit attributable to equity holders of the Company increased 20% to HK$1,349 million from HK$1,128 million of the last corresponding year, mainly due to robust growth in toll revenue, improvements in the yields on the Group's bank balances and benefits from Renminbi appreciation, including an exchange gain on retranslation of the United States dollar bank loans borrowed by a PRC jointly controlled entity.

Liquidity and Financial Resources

The Group's total debt to total assets ratio and gearing ratio (net debt to equity attributable to the equity holders of the Company) were 33% (2006: 33%) and 13% (2006: 18%) respectively. The gearing structure is set out below:

	At 30th June	
	2006 HK$ million	**2007 HK$ million**
Total debt	5,283	**5,818**
Net debt (Note)	1,875	**1,470**
Total assets	16,076	**17,425**
Equity attributable to the equity holders of the Company	10,300	**10,895**
Total debt/Total assets	33%	**33%**
Net debt/Equity attributable to the equity holders of the Company	18%	**13%**

Note: Net debt is defined as total debt less bank balances and cash together with pledged bank balances and deposits.

At 30th June, 2007, the bank and other borrowings of the jointly controlled entities proportionately shared by the Group amounted to approximately HK$5,215 million (2006: HK$4,642 million) with the following profile:

(a) 99.9% (2006: 98%) was bank loans and 0.1% (2006: 2%) was other loans; and

(b) 61% (2006: 71%) was denominated in United States dollars, 29% (2006: 29%) was denominated in Renminbi and 10% (2006: Nil) was denominated in Hong Kong dollars.

The net current assets of the Group increased 27% from approximately HK$3,065 million at 30th June, 2006 to approximately HK$3,902 million at 30th June, 2007.

In October 2005, the Group obtained a 5-year unsecured syndicated bank revolving credit and term loan facility of HK$3.6 billion and the facility was undrawn at 30th June 2006 and 2007.

In June 2007, Ring Road JV entered into agreements with PRC banks to obtain additional loans to finance repayment of substantially all of the outstanding shareholders' loans to the joint venture partners and the Group had received the repayment amounting to approximately HK$673 million upto 30th June, 2007.

At 30th June, 2007, the Group has bank balances and cash of approximately HK$3,904 million (2006: HK$3,014 million), together with undrawn facility of HK$3,600 million (2006: HK$3,600 million), the Group's funding capabilities have been further strengthened for the planned and potential investment opportunities, including and in particular the Hong Kong-Zhuhai-Macau Bridge project.

Warrants

The warrants of the Company carrying subscriptions rights in aggregate of HK$365,890,598 were created and issued in registered form on 5th August, 2003 which conferred the right to registered holders to subscribe for shares of the Company at an initial subscription price of HK$4.18 per shares exercisable during the period from 6th August, 2003 to 5th August, 2006 ("Subscription Rights"). By the date of expiry, the Subscription Rights of HK$357,499,863 (representing 98% of the aggregate Subscription Rights) were exercised by registered holders to convert into 85,526,283 shares of the Company.

FINANCIAL REVIEW

Debt Maturity Profile

The maturity profile of bank and other borrowings of the jointly controlled entities proportionately shared by the Group as at 30th June, 2007 as compared to that at 30th June, 2006 is shown as follows:

	At 30th June	
	2006	**2007**
Repayable within 1 year	6%	**4%**
Repayable between 1 to 5 years	22%	**25%**
Repayable beyond 5 years	72%	**71%**

Other than the above, the Group has no other bank borrowings both at 30th June, 2006 and 2007. Bank borrowings of the jointly controlled entities carry floating interest rates.

Interest Rate and Exchange Rate Exposures

There have been no significant changes in the Group's policy in terms of interest rate and exchange rate exposures. Neither the Group nor the jointly controlled entities have any financial derivative instruments to hedge the interest rate or foreign currency exchange rate exposures. The cash dividends received from the Group's jointly controlled entities are settled in Hong Kong dollars whereas the Group's expenses are mainly in Hong Kong dollars. In addition, substantial portion of bank borrowings of a jointly controlled entity is denominated in United States dollars which generated an exchange gain upon retranslation of such United States dollars bank borrowings.

Treasury Policies

The Group continues to adopt conservative treasury policies in financial and funding management. Its liquidity and financial resources are reviewed on a regular basis to minimise the cost of funding and enhance the return on financial assets. Cash is generally placed in short-term deposits denominated in United States dollars and Hong Kong dollars.

Capital Commitments

During the year ended 30th June, 2007, the Group had made capital contribution to Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV"), a jointly controlled entity of the Group, for development of the Phase II of the Western Delta Route amounting to approximately HK$179 million. At 30th June, 2007, the Group had outstanding commitments to make capital contribution to West Route JV totalling approximately HK$700 million (2006: HK$833 million).

At 30th June, 2007, the Group had agreed, subject to the approval of the relevant authorities, to make capital contribution to West Route JV for development of the Phase III of the Western Delta Route totalling approximately HK$585 million (2006: HK$555 million).

At 30th June, 2007, GS Superhighway JV, Ring Road JV and West Route JV had outstanding commitments proportionately shared by the Group in respect of acquisition of property and equipment, and construction of the Phase II of the Western Delta Route contracted but not provided for totalling approximately HK$1,426 million (2006: HK$19 million).

Charges on Assets

At 30th June, 2007, certain assets of the jointly controlled entities of the Group were pledged to banks to secure general banking facilities granted to the jointly controlled entities. The carrying amounts of these assets are analysed as follows:

	At 30th June	
	2006 HK$ million	**2007** **HK$ million**
Toll expressways	6,942	**6,973**
Prepaid lease payments	84	**85**
Bank balances and deposits	358	**393**
Other assets	176	**231**
	7,560	**7,682**

At 30th June, 2006 and 2007, the toll collection right of GS Superhighway JV was pledged to banks to secure general banking facilities granted to the jointly controlled entity. In addition, 90% (2006: 90%) and 65% (2006: 65%) of the toll collection rights of Ring Road JV and West Route JV respectively were pledged to banks to secure general banking facilities granted to the respective jointly controlled entities.

Contingent Liabilities

At 30th June, 2007, there was no material contingent liabilities for the Group since 30th June, 2006.

Material Acquisition or Disposal

During the year ended 30th June 2007, there was no material acquisition or disposal of the Company's subsidiaries or associated companies.

Post Balance Sheet Event

On 9th August, 2007, the Group entered into an agreement with the PRC joint venture partner of Ring Road JV pursuant to which the Group agreed to sell, and the PRC partner of Ring Road JV agreed to purchase, the entire 45% interest of the Group in Ring Road JV and other rights, duties and obligations in the ESW Ring Road project for a consideration of RMB1,712.55 million. The completion of the agreement is subject to the approval by the shareholders of the Company and Hopewell Holdings Limited, the ultimate holding company, and relevant PRC authorities within 180 days of the date of the agreement (or such other date as may be mutually agreed).

Such disposal transaction constituted a disclosable and connected transaction of the Group. Details of the disposal can be referred to the announcement of the Company and Hopewell Holdings Limited dated 9th August, 2007.

CORPORATE GOVERNANCE REPORT

Corporate Governance Practices

The Company is committed to the principles of corporate governance and corporate responsibility consistent with prudent management. It is the belief of the Board of Directors (the "Board") that such commitment will in the long term serve to enhance shareholders' value. The Board has set up procedures on corporate governance that comply with the requirements of the Code on Corporate Governance Practices (the "CG-Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Throughout the year ended 30th June, 2007, the Company has complied with all code provisions set out in the CG-Code.

Board of Directors

The Company is managed through the Board which currently comprises of eight Executive Directors (including the Chairman) and five Independent Non-Executive Directors. The names and biographical details of the Directors, and the relationship amongst them, if any, are set out on pages 10 to 13 of this Annual Report.

The Board is responsible for setting the strategic direction and policies of the Group and supervising the management. Some functions including, inter alia, the monitoring and approval of material transactions, matters involving a conflict of interest for a substantial shareholder or Director of the Company, the approval of the interim and final results, other disclosures to the public or regulators and the internal control system are reserved by the Board and the decisions relating to such matter shall be subject to the decision of the Board. Matters not specifically reserved to the Board and necessary for the daily operations of the Company are delegated to the management under the supervision of the respective Directors and the leadership of the Managing Director.

There are agreed procedures for the Directors, upon reasonable request, to seek independent professional advice at the Company's expense in appropriate circumstances.

Sir Gordon Ying Sheung WU served as Chairman of the Board throughout the year and is responsible for providing leadership and management of the Board. The role of the Chairman is separated from that of the Managing Director. Mr. Thomas Jefferson WU (son of Sir Gordon Ying Sheung WU), Managing Director, is responsible for the day-to-day management of the business of the Company. The division of the responsibilities between the Chairman and the Managing Director has been established and clearly set out in writing.

Independent Non-Executive Directors are selected with the necessary skills and experience to provide strong independent element on the Board and to exercise independent judgement. At least one of the Independent Non-Executive Directors has appropriate professional qualifications or accounting or related financial management expertise as provided under Rule 3.10 of the Listing Rules. The Board has received from each Independent Non-Executive Director a written annual confirmation of independence. All the Independent Non-Executive Directors meet the independence criteria set out in Rule 3.13 of the Listing Rules.

In accordance with the Company's Articles of Association, all newly appointed Directors shall hold office until the next following general meeting of the Company after their appointment and shall then be eligible for re-election. Every Director shall retire at the conclusion of the annual general meeting of the Company held in the third year following the year of his last appointment by the Board, election or re-election, and shall be eligible for re-election subject to the provisions of the Articles of Association. All Independent Non-Executive Directors are appointed for a specific term of three years and are subject to retirement from office and re-election at least once every three years.

The Board regularly reviews the plans for orderly succession for appointments to the Board and its structure, size and composition. If the Board considers that it is necessary to appoint new Director(s), it will set down the relevant appointment criteria which may include, where applicable, the background, experience, professional skills, personal qualities, availability to commit to the affairs of the Company and, in case of Independent Non-Executive Director, the independence requirements set out in the Listing Rules from time to time. Nomination of new Director will normally be made by the Chairman and/or Managing Director and subject to the Board's approval. External consultants may be engaged, if necessary, to access a wider range of potential candidate(s). On 13th August, 2007, Mr. Yuk Keung IP was appointed as an Independent Non-Executive Director of the Company.

The Company has arranged appropriate insurance cover in respect of legal action against the Directors and officers.

Board Committees

The Board has established a Committee of Executive Directors in September 2004 with delegated authority for reviewing and approving the day to day business operations and ordinary and usual course of business of the Company. This committee comprises all the Executive Directors of the Company.

The Company has also established the Audit Committee and the Remuneration Committee to deal with the following specific matters in the interest of all shareholders in an objective manner. Members of these 2 Board Committees comprise, except for the Chairman of the Remuneration Committee, entirely of Independent Non-Executive Directors.

	Audit Committee	***Remuneration Committee***
Committee members	Mr. Lee Yick NAM* (Chairman) Mr. Philip Tsung Cheng FEI* Mr. Kojiro NAKAHARA* Mr. Yuk Keung IP* (Appointed on 13th August, 2007)	Mr. Eddie Ping Chang HO# (Chairman) Mr. Lee Yick NAM* Dr. Gordon YEN*
Major responsibilities and functions	• Consider the appointment and independence of external auditors. • Review and supervise the Group's financial reporting process, internal control and compliance. • Review and monitor the interim and annual financial statements before submission to the Board.	• Assist the Board for development and administration of the policy and procedure on the remuneration of the Directors and senior management of the Company.
Work performed during the year	• Considered and approved the terms of engagement of the external auditors including audit fee. • Reviewed the annual financial statements for the year ended 30th June, 2006 and the interim financial statements for the six months ended 31st December, 2006. • Reviewed the work performed by the Internal Audit Department and the Group's internal control system.	• Reviewed and make recommendations to the Board on bonus. • Reviewed the level of Directors' fees for the year. • Reviewed and approved the grant of share awards to the directors under the Share Award Scheme.

\# *Executive Director*
* *Independent Non-Executive Director*

Attendance at Meetings

The attendance records of the Directors at Board Meetings, Audit Committee Meetings, Remuneration Committee Meetings and Annual General Meeting are as follows:

	Number of meetings attended / held			
	Board Meetings	***Audit Committee Me gs***	***Remuneration Committee Meetings***	***Annual General Meeting***
Number of meetings held	5	2	2	1
Executive Directors				
Sir Gordon Ying Sheung WU GBS, KCMG, FICE *(Chairman)*	3 out of 5	N/A	N/A	1 out of 1
Mr. Eddie Ping Chang HO *(Remuneration Committee Chairman)*	4 out of 5	N/A	2 out of 2	1 out of 1
Mr. Thomas Jefferson WU	4 out of 5	N/A	N/A	1 out of 1
Mr. Alan Chi Hung CHAN	4 out of 5	N/A	N/A	1 out of 1
Ir. Leo Kwok Kee LEUNG	5 out of 5	N/A	N/A	1 out of 1
Mr. Lijia HUANG	4 out of 5	N/A	N/A	0 out of 1
Mr. Cheng Hui JIA	4 out of 5	N/A	N/A	1 out of 1
Mr. Barry Chung Tat MOK	5 out of 5	N/A	N/A	1 out of 1
Independent Non-Executive Directors				
Mr. Philip Tsung Cheng FEI	5 out of 5	2 out of 2	N/A	1 out of 1
Mr. Kojiro NAKAHARA	4 out of 5	2 out of 2	N/A	1 out of 1
Mr. Lee Yick NAM *(Audit Committee Chairman)*	5 out of 5	2 out of 2	2 out of 2	1 out of 1
Dr. Gordon YEN	5 out of 5	N/A	2 out of 2	1 out of 1
Mr. Yuk Keung IP *(Appointed on 13th August, 2007)*	N/A	N/A	N/A	N/A

Remuneration Policy

The Company recognizes the need to implement a competitive remuneration policy in order to attract, retain and motivate the Directors and senior management to achieve the corporate targets. The remuneration package of the Executive Directors comprises of some fixed elements: basic salary, provident fund contribution and other benefits including insurance cover, as well as bonus, share options and share awards which are performance related elements. No Director is allowed to approve his own remuneration.

The fixed elements of the Executive Directors' remuneration are reviewed annually and will take into account the job nature, responsibilities, experience and performance of the individual as well as prevailing market salary practices. Directors' fees for the current financial year had been approved by the shareholders at the last Annual General Meeting of the Company held on 19th October, 2006.

Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules as its model code for securities transactions by the Company's Directors and relevant employees who are or may be in possession of unpublished price sensitive information. Based on the specific enquiry made, all Directors have confirmed that they have complied fully with the Model Code throughout the year.

Financial Reporting

The Directors recognize their responsibility for preparing the financial statements of the Group. The Directors consider that the Group has adequate resources to continue in business for the foreseeable future and are not aware of material uncertainties that may cast significant doubt on the Company's ability to continue as a going concern.

The responsibilities of the auditors with respect to the financial reporting are set out in the Independent Auditor's Report on page 50 of this Annual Report.

External Auditors

The Company's external auditors are Deloitte Touche Tohmatsu. They are responsible for auditing and forming an independent opinion on the annual financial statements. The independence of the external auditors is monitored by the Audit Committee which is also responsible for making recommendations to the Board on the appointment of the external auditors as well as approving their terms of engagement including their fees. Apart from the statutory audit of the annual financial statements, Deloitte Touche Tohmatsu was also engaged to perform a review on the interim financial statements of the Company for the six months ended 31st December, 2006 as well as advising on tax compliance and related matters. During the year ended 30th June, 2007, the fees payable by the Group to the external auditors in respect of audit and non-audit services (including the amount payable by the jointly controlled entities proportionately shared by the Group) were as follows:

	HK$'000
Audit services	1,664
Non-audit services:	
Tax compliance services	99
Others	688
	2,451

Internal Controls

The Board is of the opinion that a sound internal control system will contribute to the effectiveness and efficiency of operations, the reliability of financial reporting and the Group's compliance with applicable laws and regulations and will assist the Board in the management of any failure to achieve business objective.

The Group's internal control procedures include a comprehensive system for reporting information to the division head of each business unit and the Executive Directors.

Business plans and budgets are prepared annually by the management of each business unit and are subject to review and approval by the Executive Directors. Plans and budgets are reviewed on a quarterly basis to measure actual performance against the budget. When setting budgets and forecasts, management identifies, evaluates and reports on the likelihood and potential financial impact of significant business risks. Different guidelines and procedures have been established for the approval and control of operating expenditures, capital expenditures and the unbudgeted expenditures and acquisitions.

The Executive Directors review monthly management reports on the financial results and key operating statistics of each unit and hold periodical meetings with the senior management of each business unit and the finance team to review these reports, discuss business performance against budgets, forecasts and market conditions, and to address accounting and finance related matters.

The Board is responsible for the Group's system of internal controls and for reviewing its effectiveness through the Audit Committee. Evaluation of the Group's internal control is independently conducted by the Internal Audit Department on an on-going basis. Internal Audit Department reports to the Audit Committee at least twice every year on significant findings on internal controls.

For the year under review, the Board has through the Audit Committee reviewed the effectiveness of the Group's internal control system.

Investor Relations

The Company places great emphasis on the effective communication with investors. It has disclosed information accurately and swiftly, and in strict compliance with relevant requirements. During the year under review, the Company has further strengthened its relationship with investors through active participation in various investment conferences, regular meetings with analyst and investors, teleconferences and press conferences. Through these activities, shareholders and investors can gain a better understanding of the Company's existing operations and strategic developments.

In order to enhance the effectiveness of communication with investors, updated information is available on the Company's website www.hopewellhighway.com. These include traffic and toll revenue statistics and other data of the Company's toll road projects, company announcement, press release as well as interim and annual reports, which are posted on the website promptly.

The Company will continue to devote effort in upholding a close relationship with investors and shareholders. With the dynamic investor relations program in place, the Company aims at maintaining effective communications with the market and thus maximizing the shareholder value.

REPORT OF THE DIRECTORS

The Directors have pleasure in presenting their annual report on the affairs of the Company and the Group together with the audited financial statements for the year ended 30th June, 2007.

Principal Activities

The principal activity of the Group is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in the People's Republic of China ("PRC") through its jointly controlled entities established in the PRC. The principal activity of the Company is investment holding.

Results

The results of the Group for the year ended 30th June, 2007 are set out in the Consolidated Income Statement on page 51.

Dividends

The Directors recommend the payment of a final dividend of HK20 cents (2006: HK17 cents) per share which, together with the interim dividend of HK15 cents (2006: HK11.5 cents) per share paid on 23rd March, 2007, will result in total dividends for the year of HK35 cents (2006: HK28.5 cents) per share.

Major Projects and Events

Details regarding major projects undertaken by the Group and events that have taken place during the year under review are incorporated under the section "Operations Review" as set out on pages 16 to 25.

Share Capital

Particulars of share capital of the Company during the year are set out in note 23 to the consolidated financial statements.

Warrants

Particulars of warrants of the Company during the year are set out in note 23 to the consolidated financial statements.

Reserves

Movements in reserves of the Group during the year are set out in the Consolidated Statement of Changes in Equity and note 24 to the consolidated financial statements.

Fixed Assets

Movements in property and equipment of the Group during the year are set out in note 15 to the consolidated financial statements.

Major Customers and Suppliers

The principal business of the Group is to initiate, promote, develop and operate strategically important roads, tunnels, bridges and related infrastructure projects in the PRC. There are no major customers and suppliers in view of the nature of the Group's business.

Purchase, Sale or Redemption of Securities

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the securities of the Company during the year.

Directors and Senior Management

The Directors of the Company and their profiles as at the date of this report are listed on pages 10 to 13 of the annual report. Mr. Yuk Keung IP was appointed as an Independent Non-Executive Director of the Company on 13th August, 2007.

In accordance with the Company's Articles of Association, Sir Gordon Ying Sheung WU, Mr. Eddie Ping Chang HO, Mr. Thomas Jefferson WU, Mr. Alan Chi Hung CHAN and Mr. Yuk Keung IP will retire at the forthcoming annual general meeting and, being eligible, offered themselves for re-election.

Various businesses of the Group are respectively under the direct responsibility of the Executive Directors of the Company who are regarded as members of the Group's senior management.

Qualified Accountant

Mr. Kenneth Kwok Keung LEUNG, aged 44, Qualified Accountant, joined the Company as Financial Controller in September 2004. He is responsible for overseeing the financial management and accounting functions of the Group. He obtained a bachelor degree in accountancy from the City University of Hong Kong and a degree in Bachelor of Laws from Tsinghua University. He is a fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and an associate of the Institute of Chartered Accountants in England and Wales.

Directors' Interest in Contracts of Significance

No contract of significance in relation to the Group's business to which the Company or any of its subsidiaries was a party or were parties and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 30th June, 2007, the interests and short positions of the Directors and chief executives of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code") were as follows:

(A) the Company [i]

	Shares						
Directors	*Personal interests (held as beneficial owner)*	*Family interests (interests of spouse or child under 18)*	*Corporate interests [ii] (interests of controlled corporation)*	*Other interests*	*Awarded shares [iv]*	*Total interests*	*% of issued share capital*
Gordon Ying Sheung WU	6,249,402	2,491,000	10,124,999	3,068,000 [iii]	–	21,933,401	0.74%
Eddie Ping Chang HO	1,824,046	136,554	205,000	–	–	2,165,600	0.07%
Thomas Jef rson WU	5,657,000	–	82,000	–	–	5,739,000	0.19%
Alan Chi Hung CHAN	140,000	–	–	–	280,000	420,000	0.01%
Leo Kwok Kee LEUNG	100,000	–	–	–	200,000	300,000	0.01%
Kojiro NAKAHARA	1,067	–	–	–	–	1,067	0.00%
Cheng Hui JIA	100,000	–	–	–	200,000	300,000	0.01%

Notes:

(i) All interests in the shares of the Company were long positions. None of the Directors or chief executives held any short position in the shares of the Company.

(ii) The corporate interests were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.

(iii) The other interests in 3,068,000 shares represented the interests held jointly by Sir Gordon Ying Sheung WU ("Sir Gordon WU") and his wife Lady Ivy Sau Ping KWOK WU ("Lady Ivy WU").

(iv) The interests in awarded shares represented interests of awarded shares granted to Directors under the Employees' Share Award Scheme of the Company adopted on 25th January, 2007 but not yet vested, details of which are set out below :

Directors	*Date of award*	*Number of awarded shares*	*Vesting date*
Alan Chi Hung CHAN	25/01/2007	140,000 140,000	25/01/2008 25/01/2009
Leo Kwok Kee LEUNG	25/01/2007	100,000 100,000	25/01/2008 25/01/2009
Cheng Hui JIA	25/01/2007	100,000 100,000	25/01/2008 25/01/2009

(B) Associated Corporation

Hopewell Holdings Limited ("HHL")

	HHL Shares							
Directors	***Personal interests (held as beneficial owner)***	***Family interests (interests of spouse or child under 18)***	***Corporate interests (i) (interests of controlled corporation)***	***Other interests***	***HHL share options (iii)***	***Awarded shares (iv)***	***Total interests***	***% of issued share capital***
Gordon Ying Sheung WU	74,683,032	21,910,000	111,250,000	30,680,000 (ii)	–	–	238,523,032	26.52%
Eddie Ping Chang HO	25,023,462	1,365,538	2,050,000	–	–	–	28,439,000	3.16%
Thomas Jefferson WU	27,840,000	–	820,000	–	–	–	28,660,000	3.19%
Kojiro NAKAHARA	10,671	–	–	–	–	–	10,671	0.00%
Lee Yick NAM	90,000	–	–	–	–	–	90,000	0.01%
Alan Chi Hung CHAN	585,000	–	–	–	–	–	585,000	0.07%
Cheng Hui JIA	241,000	–	–	–	–	–	241,000	0.03%
Barry Chung Tat MOK	200,000	–	–	–	2,000,000	100,000	2,300,000	0.26%

Notes:

(i) *The corporate interests of HHL Shares were beneficially owned by a company in which the relevant Director was deemed to be entitled under the SFO to exercise or control the exercise of one-third or more of the voting power at its general meeting.*

(ii) *The other interests in 30,680,000 HHL Shares represented the interest held by Sir Gordon WU jointly with Lady Ivy WU.*

(iii) *The interests in HHL share options represented HHL share options granted under the share option scheme of HHL adopted on 1st November, 2003 to subscribe for HHL Shares, details of which are set out below:*

Director	***Date of grant***	***Exercise price per share HK$***	***Number of outstanding options***	***Exercise period***
Barry Chung Tat MOK	02/09/2005	19.94	2,000,000	02/03/2006 – 01/03/2009

(iv) *The interests in awarded shares represented interests of awarded shares granted to Directors under the HHL Employees' Share Award Scheme adopted on 25th January, 2007 but not yet vested, details of which are set out below:*

Director	***Date of award***	***Number of awarded shares***	***Vesting date***
Barry Chung Tat MOK	25/01/2007	50,000 50,000	25/01/2008 25/01/2009

All the above interests in the shares and underlying shares of equity derivatives of associated corporation were long positions.

Save as aforesaid, as at 30th June, 2007, none of the Directors or chief executives had any other interests or short position in shares, underlying shares and debentures of associated corporations which had been entered in the register kept by the Company pursuant to Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Retirement and Pension Plan

To comply with the statutory requirements of the Mandatory Provident Fund ("MPF") Schemes Ordinance, the Group has set up the MPF Scheme. Mandatory contributions to this scheme is made by both the employer and employees at 5% of the employees' monthly relevant income capped at HK$20,000. During the year, the Group made contribution to the MPF Scheme amounted to approximately HK$325,000.

Share Options

(A) The share option scheme of the Company was approved by the written resolutions of the then sole shareholder of the Company passed on 16th July, 2003 and approved by shareholders of Hopewell Holdings Limited at an extraordinary general meeting held on 16th July, 2003 (the "Option Scheme"). The Option Scheme will expire on 15th July, 2013. A summary of some of the principal terms of the Option Scheme is set out in (B) below.

(B) The purpose of the Option Scheme is to provide the Company with a flexible means of giving incentive to, rewarding, remunerating, compensating and/or providing benefits to (i) any executive or non-executive directors including independent non-executive directors or any employees of each member of the Group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the Group; (iii) any consultants, professional and other advisers to each member of the Group; (iv) any chief executives, or substantial shareholders of the Company; (v) any associates of director, chief executive or substantial shareholder of the Company; and (vi) any employees of substantial shareholder of the Company or for such other purposes as the Board of Directors may approve from time to time.

Under the Option Scheme, the maximum number of shares in the Company which may be issued upon exercise of all options to be granted under the Option Scheme and any other share option scheme of the Company will not exceed 10% of the total number of shares of the Company in issue immediately following completion of the initial public offering, unless a fresh approval of shareholders of the Company is obtained. The maximum entitlement of each participant under the Option Scheme in any 12-month period must not exceed 1% of the issued share capital of the Company. As at the date of this report, a total of 277,000,000 shares (representing 9.3% of the issued share capital of the Company) are available for issue under the Option Scheme.

The period during which an option may be exercised will be determined by the Board of Directors of the Company at its absolute discretion and shall expire not later than 10 years after the date of grant. Unless otherwise determined by the Board of Directors of the Company and specified in the offer letter at the time of the offer, there is no minimum period for which an option must be held before the option can be exercised. An option is open for acceptance for a period of 28 days from the date of offer. The amount payable on acceptance of an option is HK$1. The full amount of exercise price for the subscription of shares has to be paid upon exercise of an option.

The exercise price for an option shall be such price as the Board of Directors of the Company may in its absolute discretion determine and notified to a participant. The exercise price shall not be less than the highest of (a) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the date of grant, being the date on which the offer is accepted (or, if such date is not a business day, the next following business day ("Grant Date")); (b) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the Grant Date; and (c) the nominal value of a share in the Company.

(C) Details of the movement of share options under the Option Scheme during the year ended 30th June, 2007 were as follows:

	Date of grant	Exercise price HK$	Number of share options Outstanding at 01/07/2006	Granted during the year	Exercised during the year	Outstanding at 30/06/2007	Exercise period	Closing price before date of grant falling within the year HK$
Director								
Leo Kwok Kee LEUNG	08/09/2004	4.875	2,000,000	–	2,000,000	–	08/09/2004 - 07/09/2007	N/A
Employee	08/09/2004	4.875	400,000	–	400,000	–	08/09/2004 - 07/09/2007	N/A
Employees	17/10/2006	5.858	–	6,200,000	–	6,200,000	01/12/2007 - 30/11/2013	5.71
Total			**2,400,000**	**6,200,000**	**2,400,000**	**6,200,000**		

No options were cancelled or lapsed during the year.

The weighted average closing prices of the shares on the dates immediately before the dates on which the options were exercised by Ir. Leo Kwok Kee LEUNG and the employee of the Company during the year were HK$7.36 and HK$6.61 respectively.

The options granted on 8th September, 2004 are exercisable from the date of grant while the options granted on 17th October, 2006 are exercisable in the following manner:

Maximum options exercisable	***Exercisable period***
20% of options granted	01/12/2007 - 30/11/2008
40% of options granted*	01/12/2008 - 30/11/2009
60% of options granted*	01/12/2009 - 30/11/2010
80% of options granted*	01/12/2010 - 30/11/2011
100% of options granted*	01/12/2011 - 30/11/2013

* *Including those not previously exercised.*

The fair value of the share options granted during the year with the exercise price per share of HK$5.858 is estimated at approximately HK$5,814,000 at the date of grant using the Binomial option pricing model. The value is estimated based on the share price of HK$5.700 per share at the grant date, the historical volatility of share price of the Company of 23% which is based on rolling two-year volatility of the Company's share price over last three years, expected life of options of 6.4 – 6.9 years, expected dividend yield of 4.75%, and the risk-free rate of 3.969% with reference to the rate on the 7-year Exchange Fund Notes.

The Binomial option pricing model was developed for use in estimating the fair value of traded option. Such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the characteristics of the options granted during the year are significantly different from those of publicly traded options and changes in the subjective inputs may materially affect the fair value estimate, the Binomial option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Share Awards of the Company

(A) The Share Award Scheme (the "Award Scheme") was adopted by the Board on 25th January, 2007 ("Adoption Date"). Unless terminated earlier by the Board, the Award Scheme shall be valid and effective for a term of 15 years commencing on the Adoption Date, provided that no new award shall be granted on or after the 10th anniversary of the Adoption Date. A summary of some of the principal terms of the Award Scheme is set out in (B) below.

(B) The purpose of the Award Scheme is to recognize the contributions by certain employees (including without limitation employees who are also directors) of the Group and to give incentive in order to retain them for the continual operation and development of the Group and to attract suitable personnel for further development of the Group.

Under the Award Scheme, the Board (or where the relevant selected employee is a director of the Company, the Remuneration Committee) may, from time to time, at its absolute discretion and subject to such terms and conditions as it may think fit select an employee for participation in the Scheme and determine the number of shares to be awarded. The Board shall not grant any award of shares which would result in the total number of shares which are the subject of awards granted by the Board under the Scheme (but not counting any which have lapsed or have been forfeited) representing in aggregate over 10% of the issued share capital of the Company as at the date of such grant.

(C) A total of 1,940,000 shares have been awarded to the following 5 employees during the year ended 30th June, 2007 subject to the terms of the Award Scheme and the condition that such selected employees shall not dispose of awarded shares in the 12-month period commencing on the vesting date thereof. No awarded shares lapsed during the year ended 30th June, 2007.

Name of selected employee	*Date of award*	*Number of awarded shares*	*Vesting date*
Thomas Jefferson WU	25/01/2007	800,000	25/01/2007
Alan Chi Hung CHAN	25/01/2007	140,000	25/01/2007
		140,000	25/01/2008
		140,000	25/01/2009
Leo Kwok Kee LEUNG	25/01/2007	100,000	25/01/2007
		100,000	25/01/2008
		100,000	25/01/2009
Cheng Hui JIA	25/01/2007	100,000	25/01/2007
		100,000	25/01/2008
		100,000	25/01/2009
Employee of the Group	25/01/2007	40,000	25/01/2007
		40,000	25/01/2008
		40,000	25/01/2009

Arrangements to Acquire Shares or Debentures

Save as disclosed in the previous sections headed "Share Options" and "Share Awards of the Company", at no time during the year ended 30th June, 2007 was the Company or any of its subsidiaries a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the Directors nor any of their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right.

Directors' Remuneration

The Directors' fees are determined by shareholders at the annual general meeting and the other emoluments payable to Directors are determined by the Board of Directors with reference to the prevailing market practice, the Company's remuneration policy, the Directors' duties and responsibilities within the Group and contribution to the Group.

Service Contracts of Directors

No director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without the payment of compensation (other than statutory compensation). All the Independent Non-Executive Directors of the Company are appointed for a fixed period but subject to retirement from office and re-election at the annual general meetings of the Company in accordance with the Company's Articles of Association.

Management Contracts

No contract of significance concerning the management and administration of the whole or any substantial part of any business of the Company was entered into during the year or subsisted at the end of the year.

Substantial Shareholders

As at 30th June, 2007, to the best knowledge of the Directors, the interests of persons (other than Directors and chief executives of the Company) in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO were as follows:

Name	*Capacity*	*Number of shares (corporate interests)*	*% of issued share capital*
Anber Investments Limited	Beneficial owner	2,160,000,000 [(A)]	72.72%
Delta Roads Limited	Interests of controlled corporation	2,160,000,000 [(A)]	72.72%
Dover Hills Investments Limited	Interests of controlled corporation	2,160,000,000 [(A)]	72.72%
Supreme Choice Investments Limited	Interests of controlled corporation	2,160,000,000 [(A)]	72.72%
Hopewell Holdings Limited	Interests of controlled corporation and Beneficial owner [(B)]	2,161,391,000 [(B)]	72.77%

Notes:

(A) The 2,160,000,000 shares were held by Anber Investments Limited ("Anber"), a wholly-owned subsidiary of Delta Roads Limited ("Delta") which was wholly-owned by Dover Hills Investments Limited ("Dover"). Dover was in turn 100% owned by Supreme Choice Investments Limited ("Supreme"), a wholly-owned subsidiary of Hopewell Holdings Limited. The interests of Anber, Delta, Dover, Supreme and HHL in 2,160,000,000 shares were long positions, represented the same block of shares and were deemed under the SFO to have same interests with each other.

(B) 1,391,000 shares were held as beneficial owner and the remaining 2,160,000,000 shares were held through interests of controlled corporations referred to in Note (A).

Save as disclosed above, the Company has not been notified of any other interests or short positions representing 5% or more of the issued share capital of the Company and recorded in the register maintained under Section 336 of the SFO as at 30th June, 2007.

Pre-emptive Rights

There is no provision for pre-emptive rights under the Company's Articles of Association or the laws of the Cayman Islands, which would oblige the Company to offer new shares on pro-rata basis to existing shareholders.

Confirmation on Independence

The Company has received from each of the Independent Non-Executive Directors an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and still considers such Directors to be independent.

Connected Transactions

(A) Management Agreement with Nan Yue

On 1st June, 2007, Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV") entered into a management agreement with Guangdong Nan Yue Logistics Company Limited ("Nan Yue"), a subsidiary of its PRC partner.

Pursuant to such management agreement, Nan Yue would provide to West Route JV the material logistics services, consisting of the planning, procurement and logistics management of the main construction materials for the Phase II West Project. The appointment is effective from the date of execution of such agreement and continues for three years or until the completion of the supply of the materials, payment of all material fees and after audit by the relevant departments of West Route JV, whichever is earlier. The appointment may be extended by mutual agreement. The management agreement will terminate after the end of the term of appointment of Nan Yue and the expiry of the warranty period (which is 24 months after the completion of the Phase II West Project). The service fee is 2.5% of the fee for the materials supplied for the Phase II West Project and shall be paid on a quarterly basis after deduction of the 5% assurance fee that shall be repayable without interest to Nan Yue upon completion of the term of the Management Agreement. The material shall be purchased by Nan Yue from the relevant material suppliers and supplied to the contractors appointed by West Route JV for the construction of the Phase II West Project ("Construction Contractors"). The material fee shall be payable by the Construction Contractors to Nan Yue. In the event that the relevant material supplier shall fail to supply the materials on time, upon approval by West Route JV, Nan Yue shall take such actions as may be required (including using its own material stock or making purchase separately) to resume the supply of materials for the Phase II West Project.

Pursuant to the Listing Agreement between the Company and the Stock Exchange and the letter dated 7th August, 2003 from HHL to the Stock Exchange, West Route JV, being a Sino-foreign co-operative joint venture enterprise jointly controlled by the Group which operates a toll road project, is deemed to be a subsidiary of the Company and HHL for the purposes of the then Chapter 14 of the Listing Rules (which has been subdivided into Chapters 14 and 14A since revisions of the Listing Rules came into effect on 31st March, 2004). The relevant PRC partner of West Route JV currently has a 50% interest in each of West Route JV and Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited (which is a Sino-foreign co-operative joint venture between West Route PRC Partner and a subsidiary of the Company) and is accordingly deemed to be a connected person of the Company and HHL for the purposes of Chapter 14A of the Listing Rules.

This connected transaction, which details were contained in the joint press announcements by the Company and HHL dated 1st June, 2007, was exempt from the independent shareholders' approval requirement pursuant to Chapter 14A of the Listing Rule.

(B) Sale of HHI Ring Road Co

Subsequent to the balance sheet date, on 9th August, 2007, a wholly-owned subsidiary of the Company entered into an agreement with one of the joint venture partners of the Guangzhou East-South West Ring Road joint venture for the sale of its entire interest, including rights, duties and obligations in the Guangzhou East-South West Ring Road joint venture, for a consideration of RMB1,712.55 million. Completion of the agreement is subject to approval of the transaction by the respective shareholders of the Company and HHL and the approval of the relevant PRC authorities within 180 days of the date of the Agreement (or such other date as the parties may be mutually agreed). The approval of the relevant PRC authorities and the approval of the major shareholder of the Company have been obtained and HHL will convene an extraordinary general meeting for approval of the same. The details of this transaction were contained in the joint announcement by the Company and HHL dated 9th August, 2007. Pursuant to the above-mentioned Listing Agreement between the Company and the Stock Exchange and the letter dated 7th August, 2003 from HHL to the Stock Exchange, the Guangzhou East-South West Ring Road joint venture is also deemed to be a subsidiary of the Company and HHL for the purposes of the current Chapters 14 and 14A of the Listing Rules and as the purchaser currently has a 10% interest in this joint venture, it is accordingly deemed to be a connected person of the Company and HHL for the purposes of Chapter 14A of the Listing Rules.

Public Float

Based on the information that is publicly available to the Company and within the knowledge of the Directors as at the date of this report, there is sufficient public float of more than 25% of the Company's issued shares as required under the Listing Rules.

Disclosure under Chapter 13.18 of the Listing Rules

Pursuant to a loan agreement entered into by a wholly-owned subsidiary of the Company for a facility in the aggregate amount of HK$3,600,000,000 with a tenor of 5 years from 13th October, 2005, it will be an event of default if the Company ceases at any time to be a subsidiary of Hopewell Holdings Limited.

Auditors

A resolution to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the Board

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Hong Kong, 21st August, 2007

CONTENTS

INDEPENDENT AUDITOR'S REPORT

Deloitte.
德勤

TO THE MEMBERS OF HOPEWELL HIGHWAY INFRASTRUCTURE LIMITED
合和公路基建有限公司
(incorporated in the Cayman Islands with limited liability)

We have audited the consolidated financial statements of Hopewell Highway Infrastructure Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 51 to 83, which comprise the consolidated balance sheet as at 30th June, 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group as at 30th June, 2007 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
21st August, 2007

CONSOLIDATED INCOME STATEMENT

	NOTES	2006 HK$'000	**2007** **HK$'000**
Turnover	6	1,734,763	**2,026,215**
Other income	7	336,721	**584,627**
Toll operation expenses		(113,376)	**(134,876)**
Depreciation and amortisation charges		(320,226)	**(381,324)**
General and administrative expenses		(91,459)	**(105,895)**
Finance costs	8	(286,208)	**(459,724)**
Profit before tax	9	1,260,215	**1,529,023**
Income tax expenses	10	(111,297)	**(155,019)**
Profit for the year		1,148,918	**1,374,004**
Attributable to:			
Equity holders of the Company		1,128,490	**1,348,531**
Minority interests		20,428	**25,473**
Profit for the year		1,148,918	**1,374,004**
Dividends paid	11	706,017	**950,022**
		HK cents	***HK cents***
Earnings per share	12		
Basic		38.85	**45.45**
Diluted		38.63	**45.43**

CONSOLIDATED BALANCE SHEET

	NOTES	2006 HK$'000	**2007** **HK$'000**
ASSETS			
Non-current Assets			
Property and equipment	15	9,380,957	**10,203,577**
Additional investment cost in jointly controlled entities	16	1,763,351	**1,705,738**
Investment in toll expressway project under development	18	47,157	**49,631**
Prepaid lease payments	19	123,901	**125,714**
Balances with jointly controlled entities	20	1,166,667	**806,231**
		12,482,033	**12,890,891**
Current Assets			
Inventories		2,251	**2,845**
Other receivables, deposits and prepayments		96,421	**90,882**
Other receivable from an outside joint venture partner	21	82,455	**87,036**
Prepaid lease payments	19	4,591	**4,846**
Pledged bank balances and deposits of jointly controlled entities	22	357,620	**392,854**
Bank balances and cash	22		
— The Group		3,013,899	**3,904,064**
— Jointly controlled entities		36,970	**51,121**
		3,594,207	**4,533,648**
Total Assets		16,076,240	**17,424,539**

CONSOLIDATED BALANCE SHEET (continued)

	NOTES	2006 HK$'000	**2007** **HK$'000**
EQUITY AND LIABILITIES			
Capital and Reserves			
Share capital	23	294,962	**297,033**
Reserves	24	10,005,217	**10,598,062**
Equity attributable to equity holders of the Company		10,300,179	**10,895,095**
Minority interests		35,656	**44,383**
Total Equity		10,335,835	**10,939,478**
Non-current Liabilities			
Bank and other loans	25	4,376,578	**4,995,287**
Balances with outside joint venture partners	26	640,917	**602,564**
Deferred tax liabilities	27	193,449	**255,308**
		5,210,944	**5,853,159**
Current Liabilities			
Other payables, accruals and deposits received		135,905	**257,449**
Bank and other loans	25	264,987	**219,776**
Other payable to a jointly controlled entity	28	99,618	**118,213**
Other interest payable		7,984	**7,530**
Tax liabilities		20,967	**28,934**
		529,461	**631,902**
Total Liabilities		5,740,405	**6,485,061**
Total Equity and Liabilities		16,076,240	**17,424,539**

Thomas Jefferson WU
Managing Director

Alan Chi Hung CHAN
Deputy Managing Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company										
	Share capital HK$'000	*Share premium HK$'000*	*PRC statutory reserves HK$'000*	*Translation reserve HK$'000*	*Shares held for Share Award Scheme HK$'000*	*Share option reserve HK$'000*	*Share award reserve HK$'000*	*Retained profits HK$'000*	*Total HK$'000*	*Minority interests HK$'000*	*Total HK$'000*
At 1st July, 2005	288,838	7,138,075	84,989	3,131	—	—	—	2,020,005	9,535,038	33,109	9,568,147
Exchange gain on translation of financial statements of operations outside Hong Kong (recognised directly in equity)	—	—	—	86,703	—	—	—	—	86,703	—	86,703
Profit for the year	—	—	—	—	—	—	—	1,128,490	1,128,490	20,428	1,148,918
Total recognised income	—	—	—	86,703	—	—	—	1,128,490	1,215,193	20,428	1,235,621
Shares issued at premium on exercise of warrants	6,124	249,841	—	—	—	—	—	—	255,965	—	255,965
Transfer between reserves	—	—	9,727	—	—	—	—	(9,727)	—	—	—
Final dividend paid for year ended 30th June, 2005	—	—	—	—	—	—	—	(368,310)	(368,310)	—	(368,310)
Interim dividend paid	—	—	—	—	—	—	—	(337,707)	(337,707)	—	(337,707)
Dividend paid to a minority shareholder of a subsidiary	—	—	—	—	—	—	—	—	—	(17,881)	(17,881)
At 30th June, 2006	294,962	7,387,916	94,716	89,834	—	—	—	2,432,751	10,300,179	35,656	10,335,835
Exchange gain on translation of financial statements of operations outside Hong Kong (recognised directly in equity)	**—**	**—**	**—**	**111,281**	**—**	**—**	**—**	**—**	**111,281**	**—**	**111,281**
Profit for the year	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**1,348,531**	**1,348,531**	**25,473**	**1,374,004**
Total recognised income	**—**	**—**	**—**	**111,281**	**—**	**—**	**—**	**1,348,531**	**1,459,812**	**25,473**	**1,485,285**
Shares issued at premium on exercise of warrants	**1,831**	**74,697**	**—**	**—**	**—**	**—**	**—**	**—**	**76,528**	**—**	**76,528**
Share issued at premium on exercise of share options	**240**	**11,460**	**—**	**—**	**—**	**—**	**—**	**—**	**11,700**	**—**	**11,700**
Recognition of equity-settled share-based payments	**—**	**—**	**—**	**—**	**—**	**1,743**	**9,284**	**—**	**11,027**	**—**	**11,027**
Shares vested for Share Award Scheme	**—**	**—**	**—**	**—**	**—**	**—**	**(7,851)**	**(743)**	**(8,594)**	**—**	**(8,594)**
Purchase of shares for unvested shares under Share Award Scheme	**—**	**—**	**—**	**—**	**(5,535)**	**—**	**—**	**—**	**(5,535)**	**—**	**(5,535)**
Transfer between reserves	**—**	**—**	**11,637**	**—**	**—**	**—**	**—**	**(11,637)**	**—**	**—**	**—**
Final dividend paid for year ended 30th June, 2006	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(504,564)**	**(504,564)**	**—**	**(504,564)**
Interim dividend paid	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(445,458)**	**(445,458)**	**—**	**(445,458)**
Dividend paid to a minority shareholder of a subsidiary	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**—**	**(16,746)**	**(16,746)**
At 30th June, 2007	**297,033**	**7,474,073**	**106,353**	**201,115**	**(5,535)**	**1,743**	**1,433**	**2,818,880**	**10,895,095**	**44,383**	**10,939,478**

CONSOLIDATED CASH FLOW STATEMENT

	2006 HK$'000	**2007 HK$'000**
OPERATING ACTIVITIES		
Profit before tax	1,260,215	**1,529,023**
Adjustments for:		
Interest expense and acceleration of imputed interest	277,266	**447,322**
Interest income and acceleration of imputed interest	(170,227)	**(300,391)**
Net exchange gain	(146,272)	**(236,339)**
Depreciation and amortisation charges	320,226	**381,324**
Amortisation of premium on acquisition of held-to-maturity debt securities	3,914	**—**
Share-based payment expense	—	**11,027**
Loss on disposal of property and equipment	11,059	**381**
Gain on waiver of loan from a joint venture partner	—	**(7,638)**
Recovery of impairment loss of receivable	—	**(10,983)**
Operating cash flows before movements in working capital	1,556,181	**1,813,726**
Increase in inventories	(489)	**(594)**
(Increase) decrease in other receivables, deposits and prepayments	(7,552)	**16,522**
(Decrease) increase in other payables, accruals and deposits received	(4,587)	**42,722**
Cash generated from operations	1,543,553	**1,872,376**
Income taxes paid	(82,794)	**(100,093)**
Payment for purchase of shares under Share Award Scheme	—	**(14,129)**
NET CASH FROM OPERATING ACTIVITIES	1,460,759	**1,758,154**
INVESTING ACTIVITIES		
Purchases of property and equipment	(42,927)	**(618,454)**
Proceeds on disposals of property and equipment	4,746	**211**
Repayment of loans made to jointly controlled entities	39,627	**416,402**
Advance of loans made to jointly controlled entities	—	**(89,288)**
Redemption and disposal of held-to-maturity debt securities	733,677	**—**
Interest received	115,923	**177,394**
NET CASH FROM (USED IN) INVESTING ACTIVITIES	851,046	**(113,735)**

CONSOLIDATED CASH FLOW STATEMENT(continued)

	2006 HK$'000	2007 HK$'000
FINANCING ACTIVITIES		
Proceeds from issue of shares	255,965	**88,228**
New bank and other loans raised	22,356	**751,627**
Repayment of bank and other loans	(213,461)	**(275,148)**
Repayment of loans made from joint venture partners	(60,115)	**(574,102)**
Registered capital contribution and loans made from joint venture partners	—	**530,295**
Interest paid	(256,501)	**(300,518)**
Dividends paid to:		
— shareholders	(706,017)	**(950,022)**
— a minority shareholder of a subsidiary	(17,881)	**(16,746)**
NET CASH USED IN FINANCING ACTIVITIES	(975,654)	**(746,386)**
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,336,151	**898,033**
CASH AND CASH EQUIVALENTS BROUGHT FORWARD	2,035,520	**3,384,189**
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	12,518	**40,167**
CASH AND CASH EQUIVALENTS CARRIED FORWARD	3,384,189	**4,322,389**
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS:		
Bank balances and cash	3,050,869	**3,955,185**
Pledged bank balances and deposits	333,320	**367,204**
CASH AND CASH EQUIVALENTS CARRIED FORWARD	3,384,189	**4,322,389**

Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. GENERAL INFORMATION

The Company is an exempted company with limited liability incorporated in the Cayman Islands and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The Company's immediate holding company is Anber Investments Limited, a limited company incorporated in the British Virgin Islands. The Company's ultimate holding company is Hopewell Holdings Limited, a public limited liability company incorporated in Hong Kong whose shares are listed on the Stock Exchange.

The Company is an investment holding company. Details of the principal activities of the principal subsidiaries and jointly controlled entities are set out in notes 31 and 17 respectively.

The address of the registered office and principal place of business of the Company are disclosed in the section of corporate information in the annual report.

The functional currency of the operations of the Group's jointly controlled entities and a subsidiary is Renminbi ("RMB"). The functional currency of the Company is Hong Kong dollars ("HKD").

2. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new standard, amendments and interpretations ("new IFRSs") issued by International Accounting Standards Board ("IASB") that have become effective for the Group's financial year ended 30th June, 2007. The adoption of the new IFRSs had no material effect on how the results for the current or prior accounting periods have been prepared and presented. Accordingly, no prior period adjustment has been required.

Financial guarantee

In the current year, the Group has applied IAS 39 and IFRS 4 (Amendments) "Financial Guarantee Contracts" which is effective for accounting periods beginning on or after 1st January, 2006. A financial guarantee contract is defined by IAS 39 "Financial Instruments: Recognition and Measurement" as "a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument".

Prior to 1st July, 2006, financial guarantee contracts were not accounted for in accordance with IFRS 4 "Insurance Contract" and those contracts were disclosed as contingent liabilities. A provision for financial guarantee was only recognised when it was probable that an outflow of resources would be required to settle the financial guarantee obligation and the amount can be estimated reliably.

Upon the application of these amendments, a financial guarantee contract issued by the Group and not designated as at fair value through profit and loss is recognised initially at its fair value less transaction costs that are directly attributable to the issue of the financial guarantee contract. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets"; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with IAS 18 "Revenue".

The Company had entered into an agreement to provide a financial guarantee granted in favour of a bank in the People's Republic of China (the "PRC") for a loan granted to 廣州東南西環高速公路有限公司 Guangzhou E-S-W Ring Road Company Limited ("Ring Road JV"), a jointly controlled entity of the Group. The Group had recognised such loan in the consolidated balance sheet. Besides, the financial guarantee was released during the year. Accordingly, the directors determine that there is no material impact on the results and the financial position of the Group upon application of IAS 39 and IFRS 4 (Amendments).

2. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (continued)

The Group has not early applied the following new standards, amendment or interpretations that have been issued but are not yet effective.

IAS 1 (Amendment)	Capital disclosures[1]
IAS 23 (Revised)	Borrowing costs[2]
IFRS 7	Financial instruments: disclosures[1]
IFRS 8	Operating segments[2]
IFRIC 10	Interim financial reporting and impairment[3]
IFRIC 11	IFRS 2 — Group and treasury share transactions[4]
IFRIC 12	Service concession arrangements[5]
IFRIC 13	Customer loyalty programmes[6]
IFRIC 14	IAS 19 — The limit on defined benefit asset, minimum funding requirements and their interaction[5]

1 Effective for annual periods beginning on or after 1st January, 2007.
2 Effective for annual periods beginning on or after 1st January, 2009.
3 Effective for annual periods beginning on or after 1st November, 2006.
4 Effective for annual periods beginning on or after 1st March, 2007.
5 Effective for annual periods beginning on or after 1st January, 2008.
6 Effective for annual periods beginning on or after 1st July, 2008.

Except for IFRIC 12, the directors anticipate that the application of these new or revised standards, amendment or interpretations will have no material impact on the results and the financial position of the Group.

IFRIC 12 "Service Concession Arrangements" applies to companies that participate in service concession arrangements and provides guidance on the accounting by operators in public-to-private service concession arrangements. Infrastructure within the scope of this interpretation shall not be recognised as property and equipment of the operator because the contractual service arrangement does not convey the right to control the use of the public service infrastructure to the operator. The Group's jointly controlled entities, as the operator, have access to operate the infrastructure to provide the public service on behalf of the grantor in accordance with the terms specified in the contract. The operator shall recognise an intangible asset to the extent that it received a right to charge users of the public service. A right to charge users of the public service is not an unconditional right to receive cash because the amounts are contingent on the extent that the public uses the service. This interpretation requires the operator to account for its intangible asset in accordance with IAS 38 "Intangible Assets". IAS 38 requires an intangible asset with a finite economic life to be amortised over that life and the amortisation method used shall reflect the pattern in which the asset's future economic benefits are expected to be consumed by the entity. The directors of the Company anticipate that the application of this interpretation will change the balance sheet presentation and disclosure of the service concession arrangements but are still in the process of assessing the impact on the results and the financial position of the Group. This interpretation is applicable to the Group and the Group will apply it for the annual periods beginning 1st July, 2008 retrospectively.

3. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards.

The consolidated financial statements have been prepared on the historical cost basis. The principal accounting policies adopted are as follows:

Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company, its subsidiaries and jointly controlled entities made up to each balance sheet date.

The results of operation of subsidiaries acquired or disposed of during the year and the share attributable to minority interests are accounted for in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. The results of operation of jointly controlled entities are accounted for by proportionate consolidation as described below.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsidiaries
Subsidiaries are those entities (including special purpose entities) in which the Company has control over the operations. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Interests in jointly controlled entities
A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control, that is when the strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The Group reports its interests in jointly controlled entities using the proportionate consolidation method based on the profit-sharing ratios or net cash flow sharing ratio (as the case may be) specified in the relevant joint venture agreements. The Group's share of the income, expenses, assets and liabilities of jointly controlled entities, other than the transactions and balances between the Group and jointly controlled entities, are consolidated with the equivalent items in the consolidated financial information on a line-by-line basis. Transactions and balances between the Group and the jointly controlled entities are eliminated to the extent of the Group's share of the relevant income, expenses, receivables and payables of the jointly controlled entities. Unrealised profits and losses arising on transactions with the jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities, except to the extent that unrealised losses provide evidence of an impairment of the asset.

Additional investment cost in jointly controlled entities
The Group has incurred additional development expenditure for the construction and development of the toll expressways operated by the jointly controlled entities ("Additional Development Cost"), which were not accounted for by those entities. On proportionate consolidation, a portion of such costs, calculated based on the Group's interest in the jointly controlled entities, is included in the costs of toll expressways. The balance of such costs is carried as additional investment cost in jointly controlled entities and is amortised on the same basis adopted by the relevant jointly controlled entities in depreciating their toll expressways.

On disposal of a jointly controlled entity, the attributable amount of the unamortised Additional Development Cost is included in the determination of the profit or loss on disposal.

Property and equipment
Property and equipment other than construction in progress are stated at cost less accumulated depreciation and impairment losses, if any.

Construction in progress is stated at cost less accumulated impairment losses, if any. Cost includes professional fee and, for qualifying assets, borrowing cost capitalised in accordance with the Group's accounting policy. Depreciation of these assets, on the same basis as other property and equipment, commences when the assets are available for use.

The cost of toll expressways includes the Group's proportionate share of (i) the construction costs of the toll expressways recorded in the jointly controlled entities' financial statements and (ii) the Additional Development Cost. The balance of the Additional Development Cost not included in the costs of toll expressways has been presented separately as additional investment cost in jointly controlled entities.

Depreciation of toll expressways is calculated to write off their costs, commencing from the date of commencement of commercial operation of the toll expressways. The annual depreciation of the main structure of the toll expressway is calculated by applying the ratio of actual traffic volume compared to the total expected traffic volume over the remaining period of the respective jointly controlled entities to the net carrying value of the assets. The expected traffic volume is estimated by management or determined by reference to traffic projection reports prepared by independent traffic consultants. Depreciation of repavement costs capitalised is calculated based on a similar basis over an estimated useful life of eight years.

Depreciation of other property and equipment is calculated to write off their costs over their estimated useful lives after taking into account of their estimated residual value, using the straight-line method, at the following rates per annum:

Ancillary traffic facilities, furniture, fixtures and equipment	3.45%–20%
Motor vehicles	10%–20%

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the consolidated income statement.

Investment in toll expressway project under development
Investment in toll expressway project under development, which represents the development expenditure incurred for the toll expressway project prior to the commencement of physical construction, is stated at cost less impairment losses, if any.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided in the normal course of business, net of discounts and related business taxes.

Toll fee income from the operation of toll expressways is recognised at the time of usage and when the tolls are received and receivable.

Interest income from balances with jointly controlled entities and other interest income are accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that discounts estimated future cash receipts through the expected life of those financial assets to those assets' net carrying amounts.

Rental income, which consists primarily of income from renting of machinery and equipment to local contractors and leasing of spaces along the toll expressway for oil stations, is recognised on a straight-line basis over the term of the relevant leases.

Leasing

Rentals payable under operating leases are charged to the consolidated income statement on a straight-line basis over the term of the relevant leases.

Foreign currencies

The individual financial statements of each entity of the Group are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purposes of the consolidated financial statements, the results and financial position of each entity are expressed in Hong Kong dollars, the presentation currency.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in the consolidated income statement for the year.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Group's operations outside Hong Kong are expressed in Hong Kong dollars using exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the year, unless exchange rate fluctuate significantly during the year, in which case, the exchange rate prevailing at the dates of transactions are used. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised in the consolidated income statement in the year in which the foreign operation is disposed of.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of such assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the cost of those assets.

All other borrowing costs are recognised as expenses in the consolidated income statement in the year in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit plans are charged as an expense when employees have rendered services entitling them to the contribution. Payments made to retirement benefit schemes are dealt with as payments to defined contribution plans where the obligations under the schemes of the Group and the jointly controlled entities are equivalent to those arising in a defined contribution retirement benefit plan.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Taxation

Income tax expenses represent the sum of the tax currently payable and deferred tax.

The tax currently payable is based on the taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liabilities for current tax is calculated using tax rates that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of such asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the liability is settled or the asset is realised. Deferred tax is charged or credited to the consolidated income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Equity-settled share-based payment transactions

Share options/awarded shares granted to employees after 1st July, 2005

The fair value of services received, determined by reference to the fair value of share options and awarded shares granted at the grant date, is expensed as staff costs on a straight-line basis over the vesting period, with a corresponding increase in equity (share option reserve and share award reserve).

At the time when the share options are exercised, the amount previously recognised in share option reserve will be transferred to share premium. When the share options have not been exercised at the expiry date, the amount previously recognised in share option reserve will be transferred to retained profits.

At the time when the awarded shares are vested, the amount previously recognised in share award reserve and the amount of the relevant treasury shares will be transferred to retained profits. When the awarded shares are not vested or are forfeited during the vesting period, the amount previously recognised in share award reserve will be recognised as income immediately in the consolidated income statement.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that such assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risk specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately in the consolidated income statement.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined if no impairment loss had been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately in the consolidated income statement.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventories
Inventories, representing materials, spare parts and other consumable stores, are stated at the lower of cost and net realisable value. Cost comprises all costs of purchases and other costs that have been incurred in bringing the inventories to their present location and condition and is calculated using the first in, first out method.

Financial instruments
Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group has become a party to the contractual provisions of the instrument.

Balances with jointly controlled entities, other receivables, other receivable from an outside joint venture partner and bank balances and deposits

Balances with jointly controlled entities, other receivables, other receivable from an outside joint venture partner and bank balances and deposits are initially measured at fair value and subsequently measured at amortised cost using the effective interest method. Any difference arising on initial recognition between the fair value and the consideration given is recognised as fair value losses to the extent that this difference does not represent a capital contribution by the equity participant. Appropriate allowances for estimated irrecoverable amounts are recognised in the consolidated income statement when there is objective evidence that the assets are impaired. The allowances recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Held-to-maturity debt securities

Held-to-maturity debt securities are recognised on a trade-date basis and are initially measured at fair value, plus directly attributable transaction costs.

At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost using the effective interest method, less any impairment loss recognised to reflect irrecoverable amounts. The annual amortisation of any discount or premium on the acquisition of a held-to-maturity security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Bank and other loans

Interest-bearing bank and other loans are initially measured at fair value, net of direct issue costs, and are subsequently measured at amortised cost, using the effective interest method.

Other payables, other interest payable, other payable to a jointly controlled entity and balances with outside joint venture partners

Other payables, other interest payable, other payable to a jointly controlled entity and balances with outside joint venture partners are initially measured at fair value and subsequently measured at amortised cost, using the effective interest method. Any difference arising on initial recognition between the fair value and the consideration received is recognised as fair value gains to the extent that this difference does not represent a capital contribution by the equity participant.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issue costs. The cost of the Company's shares repurchased by the Company (or its subsidiaries) for the Shares Award Scheme is recognised as a deduction from equity in a separate reserve (shares held for Shares Award Scheme). No gain or loss shall be recognised in the consolidated income statement on the purchase, sale, issue or cancellation of such shares.

4. KEY SOURCE OF ESTIMATION UNCERTAINTY

The key assumptions concerning the future, and other key sources of estimation uncertainty at 30th June, 2007, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below:

(a) Depreciation of toll expressways and amortisation of additional investment cost in jointly controlled entities
Depreciation of toll expressways and amortisation of additional investment cost in jointly controlled entities of the Group are calculated and determined based on ratio of actual traffic volume compared to the total expected traffic volume throughout the remaining operation period of the respective jointly controlled entities. Adjustments may need to be made to the carrying amounts of toll expressways and additional investment cost in jointly controlled entities should there be a material difference between the total expected traffic volume and the actual results.

4. KEY SOURCE OF ESTIMATION UNCERTAINTY (continued)

(a) Depreciation of toll expressways and amortisation of additional investment cost in jointly controlled entities (continued)

As at 30th June, 2007, as part of the established policy of the Group, the Company's management has reviewed the total expected traffic volume. Independent traffic studies are performed in order to ascertain whether any appropriate adjustments should be made to the assumptions. The total expected traffic volume applied by the Group for the determination of depreciation of toll expressways and amortisation of additional investment cost in jointly controlled entities for the year ended 30th June, 2007 was based on latest independent traffic studies. In the current year, the Group reported depreciation of toll expressways and amortisation of additional investment costs amounting to approximately HK$300,884,000 and HK$57,613,000 respectively. The Company's management considers that these are calculated by reference to the best estimates on the total expected traffic volume and there should not be materially different from the actual traffic volume. The current year depreciation and amortisation includes approximately HK$9,662,000 and HK$2,246,000 respectively attributable to the effect of using the actual traffic volume instead of the expected traffic volume for the year in the computation of depreciation and amortisation.

(b) Recognition of deferred tax assets for unused tax losses

Deferred tax assets are recognised for unused tax losses carried forward to the extent it is probable that future taxable profits will be available against which the unused tax losses can be utilised, based on all available evidence. Recognition primarily involves judgement regarding the future financial performance of the particular legal entity in which the deferred tax asset has been recognised. A variety of other factors are also evaluated in considering whether there is convincing evidence that it is probable that some portion or all the deferred tax assets will ultimately be realised, such as the existence of taxable temporary differences and the periods in which estimated tax losses can be utilised.

5. FINANCIAL INSTRUMENTS

(a) Financial risk management objectives and policies

The Group's operating and financial activities are exposed to three main types of financial risks, namely credit risk, foreign currency risk and interest rate risk.

Credit risk

The Group's exposure to credit risk is primarily attributable to its balances with jointly controlled entities, other receivable from an outside joint venture partner, pledged bank balances and deposits of jointly controlled entities, and bank balances.

The Group's maximum exposure to credit risk in the event of the counterparties' failure to perform their obligations as at 30th June, 2007 in relation to each class of recognised financial assets is the carrying amounts of those assets as stated in the consolidated balance sheet.

The Group has significant concentration of credit risk in its balances with jointly controlled entities and other receivable from an outside joint venture partner.

In order to minimise the credit risk, the management of the respective jointly controlled entities have delegated a team responsible for determination of monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Company's management reviews the recoverable amount of each individual debt at each balance sheet date to ensure that adequate impairment losses are recognised for irrecoverable amounts. In this regard, the directors consider that the Group's credit risk is significantly reduced.

The credit risk on pledged bank balances and deposits of jointly controlled entities, and bank balances is limited because the counterparties are entities with high credit-ratings assigned by international credit-rating agencies or regulated banks.

Foreign currency risk

The Group's jointly controlled entities operate in the PRC and collect their toll revenue in RMB. A substantial portion of the monetary assets are denominated in RMB. Two of the jointly controlled entities had bank borrowings raised in United States dollars ("USD") and HKD respectively. In addition to the repayment of bank borrowings, the jointly controlled entities have to convert their revenue into other currencies for payment of profit distributions to foreign joint venture partners as and when such profit distributions are, or may be, resolved to be made, repatriation of capital contribution to foreign joint venture partners of co-operative joint ventures; and payment of return on investment contribution by foreign joint venture partners. Devaluation of RMB relative to USD and/or HKD could increase the portion of the cash outflow of the jointly controlled entities. During the year, the jointly controlled entities benefited from the appreciation of RMB and reported exchange gains for these foreign currency obligations.

5. FINANCIAL INSTRUMENTS (continued)

(a) Financial risk management objectives and policies (continued)

For the Group's PRC jointly controlled entities, which consist of non-HKD and non-USD assets, the jointly controlled entities generally endeavour to establish a natural hedge with the appropriate level of borrowings in RMB. Where borrowings in RMB are not attractive, the jointly controlled entities may not borrow in RMB and instead need to monitor the operation's cashflow and the PRC debt market and, when appropriate, would expect to refinance these operations with HKD and/or USD borrowings.

The Group's cash is mainly maintained in either USD or HKD to minimise the foreign exchange risk as HKD is pegged to USD in Hong Kong and therefore the foreign exchange exposure between USD and HKD is limited.

Interest rate risk

The Group is exposed to cashflow interest rate risk on balances with jointly controlled entities, bank balances, bank loans and balances with outside joint venture partners through the impact of rate changes on these floating rate financial assets and liabilities.

The Group is exposed to fair value interest rate risk on fixed interest rate bank deposits. The management of the Company is of the view that such risk is not significant as most of these bank deposits have short maturity periods.

The Group manages its interest rate exposure with a focus on reducing the Group's overall cost of debt and exposure to changes in interest rates. Management continues to monitor the cash flow of the operations and the debt markets, when considered appropriate, the Group would expect to refinance these borrowings with instruments with a lower cost.

(b) Fair value

The fair values of financial assets and financial liabilities are determined based on the present value of the estimated future cash flows discounted using the prevailing market rate of interest for a similar instrument with a similar credit rating at that date.

6. TURNOVER AND SEGMENT INFORMATION

Turnover represents the Group's proportionate share of the jointly controlled entities' toll fee income received and receivable from the operations of toll expressways, net of business tax.

The Group has only one business segment, namely the development, operation and management of toll expressways in the PRC through its jointly controlled entities established in the PRC.

No geographical segment analysis is presented as management considers that the Group has only one single geographical segment.

7. OTHER INCOME

	2006 *HK$'000*	***2007*** ***HK$'000***
Interest income from:		
A jointly controlled entity	31,060	**35,046**
Bank deposits	108,187	**177,394**
Held-to-maturity debt securities, net of premium amortised of nil (2006: HK$3,914,000)	3,822	**—**
Imputed interest income on interest-free loan made to a jointly controlled entity	23,244	**22,211**
Acceleration of imputed interest on early repayment of interest-free loan made by the Group to a jointly controlled entity	—	**65,740**
Net exchange gain	146,272	**236,339**
Rental income	7,897	**6,024**
Recovery of impairment loss on receivable	—	**10,983**
Management fee income from jointly controlled entities	3,962	**2,916**
Gain on waiver of loan from a joint venture partner	—	**7,638**
Others	12,277	**20,336**
	336,721	**584,627**

8. FINANCE COSTS

	2006 HK$'000	**2007** **HK$'000**
Interest on:		
Bank loans	246,161	**282,056**
Loans made by outside joint venture partners	295	**25,880**
Other loan wholly repayable within five years	5,078	**131**
Imputed interest on:		
Interest-free loans made by outside joint venture partners	25,463	**25,693**
Other interest-free loan	269	**298**
Acceleration of imputed interest on early repayment of interest-free loans made by outside joint venture partners to a jointly controlled entity	—	**138,945**
	277,266	**473,003**
Other financial expenses (note a)	8,942	**12,402**
	286,208	**485,405**
Less: Amounts capitalised (note b)	—	**(25,681)**
	286,208	**459,724**

Notes:

(a) Other financial expenses mainly represents the amortisation of the up-front fees and related charges in connection with the revolving credit and term loan facilities in the aggregate amount of HK$3,600,000,000 offered to the Group by a syndicate of banks which is available for a period of 5 years commencing from 13th October, 2005. At 30th June, 2006 and 2007, the Group had not utilised any part of such facilities.

(b) Borrowing cost capitalised during the year arose on a loan made by an outside joint venture partner by applying a capitalisation rate of 4.76% per annum to expenditure on qualifying assets.

9. PROFIT BEFORE TAX

	2006 HK$'000	**2007** **HK$'000**
Profit before tax has been arrived at after charging:		
Auditors' remuneration	1,417	**2,050**
Staff costs (excluding directors' remuneration)	73,171	**96,529**
Amortisation of:		
Additional investment cost in jointly controlled entities	51,772	**57,613**
Prepaid lease payments	4,620	**4,942**
Depreciation of:		
Toll expressways	252,829	**300,884**
Other property and equipment	11,005	**17,885**
Loss on disposal of property and equipment	11,059	**381**

10. INCOME TAX EXPENSES

	2006 HK$'000	**2007** **HK$'000**
The tax charge comprises:		
PRC income tax	84,738	**104,266**
Deferred taxation (note 27)	26,559	**50,753**
	111,297	**155,019**

No provision for Hong Kong Profits Tax has been made as there was no assessable profit derived from or arising in Hong Kong.

10. INCOME TAX EXPENSES (continued)

The PRC income tax charge represents the Group's proportionate share of the provision for PRC foreign enterprise income tax of 廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited ("GS Superhighway JV"), a jointly controlled entity of the Group, amounting to approximately HK$103,698,000 (2006: HK$84,530,000) which is calculated at 7.5% (2006: 7.5%) of the estimated assessable profit for the year after the 5-year exemption from PRC foreign enterprise income tax expired on 31st December, 2004 and the provision of PRC withholding tax on the income received and receivable from the Group's jointly controlled entities amounting to approximately HK$568,000 (2006: HK$208,000) which is calculated at the rates prevailing in the PRC.

Pursuant to relevant laws and regulations in the PRC, the Group's jointly controlled entities are entitled to certain exemptions and reliefs from PRC foreign enterprise income tax. The normal tax rate applicable to the taxable income of a foreign investment enterprise in the PRC is 33%, comprising the standard national tax rate of 30% and the local tax rate of 3%.

Pursuant to an approval from the Guangdong Provincial Tax Bureau, the rate of foreign enterprise income tax payable by GS Superhighway JV in respect of its income arising from the operation of toll expressway and related service facilities (excluding hotels and entertainment facilities) is 15% and GS Superhighway JV is entitled to a 5-year exemption from foreign enterprise income tax for such income commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. The first year for which GS Superhighway JV recorded profits for PRC tax purposes was the year ended 31st December, 2000 and the 5-year exemption from foreign enterprise income tax expired in December, 2004. For the next 5 years, it will enjoy a 50% reduction in the rate of foreign enterprise income tax payable in respect of such income. Pursuant to another approval from the Guangdong Provincial Tax Bureau, GS Superhighway JV is also exempt from paying a local income tax (currently set at a rate of 3%) in respect of income arising from the operation of toll expressway and related service facilities for 10 years commencing from the first profit-making year.

Pursuant to an approval from the Guangzhou branch of the State Tax Bureau, the rate of foreign enterprise income tax payable by Ring Road JV, another jointly controlled entity of the Group, in respect of its income arising from the operation of the toll expressway is 15%. Pursuant to an approval from the Guangzhou Municipal Government, Ring Road JV is entitled to a 5-year exemption from foreign enterprise income tax for such income commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. For the next 5 years, it will enjoy a 50% reduction in the rate of foreign enterprise income tax payable. In respect of income arising from the toll expressway operations and related service facilities, Ring Road JV is also exempted from paying a local income tax (currently set at a rate of 3%) for 10 years commencing from the first profit-making year. As Ring Road JV has not yet commenced its first profit-making year for PRC tax purposes, the exemptions from paying foreign enterprise income tax and local income tax have so far had no effect on Ring Road JV.

廣東廣珠西綫高速公路有限公司 Guangdong Guangzhou-Zhuhai West Superhighway Company Limited ("West Route JV"), another jointly controlled entity of the Group, commenced its operation in April 2004. West Route JV is entitled to a 2-year exemption from foreign enterprise income tax for income commencing from the first profit-making year, as computed under PRC accounting standards and tax regulations. For the next 3 years, it will enjoy a 50% reduction in the rate of foreign enterprise income tax payable. Pursuant to an approval from the State Tax Bureau, the rate of foreign enterprise income tax payable by West Route JV, in respect of its income arising from the operation of the toll expressway is 15%. No provision for PRC income tax for West Route JV has been made as it has just commenced its first-profit-making year in the year ended 31st December, 2006 for PRC tax purposes.

The income tax expenses for the year can be reconciled to the profit before tax per consolidated income statement as follows:

	2006 *HK$'000*	***2007*** ***HK$'000***
Profit before tax	1,260,215	**1,529,023**
Tax at normal PRC income tax rate of 33%	415,871	**504,578**
Effect of concessionary rate on income tax expenses	(309,602)	**(365,237)**
Tax effect of income not taxable for tax purposes	(62,717)	**(114,760)**
Tax effect of expenses not deductible for tax purposes	60,153	**95,413**
Differential tax rate on temporary difference of jointly controlled entities	3,705	**626**
Reduction of deferred tax assets for unused tax losses	—	**34,927**
Others	3,887	**(528)**
Income tax expenses	111,297	**155,019**

10. INCOME TAX EXPENSES (continued)

Pursuant to the PRC enterprise income tax law passed by the Tenth National People's Congress on 16th March, 2007, the new income tax rates for PRC enterprises are unified at 25% and will be effective from 1st January, 2008. It is stated that further detailed measures and regulations on tax benefits will be issued by the State Council.

The management of the Company is of the view that the Group's PRC jointly controlled entities, namely GS Superhighway JV, Ring Road JV and West Route JV will qualify under the requirements for infrastructure projects supported by the State as stipulated in the new income tax law. In such circumstance, they will enjoy the tax benefits subject to the detailed measures and regulations to be announced by the State Council.

For the Group's PRC jointly controlled entities which currently applied for preferential income tax rate, deferred tax is recognised based on the current tax rate. As and when the State Council announces the detailed measures and regulations, the Group will assess their impact, if any, and the change in accounting estimate will be accounted for prospectively.

11. DIVIDENDS

	2006 *HK$'000*	***2007*** ***HK$'000***
Dividends paid and recognised as a distribution		
Interim dividend paid of HK15.00 cents		
(2006: HK11.50 cents) per share	337,707	**445,458**
Final dividend for year ended 30th June, 2006 paid of HK17.00 cents		
(2006: year ended 30th June, 2005 paid of HK12.75 cents) per share	368,310	**504,564**
	706,017	**950,022**
Final dividend proposed of HK20.00 cents		
(2006: HK17.00 cents) per share	504,547	**594,065**

A final dividend in respect of the financial year 2007 of HK20.00 cents per share amounting to a total of approximately HK$594,065,000 is proposed by the Board. The dividend is subject to approval by shareholders of the Company at the forthcoming annual general meeting and has not been included as a liability in these financial statements. The proposed final dividend is calculated based on the number of shares in issue at the date of approval of these financial statements.

12. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following data:

	2006 *HK$'000*	***2007*** ***HK$'000***
Earnings for the purpose of basic and diluted earnings per share	1,128,490	**1,348,531**

	2006 *Number of* *shares*	***2007*** ***Number of*** ***shares***
Weighted average number of ordinary shares for the purpose of basic earnings per share	2,905,096,514	**2,967,084,973**
Effect of dilutive potential ordinary shares:		
Warrants	15,766,115	**442,152**
Share options	281,586	**722,393**
Unvested share awarded	—	**151,860**
Weighted average number of ordinary shares for the purpose of diluted earnings per share	2,921,144,215	**2,968,401,378**

The weighted average number of ordinary shares shown above has been arrived at after deducting the shares held by HHI Employees' Share Award Scheme Trust.

13. RETIREMENT BENEFITS PLANS

The employees of the Group participate in the Mandatory Provident Fund ("MPF") Scheme operated by its ultimate holding company. Mandatory contributions to the scheme are made by both the employer and employees at 5% of the employees' monthly relevant income capped at HK$20,000 per employee. At 30th June, 2007, there were no forfeited contributions available to reduce future obligations. The contributions made by the Group to the MPF Scheme for the year are approximately HK$325,000 (2006: HK$363,000).

The employees of the Group's PRC jointly controlled entities are members of state-managed retirement benefit schemes operated by the PRC Government. These entities are required to contribute 18% of their payroll costs to the retirement benefit schemes to fund the benefits. The only obligation of the jointly controlled entities with respect to the retirement benefit schemes is to make the specified contributions. The Group's proportionate share of the contributions made by the jointly controlled entities for the year are approximately HK$7,367,000 (2006: HK$6,196,000).

14. DIRECTORS' AND FIVE HIGHEST PAID INDIVIDUALS' EMOLUMENTS

Directors' emoluments

The emoluments paid or payable to each of the 12 (2006: 12) directors were as follows:

	2006					***2007***					
	Directors' fees HK$'000	*Salaries and other benefits HK$'000*	*Bonus HK$'000*	*Contributions to retirement benefits plans HK$'000*	*Total HK$'000*	***Directors' fees HK$'000***	***Salaries and other benefits HK$'000***	***Bonus HK$'000***	***Contributions to retirement benefits plans HK$'000***	***Share award HK$'000***	***Total HK$'000***
Gordon Ying Sheung WU	300	3,000	—	—	3,300	**300**	**3,000**	**—**	**—**	**—**	**3,300**
Eddie Ping Chang HO	250	2,400	—	—	2,650	**250**	**2,400**	**—**	**—**	**—**	**2,650**
Thomas Jefferson WU	200	1,656	138	12	2,006	**200**	**1,656**	**138**	**12**	**5,323**	**7,329**
Alan Chi Hung CHAN	200	1,701	138	12	2,051	**200**	**1,693**	**138**	**12**	**1,460**	**3,503**
Leo Kwok Kee LEUNG	200	1,500	125	12	1,837	**200**	**1,500**	**125**	**12**	**1,042**	**2,879**
Lijia HUANG (note a)	200	520	88	—	808	**200**	**447**	**590**	**—**	**—**	**1,237**
Cheng Hui JIA	200	838	70	—	1,108	**200**	**831**	**69**	**—**	**1,042**	**2,142**
Philip Tsung Cheng FEI	200	—	—	—	200	**200**	**—**	**—**	**—**	**—**	**200**
Lee Yick NAM	200	—	—	—	200	**200**	**—**	**—**	**—**	**—**	**200**
Kojiro NAKAHARA	200	—	—	—	200	**200**	**—**	**—**	**—**	**—**	**200**
Gordon YEN	200	—	—	—	200	**200**	**—**	**—**	**—**	**—**	**200**
Barry Chung Tat MOK	175	—	—	—	175	**200**	**—**	**—**	**—**	**—**	**200**
	2,525	11,615	559	36	14,735	**2,550**	**11,527**	**1,060**	**36**	**8,867**	**24,040**

Note:

(a) The directors' emoluments paid or payable to Mr. Lijia HUANG included approximately HK$147,000 (2006: HK$58,000) paid by GS Superhighway JV proportionately shared by the Group.

Five highest paid individuals emoluments

The five highest paid individuals of the Group in 2006 and 2007 were all directors of the Company and details of their emoluments are disclosed above.

During the two years ended 30th June, 2007, no emoluments were paid by the Group to any of the persons who are directors or the five highest paid individuals of the Company as an inducement to join or upon joining the Group or as compensation for loss of office and none of the persons who are directors of the Company waived any emoluments.

15. PROPERTY AND EQUIPMENT

	Toll expressways HK$'000	Motor vehicles HK$'000	Ancillary traffic facilities, furniture, fixtures and equipment HK$'000	Construction in progress HK$'000	Total HK$'000
COST					
At 1st July, 2005	10,446,057	28,327	33,301	34,832	10,542,517
Exchange adjustments	298,319	1,029	1,187	1,226	301,761
Additions	—	1,116	14,858	26,953	42,927
Transfer	—	—	54,346	(54,346)	—
Disposals	(27,921)	(701)	(627)	—	(29,249)
At 30th June, 2006	10,716,455	29,771	103,065	8,665	10,857,956
Exchange adjustments	486,323	1,745	5,739	481	494,288
Additions	—	9,912	8,638	704,407	722,957
Transfer	(10,938)	—	56,139	(45,201)	—
Disposals	—	(6,379)	(2,939)	—	(9,318)
At 30th June, 2007	**11,191,840**	**35,049**	**170,642**	**668,352**	**12,065,883**
DEPRECIATION					
At 1st July, 2005	1,150,735	20,299	11,398	—	1,182,432
Exchange adjustments	33,507	847	746	—	35,100
Charge for the year	252,829	2,234	8,771	—	263,834
Eliminated on disposals	(3,559)	(695)	(113)	—	(4,367)
At 30th June, 2006	1,433,512	22,685	20,802	—	1,476,999
Exchange adjustments	72,278	1,429	1,557	—	75,264
Charge for the year	300,884	3,233	14,652	—	318,769
Transfer	(1,354)	—	1,354	—	—
Eliminated on disposals	—	(5,965)	(2,761)	—	(8,726)
At 30th June, 2007	**1,805,320**	**21,382**	**35,604**	**—**	**1,862,306**
CARRYING AMOUNTS					
At 30th June, 2006	9,282,943	7,086	82,263	8,665	9,380,957
At 30th June, 2007	**9,386,520**	**13,667**	**135,038**	**668,352**	**10,203,577**

The toll expressways are situated on land under medium term land use right in the PRC.

16. ADDITIONAL INVESTMENT COST IN JOINTLY CONTROLLED ENTITIES

	HK$'000
COST	
At 1st July, 2005, 30th June, 2006 and 30th June, 2007	**2,073,512**
AMORTISATION	
At 1st July, 2005	258,389
Charge for the year	51,772
At 30th June, 2006	310,161
Charge for the year	57,613
At 30th June, 2007	**367,774**
CARRYING AMOUNTS	
At 30th June, 2006	1,763,351
At 30th June, 2007	**1,705,738**

17. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

Particulars of the Group's jointly controlled entities at 30th June, 2007 are as follows:

Name of company	*Place of establishment*	*Registered capital*	*Principal activity*	*Proportion of registered capital contribution*
廣深珠高速公路有限公司 Guangzhou-Shenzhen-Zhuhai Superhighway Company Limited	The PRC	RMB471,000,000 (equivalent to HK$702,000,000)	Development, operation and management of an expressway	100%
廣州東南西環高速公路有限公司 Guangzhou E-S-W Ring Road Company Limited	The PRC	US$55,000,000	Development, operation and management of an expressway	50%
廣東廣珠西綫高速公路有限公司 Guangdong Guangzhou-Zhuhai West Superhighway Company Limited	The PRC	RMB2,303,000,000	Development, operation and management of an expressway	50%

All the above jointly controlled entities are Sino-foreign co-operative joint venture enterprises established under the PRC laws.

The principal terms of the joint venture agreements entered into between the relevant subsidiaries and the corresponding joint venture partners under which the jointly controlled entities operate are as follows:

(i) GS Superhighway JV

GS Superhighway JV is established to undertake the construction, operation and management of an expressway in Guangdong Province of the PRC. Phase I of the project comprises an expressway running between Shenzhen and Guangzhou ("GS Superhighway"). The operation period is 30 years from the official opening date. At the end of the operation period, all the immovable assets and facilities of GS Superhighway JV will revert to the PRC joint venture partner without compensation.

The development of phases II and III of the project, comprising a major transportation route in western Pearl River Delta, is undertaken by West Route JV.

The Group's entitlement to the profit of the toll operations of GS Superhighway JV is 50% for the initial 10 years of operation period, 48% for the next 10 years and 45% for the last 10 years of the operation period. In addition to its entitlement to share in profit distributions, the Group is entitled to the repayment of HK$702,000,000 registered capital contribution out of GS Superhighway JV's net cash flow after the payment of various items such as operating expenses, tax and debt service obligations, all as stated in the joint venture agreement of GS Superhighway JV. However, this is also subject to the terms of the bank loan facilities of GS Superhighway JV which restrict repayment of registered capital contributed by the Group prior to full repayment of bank loans and applicable PRC rules and regulations. The Group is also entitled to a share of 80% of the rentals and other income, after deduction of operating and financial expenses, arising from the development of commercial centres and shop spaces along and underneath certain portion of GS Superhighway for a period of 30 years commencing on the date of completion of the construction of GS Superhighway. GS Superhighway JV has also been granted the contingent rights to develop parcels of land within certain interchanges of GS Superhighway for sale or rental. The detailed terms of such grant have yet to be finalised. GS Superhighway was officially opened in July 1997.

(ii) Ring Road JV

Ring Road JV is established to undertake the construction, operation and management of an expressway running along the eastern, southern and western fringes of the Guangzhou urban areas ("ESW Ring Road"). The operation period is 30 years commencing from 1st January, 2002. The Group is entitled to 45% of the net cash flow (that is, gross operating income net of operating expenses and tax) of ESW Ring Road for the initial 10 years of operation and thereafter the Group's net cash flow entitlement will be reduced to 37.5% for the subsequent 10 years and 32.5% for the remaining years of operation of the entire operation period of Ring Road JV. ESW Ring Road was officially opened in January 2002. At the end of the operation period, all the immovable assets and facilities of Ring Road JV will revert to the PRC joint venture partner without compensation. As stated in the joint venture agreement of Ring Road JV, the joint venture partners are entitled to the repayment of registered capital contribution with no specific repayment term. Such repayment of registered capital contribution is also subject to the applicable PRC rules and regulations.

17. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (continued)

(iii) West Route JV

West Route JV is established to undertake the construction, operation and management of an expressway linking Guangzhou, Zhongshan and Zhuhai ("Western Delta Routes"). Phase I of Western Delta Route ("Phase I West") was officially opened on 30th April, 2004 and the operation period for Phase I West is 30 years commencing from 17th September, 2003.

The estimated total investment for the Phase II of Western Delta Route ("Phase II West") is RMB4,900,000,000, 35% of which is to be funded by an increase in the registered capital of West Route JV by RMB1,715,000,000 in total to be contributed by the Group and the West Route JV PRC partner in equal share (i.e. each to contribute RMB857,500,000). The expiration date of joint venture co-operation period for the West Route JV has been extended from 16th September, 2033 to 16th September, 2038. At 30th June, 2007, the Group and the West Route JV PRC partner had made capital contribution amounting to approximately RMB174,930,000 and RMB171,500,000 respectively.

The Group is entitled to 50% of the distributable profits from operation of West Route JV. At the end of the joint venture co-operation period, all the immovable assets and facilities of West Route JV will revert to relevant PRC government department which regulates transportation without compensation. As stated in the joint venture agreement of West Route JV, the joint venture partners are entitled to the repayment of registered capital contribution with no specific repayment term. Such repayment of registered capital contribution is also subject to the applicable PRC rules and regulations.

In September 2005, the Group conditionally amended the agreements with the PRC partner of West Route JV for the investment in and the planning, design, construction and operation of the Phase III of Western Delta Route ("Phase III West") through West Route JV. Subject to approval of the relevant PRC authorities, the estimated total investment for Phase III West is RMB3,260,000,000, 35% of which is to be funded by an increase in the registered capital of the West Route JV by RMB1,141,000,000 in total to be contributed by the Group and West Route JV PRC partner in equal share (i.e. each to contribute RMB570,500,000). The operation period for Phase III West will be subject to approval of the relevant PRC authorities, and will be commencing on the date on which the new business licence of West Route JV is issued.

The Group's share of the assets, liabilities, income and expenses of the jointly controlled entities accounted for by the Group using proportionate consolidation (before elimination of transactions, balances, income and expenses with group companies) are set out below:

In respect of the year ended 30th June, 2006:

	GS Superhighway JV HK$'000	*Ring Road JV HK$'000*	*West Route JV HK$'000*	*Total HK$'000*
Current assets	438,831	213,307	14,458	666,596
Non-current assets	5,236,300	1,998,898	721,260	7,956,458
Current liabilities	671,146	6,066	57,842	735,054
Non-current liabilities	3,552,795	1,439,071	366,833	5,358,699
Income	1,646,649	212,523	59,595	1,918,767
Expenses	(523,692)	(145,556)	(43,419)	(712,667)
Profit before tax	1,122,957	66,967	16,176	1,206,100
Income tax expenses	(90,884)	(18,167)	(2,037)	(111,088)
Profit after tax	1,032,073	48,800	14,139	1,095,012

17. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES (continued)

In respect of the year ended 30th June, 2007:

	GS Superhighway JV HK$'000	Ring Road JV HK$'000	West Route JV HK$'000	Total HK$'000
Current assets	458,761	273,876	18,928	751,565
Non-current assets	5,364,612	1,945,243	1,400,727	8,710,582
Current liabilities	649,766	44,709	192,199	886,674
Non-current liabilities	3,470,250	1,526,468	715,244	5,711,962
Income	2,018,154	221,796	68,420	2,308,370
Expenses	(618,703)	(343,318)	(46,255)	(1,008,276)
Profit (loss) before tax	1,399,451	(121,522)	22,165	1,300,094
Income tax expenses	(113,289)	(40,456)	(705)	(154,450)
Profit (loss) after tax	1,286,162	(161,978)	21,460	1,145,644

18. INVESTMENT IN TOLL EXPRESSWAY PROJECT UNDER DEVELOPMENT

The amount represents the costs incurred by the Group on the development of Phase II West and Phase III West.

19. PREPAID LEASE PAYMENTS

The amount represents the Group's proportionate share of the medium term land use rights in the PRC of West Route JV which is charged to the consolidated income statement on a straight-line basis over the joint venture period of West Route JV.

Analysis of the carrying amounts:

	2006 HK$'000	2007 HK$'000
Prepaid lease prepayments	128,492	130,560
Less: Portion to be charged to the consolidated income statement in next year included under current assets	(4,591)	(4,846)
	123,901	125,714

20. BALANCES WITH JOINTLY CONTROLLED ENTITIES

	2006 HK$'000	**2007 HK$'000**
Registered capital contribution made by the Group to the following jointly controlled entities:		
GS Superhighway JV	351,000	**351,000**
Ring Road JV	116,891	**116,891**
West Route JV	132,858	**189,832**
	600,749	**657,723**
Loans made by the Group to the following jointly controlled entities:		
GS Superhighway JV	106,172	**141,453**
Ring Road JV	459,746	**7,055**
	565,918	**148,508**
	1,166,667	**806,231**

The balances represent registered capital contributed and loans to jointly controlled entities made by the Group after elimination of the Group's proportionate share of the corresponding amounts of the jointly controlled entities.

The registered capital contributed by the Group to jointly controlled entities does not have a specific repayment term. Registered capital contribution made by the Group to GS Superhighway JV of approximately HK$330,020,000 (2006: HK$330,020,000) carries interest at the Hong Kong prime rate, the remaining registered capital contribution made by the Group to the jointly controlled entities are interest-free. The effective interest rates adopted for measurement at fair value at initial recognition of the registered capital contribution made by the Group to Ring Road JV and West Route JV range from 5.65% to 6.48% (2006: 5.28% to 5.51%). At the balance sheet dates, the fair values of the registered capital contributed by the Group to jointly controlled entities approximate its carrying amounts.

The loans made by the Group to jointly controlled entities are unsecured and repayable out of the net cash surplus from the operations of the jointly controlled entities.

The loan made by the Group to GS Superhighway JV carries interest at the Hong Kong prime rate. At the balance sheet dates, the fair values approximate their carrying amounts.

The loan made by the Group to Ring Road JV is interest-free. The effective interest rate adopted for measurement at fair value at initial recognition of the loan made to Ring Road JV is 6.66%. At the balance sheet date, its fair value is estimated to approximate its carrying amount (2006: HK$471,808,000).

21. OTHER RECEIVABLE FROM AN OUTSIDE JOINT VENTURE PARTNER

The balance represents the Group's proportionate share of the other receivable of Ring Road JV from outside joint venture partner of Ring Road JV. The amount is unsecured, interest-free and repayable on demand. At the balance sheet date, the carrying amount approximates its fair value.

22. PLEDGED BANK BALANCES AND DEPOSITS OF JOINTLY CONTROLLED ENTITIES, AND BANK BALANCES AND CASH

Pledged bank balances and deposits of jointly controlled entities, and bank balances and cash include time deposits of HK$4,128,116,000 (2006: HK$3,248,048,000) with original maturities range from 7 days to 6 months that carry interest at prevailing interest rates range from 1.62% to 5.30% (2006: 1.62% to 5.33%). Remaining bank balances and cash carried interest at market rates which range from 0.72% to 5.30%.

At 30th June, 2007, included in the pledged bank balances and deposits of jointly controlled entities, and bank balances and cash are bank deposits of approximately HK$447,197,000 (2006: HK$397,546,000), which are held by the Company's PRC subsidiary and jointly controlled entities. The pledged bank balances and deposits of jointly controlled entities were for the purpose of securing general banking facilities granted to respective jointly controlled entities of the Group. Other than the amount of approximately HK$25,650,000 (2006: HK$24,300,000), the remaining amount of approximately HK$367,204,000 (2006: HK$333,320,000) was available for use by the jointly controlled entities by serving notices to relevant banks providing the general banking facilities.

At the balance sheet date, the carrying amount of pledged bank balances and deposits of jointly controlled entities, and bank balances and cash approximates their fair values.

23. SHARE CAPITAL

	Number of shares	Nominal amount HK$'000
Ordinary shares of HK$0.1 each		
Authorised:		
At 1st July, 2005, 30th June, 2006 and 30th June, 2007	**10,000,000,000**	**1,000,000**
Issued and fully paid:		
At 1st July, 2005	2,888,382,761	288,838
Issue of shares upon exercise of warrants	61,235,525	6,124
At 30th June, 2006	2,949,618,286	294,962
Issue of shares upon exercise of warrants	18,307,997	1,831
Issue of shares upon exercise of share options	2,400,000	240
At 30th June, 2007	**2,970,326,283**	**297,033**

Warrants

Pursuant to the written resolutions of the then sole shareholder of the Company passed on 16th July, 2003, the instrument constituting the warrants and the creation of the warrants of the Company (the "Warrants") were approved. The Warrants carrying subscription rights in aggregate of HK$365,890,598 were created and issued in registered form on 5th August, 2003 which conferred the right to registered holders to subscribe for 87,533,636 ordinary shares of the Company at an initial subscription price per share of HK$4.18 (subject to adjustment) exercisable during a period of three years commencing 6th August, 2003 (the "Subscription Rights").

During the period from 1st July, 2006 up to the expiry of the Warrants on 5th August, 2006, the Subscription Rights of HK$76,527,427 (2006: HK$255,964,495) were exercised by registered holders resulting in the issuance of 18,307,997 (2006: 61,235,525) ordinary shares of the Company.

Share option scheme

A share option scheme (the "Option Scheme") was adopted by the Company pursuant to the written resolutions of the then sole shareholder of the Company passed on 16th July, 2003 and approved by the shareholders of Hopewell Holdings Limited, the ultimate holding company of the Company, at an extraordinary general meeting held on 16th July, 2003. The Option Scheme shall be valid and effective for a period of 10 years and the purpose of which is to provide the Company with a means of giving incentive to rewarding, remunerating, compensating and/or providing benefits to (i) any executive or non-executive directors including independent non-executive directors or any employees of each member of the Group; (ii) any discretionary objects of a discretionary trust established by any employees, executive or non-executive directors of each member of the Group; (iii) any consultants, professionals and other advisers to each member of the Group; (iv) any chief executives, or substantial shareholders of the Company; (v) any associates of director, chief executives, or substantial shareholders of the Company; and (vi) any employees of substantial shareholders of the Company or for such other purposes as the Board of Directors may approve from time to time.

23. SHARE CAPITAL (continued)

Share option scheme (continued)

Share options granted must be taken up within 28 days from the date of the offer letter upon payment of HK$1, payable as consideration on acceptance, which is recognised in the consolidated income statement when received.

In September, 2004, the Company granted share options to certain employees to subscribe for ordinary shares in the Company.

Details of the movements of share options of the Company during the year ended 30th June, 2006 are as follows:

	Date of grant	*Exercise price*	*Balance of outstanding options at 1st July, 2005*	*Options granted during the year*	*Options exercised during the year*	*Options cancelled/ lapsed during the year*	*Balance of outstanding options at 30th June, 2006*	*Exercise period*
		HK$						
Director:								
Leo Kwok Kee LEUNG	8th September, 2004	4.875	2,000,000	—	—	—	2,000,000	8th September, 2004 to 7th September, 2007
An employee	8th September, 2004	4.875	400,000	—	—	—	400,000	8th September, 2004 to 7th September, 2007
Total			2,400,000	—	—	—	2,400,000	

Details of the movements of share options of the Company during the year ended 30th June, 2007 are as follows:

	Date of grant	*Exercise price*	*Balance of outstanding options at 1st July, 2006*	*Options granted during the year*	*Options exercised during the year*	*Options cancelled/ lapsed during the year*	*Balance of outstanding options at 30th June, 2007*	*Exercise period*
		HK$						
Director:								
Leo Kwok Kee LEUNG	8th September, 2004	4.875	2,000,000	—	(2,000,000)	—	—	8th September, 2004 to 7th September, 2007
An employee	8th September, 2004	4.875	400,000	—	(400,000)	—	—	8th September, 2004 to 7th September, 2007
Total			2,400,000	—	(2,400,000)	—	—	

The weighted average closing price of the shares on the dates immediately before the options were exercised by Mr. Leo Kwok Kee LEUNG and the employee during the year ended 30th June, 2007 were HK$7.36 and HK$6.61 respectively.

The financial impact of these share options granted is not recorded in the Group's consolidated balance sheet until such time as the options are exercised, and no charge is recognised in the consolidated income statement in respect of the value of options granted in prior years as the Group has taken advantages of the transitional provisions set out in IFRS 2 and all these options were granted and vested before 1st July, 2005. Upon the exercise of the share options, the resulting shares issued are recorded by the Company as additional share capital at the nominal value of the shares, and the excess of the exercise price per share over the nominal value of the shares is recorded by the Company as share premium. Share options which lapse or are cancelled prior to their exercise date are deleted from the register of outstanding options.

23. SHARE CAPITAL (continued)

Share option scheme (continued)

On 17th October, 2006, share options to subscribe for ordinary shares in the Company were granted to certain employees of the Company. The details of the share options granted are as follows:

Exercise price	*Balance of outstanding options at 1st July, 2006*	*Options granted during the year*	*Options exercised during the year*	*Options cancelled/ lapsed during the year*	*Balance of outstanding options at 30th June, 2007*	*Vesting date*	*Exercise period*
HK$							
5.858	—	1,240,000	—	—	1,240,000	1st December, 2007	1st December, 2007 to 30th November, 2013
5.858	—	1,240,000	—	—	1,240,000	1st December, 2008	1st December, 2008 to 30th November, 2013
5.858	—	1,240,000	—	—	1,240,000	1st December, 2009	1st December, 2009 to 30th November, 2013
5.858	—	1,240,000	—	—	1,240,000	1st December, 2010	1st December, 2010 to 30th November, 2013
5.858	—	1,240,000	—	—	1,240,000	1st December, 2011	1st December, 2011 to 30th November, 2013
Total	—	6,200,000	—	—	6,200,000		

The total fair values of the options determined at the date of grant using the Binomial option pricing model were HK$5,814,000 of which HK$1,743,000 was recorded as expense in the current year.

The following assumptions were used to calculate the fair values of share options:

Closing share price at date of grant	HK$5.700
Weighted average exercise price	HK$5.858
Expected life of options	6.4–6.9 years
Expected volatility	23%
Expected dividend yield	4.75%
Risk-free rate	3.969%

The Binomial option pricing model has been used to estimate the fair value of the options. The variables and assumptions used in computing the fair value of the share options are based on the directors' best estimates. The value of an option varies with different variables of certain subjective assumptions.

23. SHARE CAPITAL (continued)

Share award scheme

On 25th January, 2007, an employees' share award scheme ("Share Award Scheme") was adopted by the Company. The Share Award Scheme shall be valid and effective for a period of 15 years commencing from 25th January, 2007. Pursuant to the rules of the Share Award Scheme, the Company has set up a trust, HHI Employees' Share Award Scheme Trust, for the purpose of administering the Share Award Scheme and holding the awarded shares before they vest.

During the year, a total of 1,940,000 shares in the Company had been awarded to certain directors and an employee of the Company at nil consideration. The awardees shall not dispose of, nor enter into any agreement to dispose of the relevant awarded shares in the 12-month period commencing on the vesting date thereof. Details of the movement of the awarded shares of the Company during the year ended 30th June, 2007 are as follows:

	Vesting date	*Balance of outstanding awarded shares at 1st July, 2006*	*Shares awarded during the year*	*Shares vested during the year*	*Balance of outstanding awarded shares at 30th June, 2007*
Directors	25th January, 2007	—	1,140,000	(1,140,000)	—
	25th January, 2008	—	340,000	—	**340,000**
	25th January, 2009	—	340,000	—	**340,000**
An employee	25th January, 2007	—	40,000	(40,000)	—
	25th January, 2008	—	40,000	—	**40,000**
	25th January, 2009	—	40,000	—	**40,000**
Total		—	1,940,000	(1,180,000)	**760,000**

During the year ended 30th June, 2007, 1,940,000 shares of the Company were acquired at a total cost of HK$14,129,000 of which 1,180,000 shares have been vested and transferred to the relevant directors and an employee, such vested shares are held in escrow on behalf of directors and an employee until the 12-month lock-up period has expired.

At 30th June, 2007, the outstanding awarded shares of 760,000 shares (2006: nil) with an aggregate nominal value of HK$76,000 were held by HHI Employees' Share Award Scheme Trust. In accordance with the trust deed of HHI Employees' Share Award Scheme Trust, the relevant trustee shall not exercise the voting rights attached to such shares.

The total fair value of the awarded shares determined at the date of grant based on the value of the shares of the Company at the date of the award adjusted for the effect of 12-month lock-up period, estimated using the Black-Scholes option pricing model, and the present value of the dividend received during the vesting period was HK$12,369,000, of which HK$9,284,000 was recorded as expense in the current year.

The following assumptions were used to calculate the fair value of implied put option of the awarded shares (arising as a result of the 12-month lock-up period) with the Black-Scholes option pricing model:

Closing share price at date of grant	HK$7.38
Expected life of options	1–3 years
Expected volatility	
— First year	25.18 %
— Second year	21.80 %
— Third year	23.47 %
Expected dividend yield	4.36 %
Risk-free rate	
— First year	3.89 %
— Second year	3.92 %
— Third year	3.93 %

The variables and assumptions used in computing the fair value of the implied put option of the awarded shares and the fair value of the awarded shares as a whole are based on the directors' best estimates. The value of awarded share varies with different variables of certain subjective assumptions.

24. RESERVES

Included in the Group's reserves are the Group's proportionate share of post-acquisition reserves of the jointly controlled entities as follows:

	2006 HK$'000	**2007** **HK$'000**
PRC statutory reserves	94,716	**106,353**
Translation reserve	89,901	**200,221**
Retained profits	1,531,075	**1,630,830**
	1,715,692	**1,937,404**

Pursuant to the relevant PRC regulations applicable to the Group's jointly controlled entities, the jointly controlled entities have to provide for the PRC statutory reserves before declaring dividends to the joint venture partners on the basis determined and approved by their respective board of directors. The reserves, which include a general fund and development fund, are not distributable until the end of the operation period, at which time any remaining balance of the reserves can be distributed to the joint venture partners upon dissolution of the jointly controlled entities. The distributable profits of the jointly controlled entities are determined based on their retained profits calculated in accordance with the PRC accounting rules and regulations.

The Company

The Company's reserves available for distribution represent the share premium and retained profits. Under the Companies Law Chapter 22 of the Cayman Islands, the share premium of the Company is available for paying distributions or dividends to shareholders subject to the provisions of its Memorandum or Articles of Association and provided that immediately following the distribution of a dividend, the Company is able to pay its debt as they fall due in the ordinary course of business. In accordance with the Company's Articles of Association, dividends can only be distributed out of the retained profits and share premium of the Company. At 30th June, 2007, the Company's reserves available for distribution to its shareholders amounted to approximately HK$9,102,571,000 (2006: HK$8,535,023,000), comprising retained profits and share premium of approximately HK$1,628,498,000 (2006: HK$1,147,107,000) and HK$7,474,073,000 (2006: HK$7,387,916,000) respectively.

25. BANK AND OTHER LOANS

	2006 HK$'000	**2007** **HK$'000**
Bank loans, secured	4,555,315	**5,210,224**
Other loans, unsecured	86,250	**4,839**
	4,641,565	**5,215,063**

The borrowings are repayable as follows:

	2006 HK$'000	**2007** **HK$'000**
On demand or within one year	264,987	**219,776**
In the second year	209,841	**250,057**
In the third to fifth years inclusive	817,009	**1,028,363**
After five years	3,349,728	**3,716,867**
	4,641,565	**5,215,063**
Less: Amounts due for settlement within one year (shown under current liabilities)	(264,987)	**(219,776)**
Amounts due for settlement after one year	4,376,578	**4,995,287**

25. BANK AND OTHER LOANS (continued)

Analysis of the Group's borrowings by currency:

	At 30th June, 2006			
	US$ loans HK$'000	*HK$ loans HK$'000*	*RMB loans HK$'000*	*Total HK$'000*
Bank loans	3,293,659	—	1,261,656	4,555,315
Other loans	—	—	86,250	86,250
	3,293,659	—	1,347,906	4,641,565

	At 30th June, 2007			
	US$ loans HK$'000	***HK$ loans HK$'000***	***RMB loans HK$'000***	***Total HK$'000***
Bank loans	**3,195,488**	**499,847**	**1,514,889**	**5,210,224**
Other loan	**—**	**—**	**4,839**	**4,839**
	3,195,488	**499,847**	**1,519,728**	**5,215,063**

At 30th June, 2007, bank loans of approximately US$408,970,000 equivalent to HK$3,195,488,000 (2006: US$423,970,000 equivalent to HK$3,293,659,000) are denominated in currencies other than the functional currency of GS Superhighway JV, the relevant borrower of the Group.

At 30th June, 2007, bank loans of approximately HK$499,847,000 (2006: Nil) are denominated in currencies other than the functional currency of Ring Road JV, the relevant borrower of the Group.

The bank loans at 30th June, 2007 included bank loans of approximately RMB889,500,000 equivalent to approximately HK$912,627,000 (2006: RMB735,500,000 equivalent to approximately HK$714,906,000) and HK$499,847,000 (2006: Nil) borrowed by the Ring Road JV to which, pursuant to relevant agreements entered into among the joint venture partners of the Ring Road JV, the Group is responsible for servicing.

At 30th June, 2007, the Group had available HK$3,600,000,000 (2006: HK$3,600,000,000) of undrawn committed borrowing facilities in respect of which all conditions precedent had been met.

Other than the amount of the other loans of approximately HK$4,839,000 (2006: HK$4,295,000) at 30th June 2007, which is interest-free and repayable at the end of the operation period of the GS Superhighway JV (i.e. June 2027) ("GS interest-free loan"), bank and other loans carry interest at commercial lending rates. The effective interest rate adopted for measurement at fair value at initial recognition of the GS interest-free loan is 6.75%. At the balance sheet dates, the fair values approximate their carrying amounts.

The average effective interest rates for bank and other loans for the year were 6.0% (2006: 5.2%) and 6.4% (2006: 5.9%) respectively. At the balance sheet dates, the carrying amounts of the bank loans approximate their fair values.

26. BALANCES WITH OUTSIDE JOINT VENTURE PARTNERS

	2006 HK$'000	**2007** **HK$'000**
Registered capital contribution made by outside joint venture partners of:		
Ring Road JV	95,638	**95,638**
West Route JV	138,474	**192,696**
	234,112	**288,334**
Loans made by outside joint venture partners of:		
GS Superhighway JV	7,503	**—**
Ring Road JV	399,302	**32,080**
West Route JV	—	**282,150**
	406,805	**314,230**
	640,917	**602,564**

The balances represent the Group's proportionate share of registered capital contribution and loans made to jointly controlled entities by the outside joint venture partners.

The registered capital contribution from outside joint venture partners to jointly controlled entities are interest-free and do not have a specific repayment term. The effective interest rate adopted for measurement at fair value at initial recognition of the registered capital contribution made by outside joint venture partners to Ring Road JV and West Route JV ranged from 5.65% to 6.48% (2006: 5.28% to 5.51%). At the balance sheet date, the fair values of the registered capital contribution from outside joint venture partners approximate their carrying amounts.

Loans made by outside joint venture partners to jointly controlled entities are unsecured and are repayable out of the net cash surplus from the operations of the jointly controlled entities.

The loan made by the outside joint venture partner of GS Superhighway JV carried interest at the Hong Kong prime rate. At 30th June, 2006, its fair value approximates its carrying amount.

The loan made by outside joint venture partner of Rind Road JV is interest-free. The effective interest rate adopted for measurement at fair value at initial recognition of the loan to Ring Road JV is 6.66%. At the balance sheet date, its fair value is estimated to approximate its carrying amount (2006: HK$414,086,000).

The loan made by outside joint venture partner of West Route JV carries interest at commercial lending rates. At the balance sheet dates, the fair values approximate their carrying amounts.

27. DEFERRED TAX LIABILITIES

The deferred tax liabilities represent the Group's proportionate share of such liabilities of the jointly controlled entities. The major components and movements in the deferred tax liabilities (assets) are as follows:

	Accelerated tax depreciation HK$'000	***Tax losses HK$'000***	***Total HK$'000***
At 1st July, 2005	206,890	(40,000)	166,890
Charge to the consolidated income statement for the year (note 10)	20,559	6,000	26,559
At 30th June, 2006	227,449	(34,000)	193,449
Exchange adjustments	13,000	(1,894)	11,106
Charge to the consolidated income statement for the year (note 10)	14,859	35,894	50,753
At 30th June, 2007	**255,308**	**—**	**255,308**

27. DEFERRED TAX LIABILITIES (continued)

At 30th June 2007, one of the jointly controlled entities has unused tax losses of approximately RMB416,863,000 or equivalent to HK$427,702,000 (2006: RMB432,993,000 or equivalent to HK$420,869,000) available for offset against its future profits as analysed as follows:

	2006 *HK$'000*	**2007** **HK$'000**
Carried forward to		
December 2007	183,442	**176,811**
December 2008	147,293	**155,475**
December 2009	79,736	**84,167**
December 2010	10,398	**11,249**
	420,869	**427,702**

No deferred tax asset has been recognised in respect of the unused tax losses as at 30th June 2007 as it is uncertain whether sufficient taxable profits will be available prior to the expiry date to allow utilisation of the carrying forward tax losses. A deferred tax asset had been recognised as at 30th June, 2006 of such losses of the jointly controlled entity and the Group's proportionate share of such deferred tax asset amounted to approximately HK$34,000,000.

28. OTHER PAYABLE TO A JOINTLY CONTROLLED ENTITY

The balance represents other payable to Ring Road JV by the Group not eliminated on the adoption of proportionate consolidation for the jointly controlled entity. The amount is unsecured, interest-free and has no fixed repayment term. At the balance sheet date, the carrying amount approximates its fair value.

29. TOTAL ASSETS LESS CURRENT LIABILITIES/NET CURRENT ASSETS

The Group's total assets less current liabilities at 30th June, 2007 amounted to approximately HK$16,792,637,000 (2006: HK$15,546,779,000). The Group's net current assets at 30th June, 2007 amounted to approximately HK$3,901,746,000 (2006: HK$3,064,746,000).

30. SUMMARY OF BALANCE SHEET OF THE COMPANY

	2006 *HK$'000*	**2007** **HK$'000**
ASSETS		
Non-current assets	3,617,089	**3,290,594**
Current assets	5,279,420	**6,158,701**
Total assets	8,896,509	**9,449,295**
EQUITY AND LIABILITIES		
Capital and reserves		
Share capital	294,962	**297,033**
Reserves	8,535,023	**9,100,212**
Total equity	8,829,985	**9,397,245**
Current liabilities	66,524	**52,050**
Total liabilities	66,524	**52,050**
Total equity and liabilities	8,896,509	**9,449,295**

31. PARTICULARS OF PRINCIPAL SUBSIDIARIES

The following list contains the particulars of the subsidiaries of the Company at 30th June, 2007 which principally affect the results, assets or liabilities of the Group as the directors are of the opinion that a full list of all the subsidiaries would be of excessive length. None of the subsidiaries had any loan capital outstanding during the year or at the end of the year.

Name of subsidiary	*Place of incorporation*	*Issued and fully paid share*	*Attributable equity interest held by the Company*	*Principal activity*
Kingnice Limited	British Virgin Islands	Ordinary share US$20,000	97.5%	Investment holding
Hopewell China Development (Superhighway) Limited	Hong Kong	Ordinary shares HK$2 Non-voting deferred shares HK$4	97.5% of issued ordinary share capital	Investment in expressway project
Hopewell Guangzhou Ring Road Limited	British Virgin Islands	Ordinary share US$1	100%	Investment in expressway project
Hopewell Guangzhou-Zhuhai Superhighway Development Limited	Hong Kong	Ordinary shares HK$2 Non-voting deferred shares HK$2	100% of issued ordinary share capital	Investment in expressway project
HHI Finance Limited	Hong Kong	Ordinary share HK$1	100%	Loan finance

All the above subsidiaries are indirectly held by the Company.

32. MAJOR NON-CASH TRANSACTION

During the year ended 30th June, 2006, a jointly controlled entity of the Group disposed of certain property and equipment with carrying amounts proportionately shared by the Group of approximately HK$24,362,000 at the consideration proportionately shared by the Group amounting to approximately HK$12,165,000 with deferred payment terms, in which the Group's proportionate share of approximately HK$3,088,000 was received in the year ended 30th June, 2006.

During the year ended 30th June, 2007, development costs of HK$78,822,000 included by the Group in the proportionate share were unpaid and accrued in other payables, accruals and deposits received as at year end.

33. CAPITAL COMMITMENTS

At 30th June, 2007, the Group had outstanding commitments to make capital contribution to West Route JV for development of the Phase II West totalling approximately HK$700,000,000 (2006: HK$833,000,000).

At 30th June, 2007, the Group had agreed, subject to approval of relevant authorities, to make capital contribution to West Route JV for development of the Phase III West totalling approximately HK$585,000,000 (2006: HK$555,000,000).

At 30th June, 2007, GS Superhighway JV, Ring Road JV and West Route JV had outstanding commitments proportionately shared by the Group in respect of the acquisition of property and equipment, and construction of the Phase II West contracted but not provided for amounting to approximately HK$1,426,000,000 (2006: HK$19,000,000).

34. PLEDGE OF ASSETS

At 30th June, 2007, certain assets of the jointly controlled entities of the Group were pledged to banks to secure general banking facilities granted to the jointly controlled entities. The carrying amounts of these assets are analysed as follows:

	2006 HK$'000	***2007 HK$'000***
Toll expressways	6,942,133	**6,972,866**
Prepaid lease payments	83,520	**84,864**
Bank balances and deposits	357,620	**392,854**
Other assets	176,779	**231,238**
	7,506,052	**7,681,822**

34. PLEDGE OF ASSETS (continued)

At 30th June, 2006 and 2007, the toll collection right of GS Superhighway JV was pledged to banks to secure general banking facilities granted to the jointly controlled entity. In addition, 90% (2006: 90%) and 65% (2006: 65%) of the toll collection rights of Ring Road JV and West Route JV respectively were pledged to banks to secure general banking facilities granted to the respective jointly controlled entities.

35. RELATED PARTY TRANSACTIONS

Amounts due by and from related parties are disclosed in the balance sheet and relevant notes.

During the year, the Group paid rentals, air-conditioning and electricity charges and government rates to a fellow subsidiary amounting to approximately HK$1,580,000 (2006: HK$1,059,500).

The Group's jointly controlled entities had the following significant transactions with their joint venture partners other than the Group during the year:

Relationship	***Nature of transaction***	*2006 HK$'000*	***2007 HK$'000***
Outside joint venture partner of the GS Superhighway JV	Interest paid	591	**398**
	Reimbursement of operating expenses	3,300	**523**
	Dividend paid and payable	929,295	**1,415,915**
Outside PRC joint venture partner of the Ring Road JV	Management fee paid and payable	4,000	**4,000**
Outside foreign joint venture partner of the Ring Road JV	Management fee paid and payable	2,000	**2,000**
	Interest income	39,642	**34,832**
Outside PRC joint venture partner of the West Route JV	Management fee	1,930	**—**
	Dividend paid and payable	—	**15,640**

At 30th June, 2006, the Company and the holding company of the outside foreign joint venture partner of the Ring Road JV had separately given guarantees to a PRC bank for bank loan facilities of RMB735,500,000 and RMB617,430,000 respectively granted to Ring Road JV. The guarantees were released in June 2007.

On 1st June, 2007, West Route JV entered into a material-supply management agreement ("Management Agreement") for the provision of material logistics services, consisting of the planning, procurement and logistics management of the main construction materials for the Phase II West project, by Guangdong Nan Yue Logistics Company Limited ("Nam Yue") to West Route JV. Nam Yue is a subsidiary of the ultimate holding company of the PRC joint venture partner of West Route JV. The appointment of Nan Yue under the Management Agreement is for a period of 3 years or until the completion of the supply of the materials, payment of all material fees and after audit by the relevant departments of the West Route JV, whichever is earlier. The service fee is calculated based on 2.5% of the fee for the material supplied for the Phase II West project.

Such provision of material logistics services constituted a continuing connected transaction of the Group. Details of the transaction are contained in the announcement of the Company and Hopewell Holdings Limited dated 1st June, 2007.

Compensation of key management personnel
The remuneration of key management personnel who are all directors of the Company is disclosed in note 14.

36. POST BALANCE SHEET EVENT

On 9th August, 2007, the Group entered into an agreement with the PRC joint venture partner of Ring Road JV pursuant to which the Group agreed to sell, and the PRC partner of Ring Road JV agreed to purchase, the entire 45% interest of the Group in Ring Road JV and other rights, duties and obligations in the ESW Ring Road project for a consideration of RMB1,712,550,000. The completion of the agreement is subject to the approval by the shareholders of the Company and Hopewell Holdings Limited, the ultimate holding company, and relevant PRC authorities within 180 days of the date of the agreement (or such other date as may be mutually agreed).

Such disposal transaction constituted a disclosable and connected transaction of the Group. Details of the disposal are contained in the announcement of the Company and Hopewell Holdings Limited dated 9th August, 2007.

37. APPROVAL OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements on page 51 to 83 were approved and authorised for issue by the Board of Directors on 21st August, 2007.

CORPORATE INFORMATION

Board of Directors

Sir Gordon Ying Sheung WU GBS, KCMG, FICE
Chairman

Mr. Eddie Ping Chang HO
Vice Chairman

Mr. Thomas Jefferson WU
Managing Director

Mr. Alan Chi Hung CHAN
Deputy Managing Director

Ir. Leo Kwok Kee LEUNG
Mr. Lijia HUANG
Mr. Cheng Hui JIA
Mr. Barry Chung Tat MOK
Mr. Philip Tsung Cheng FEI#
Mr. Lee Yick NAM#
Mr. Kojiro NAKAHARA#
Dr. Gordon YEN#
Mr. Yuk Keung IP#

Independent Non-Executive Directors

Audit Committee

Mr. Lee Yick NAM *Chairman*
Mr. Kojiro NAKAHARA
Mr. Philip Tsung Cheng FEI
Mr. Yuk Keung IP

Remuneration Committee

Mr. Eddie Ping Chang HO *Chairman*
Mr. Lee Yick NAM
Dr. Gordon YEN

Company Secretary

Mr. Peter Yip Wah LEE

Registered Office

P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

Principal Place of Business

Room 64-02, 64th Floor
Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068, (852) 2861 0177

Solicitors

Woo, Kwan, Lee & Lo

Auditors

Deloitte Touche Tohmatsu

Principal Bankers+

Bank of China Limited
Bank of China (Hong Kong) Limited
Bank of Communications Co., Limited
Bank of East Asia, Limited
The Bank of Tokyo-Mitsubishi UFJ, Limited
BNP Paribas
Calyon
China Construction Bank Corporation
China Development Bank
China CITIC Bank Corporation Limited
Chong Hing Bank Limited
Citibank, N.A.
Industrial and Commercial Bank of China Limited
Industrial and Commercial Bank of China (Asia) Limited
Mizuho Corporate Bank, Limited
Nanyang Commercial Bank Limited
Shanghai Commercial Bank Limited
Shenzhen Development Bank
Sumitomo Mitsui Banking Corporation
Tai Fung Bank Limited
Wing Lung Bank Limited

+ *names arranged in alphabetical order*

Cayman Islands Share Registrar and Transfer Office

Bank of Bermuda (Cayman) Limited
P.O. Box 513, Strathvale House
North Church Street, George Town
Grand Cayman, Cayman Islands KY1-1106

Hong Kong Share Registrar and Transfer Office

Computershare Hong Kong Investor Services Limited
Shops 1712–1716, 17th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong
Tel : (852) 2862 8555
Fax : (852) 2529 6087

Listing Information

The Stock Exchange of Hong Kong Limited
Ordinary Shares (Stock Code : 737)

American Depositary Receipt

CUSIP No.	439554106
Trading Symbol	HHILY
ADR to share ratio	1:10
Depositary Bank	Citibank, N.A., U.S.A.

Investor Relations

Investor Relations Manager
Tel : (852) 2862 5683
Fax : (852) 2861 2068
Email : ir@hopewellhighway.com

Web Page

www.hopewellhighway.com

In the case of any inconsistency between the Chinese translation and the English text of this Annual Report, the English text shall prevail.

目錄

合和公路基建有限公司(「合和公路基建」)(股份代號:737)在廣東省建設及經營策略性的高速公路基建項目，於二零零三年八月在香港聯合交易所有限公司上市。憑藉已上市之母公司—合和實業有限公司(股份代號:54)之強大支持及豐富經驗，合和公路基建專注開發、推動、發展、投資及營運收費高速公路及橋樑項目。

財務摘要

高速公路營業額


87.7%
廣深高速公路
9.0%
東南西環高速公路
3.3%
西綫I期

高速公路總車流量


75.2%
廣深高速公路
18.8%
東南西環高速公路
6.0%
西綫I期

除利息及税項前之溢利
(港幣百萬元)


1,208
1,546
1,989
2005
2006
2007

撥歸公司股權持有人之溢利
(港幣百萬元)


899
1,128
1,349
2005
2006
2007

利息倍數
(除利息、税項、折舊及攤銷前溢利／利息支出)


6.5x
6.5x
5.2x
2005
2006
2007

債務總額對比資產總額


35%
33%
33%
2005
2006
2007

債務總額
(港幣百萬元)


5,399
5,283
5,818
2005
2006
2007

債務淨額*對比公司股權持有人應佔權益


27%
18%
13%
2005
2006
2007

* 債務總額扣除銀行結餘及現金，已抵押銀行結餘及存款及持有至到期債務證券

綜合業績

(港幣百萬元)	截至六月三十日止年度 2003	2004	2005	2006	2007
營業額	1,030	1,245	1,514	1,735	**2,026**
除稅前溢利	567	770	980	1,260	**1,529**
所得稅開支	(25)	(22)	(63)	(111)	**(155)**
年內溢利	542	748	917	1,149	**1,374**
撥歸：					
公司股權持有人	**531**	**733**	**899**	**1,128**	**1,349**
少數股東權益	11	15	18	21	**25**
年內溢利	**542**	**748**	**917**	**1,149**	**1,374**

綜合資產及負債

(港幣百萬元)	於六月三十日 2003	2004	2005	2006	2007
物業及設備	9,001	9,545	9,360	9,381	**10,203**
於共同控制個體之額外投資成本	1,900	1,861	1,815	1,763	**1,706**
發展中收費高速公路項目之投資	151	38	46	47	**49**
預付租金	–	129	124	124	**126**
與共同控制個體之結餘	859	1,088	1,095	1,167	**806**
持有至到期債務證券	–	711	–	–	**–**
流動資產	421	1,905	2,954	3,594	**4,534**
資產總額	**12,332**	**15,277**	**15,394**	**16,076**	**17,424**
流動負債	(569)	(440)	(456)	(529)	**(632)**
非流動負債	(10,301)	(5,541)	(5,370)	(5,211)	**(5,853)**
負債總額	**(10,870)**	**(5,981)**	**(5,826)**	**(5,740)**	**(6,485)**
少數股東權益	(30)	(32)	(33)	(36)	**(44)**
公司股權持有人應佔權益	**1,432**	**9,264**	**9,535**	**10,300**	**10,895**

每股溢利

(港仙)	2003	2004	2005	2006	2007
基本	24.58	26.09	31.18	38.85	**45.45**
攤薄後	不適用	26.05	30.98	38.63	**45.43**

財務比率

	2003	2004	2005	2006	2007
債務淨額(1) 對比公司股權持有人應佔權益(2)	98%	34%	27%	18%	**13%**
公司股權持有人應佔權益回報(2)	9%	8%	9%	11%	**12%**

註：(1) 債務淨額為債務總額(包括銀行及其他貸款及與外方合營企業夥伴之結餘)扣除銀行結餘及現金、已抵押銀行結餘及存款及持有至到期債務證券。

(2) 於二零零三年六月三十日年度，假設將港幣45億元應付控股公司的貸款資本化。

(3) 本公司於二零零三年一月十四日在開曼群島註冊成立，於二零零三年六月三十日後，透過集團重組，公司成為集團之控股公司。有關上述發行股本之詳情，見公司於二零零三年七月二十八日刊發之招股章程。

主席報告

本人欣然宣佈合和公路基建有限公司截至二零零七年六月三十日止年度，表現令人鼓舞，公司股權持有人應佔溢利為港幣13.49億元，較上一財政年度港幣11.28億元上升20%；每股基本溢利為港幣45.45仙，較去年每股港幣38.85仙上升17%。

令人滿意之業績有賴於珠江三角洲地區(「珠三角」)持續穩健之經濟增長帶動，使集團高速公路—廣州—深圳高速公路(「廣深高速公路」)及珠江三角洲西岸幹道第I期(「西綫I期」)之平均每日車流量合共錄得14%之升幅，總路費收入亦較上一財政年度上升17%。廣州東南西環高速公路(「東南西環高速公路」)之平均每日路費收入則與上一財政年度相若。

董事會建議派發末期股息每股港幣20仙，連同已派付之中期股息每股港幣15仙，本年度全年股息為每股港幣35仙，較上一財政年度港幣28.5仙上升23%。待股東於二零零七年十月四日舉行之股東週年大會批准後，建議之末期股息將於約二零零七年十月五日派付予於二零零七年十月四日營業時間結束時已登記之股東。

重點加強交通管理以改善集團高速公路的服務質素、效率及安全。



公司將於二零零七年九月二十八日(星期五)至二零零七年十月四日(星期四),包括首尾兩天在內,暫停辦理公司股份過戶登記手續。為確保獲得派發建議之末期股息,所有股份過戶文件連同有關股票,最遲須於二零零七年九月二十七日(星期四)下午四時三十分前,送達公司股份登記處 — 香港中央證券登記有限公司,地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

財務狀況

集團於截至二零零七年六月三十日止財政年度之財務狀況表現穩健。在各高速公路之車流量及路費收入持續穩健增長帶動下,集團截至二零零七年六月三十日止年度之路費收入淨額由港幣17.35億元增加至港幣20.26億元,上升17%。

財政年度	二零零六年	**二零零七年**	增長率
廣深高速公路			
平均每日車流量(千架次)	270	**324**	20%
平均每日路費收入(人民幣千元)	8,800	**10,035**	14%
東南西環高速公路			
平均每日車流量(千架次)	84	**81**	-4%
平均每日路費收入(人民幣千元)	1,150	**1,149**	0%
西綫I期			
平均每日車流量(千架次)	23	**26**	13%
平均每日路費收入(人民幣千元)	340	**376**	11%

此外,集團亦受惠於人民幣升值,由於合營企業61%之貸款以美元計算。因此,集團本年錄得匯兑收益港幣2.36億元。

集團之資產負債表仍保持非常強勁。於二零零七年六月三十日,集團之淨流動資產達港幣39.02億元,較上一財政年度港幣30.65億元上升27%。受惠於高速公路項目帶來充裕之現金流,二零零七年財政年度之淨資產負債比率,即負債總額扣除銀行結餘及現金、已抵押銀行結餘及存款對比股東權益,與上一財政年度18%比較,下降至13%。營運現金流較去年上升20%至港幣17.58億元。於二零零七年六月三十日,集團持有現金及未動用銀團貸款融資分別為港幣39億元及港幣36億元。在此等有利之財務狀況下,必定能鞏固集團之資金能力,以把握將來投資機遇。



業務回顧及展望

隨著廣東省及珠江三角洲地區持續蓬勃的經濟發展，促進了人員和物資的往來，對交通產生大量的需求。此外，在珠江三角洲地區的公路網不斷擴大，區內人民的生活水平不斷提高，汽車擁有量的大幅增加，客貨運和物流業的迅速增長，亦帶動了區內龐大的交通需求。集團預計廣深高速公路及西綫I期的車流量及路費收入可持續穩步增長，而重要性將會更加突顯。同時，經濟增長將為集團帶來更多商機。

自一九九四年通車以來，廣深高速公路的車流量及路費收入持續錄得穩定增長。自二零零六年九月中起，深圳部門對大型貨車行走地方路實施交通管制，有助增加廣深高速公路的車流量。隨著廣東省經濟的持續增長及汽車擁有量的快速增加，集團相信，廣深高速公路的車流量及路費收入將保持平穩增長。為應付日益增加的交通需求，廣深高速公路合營企業正進一步完善將廣深高速公路擴建至雙向五車道的可行性研究。

於回顧年度內，有兩條免費地方路建成通車，造成東南西環高速公路交通有所分流。

於二零零七年八月九日，本公司之全資附屬公司與廣州東南西環高速公路合營企業之其一合營企業夥伴訂立協議，以出售廣州東南西環高速公路合營企業之所有權益，包括權利、責任和義務，代價為人民幣17.1255億元。協議的完成，有待在本協議簽訂日起180天內(或雙方另行同意之日期)，取得公司及母公司合和實業有限公司(「合和實業」)各自之股東對交易的批准及經中國有權審批機關批准。

二零零六年十一月，佛山市開通了一條與西綫I期平行的免費地方路，造成交通分流及導致西綫I期的增長放緩，合營企業正逐步採取措施以吸引車流。

惟中央政府在全國對土地使用實施嚴格控制及審批措施，增加了徵地拆遷的難度，亦延長了交地的時間，儘管如此，珠江三角洲西岸幹道II期(「西綫II期」)仍不斷進行建設，現預計於二零零九年底建成。

廣深高速公路太平立交



集團已與中方夥伴(同為西綫I期及西綫II期的中方夥伴)對共同投資、建設及經營珠江三角洲西岸幹道III期(「西綫III期」)達成共識。西綫III期申請立項所需的前期工作正在進行中。當珠江三角洲西岸幹道全條建成後，將直接連通廣州至珠海，成為珠江三角洲西岸的一條策略性高速公路。根據國民經濟和社會發展十一五規劃綱要，廣東省政府正加快珠江三角洲西部地區之發展。集團相信，珠江三角洲西岸幹道將因而受惠。

於回顧年度內，集團重點加強交通管理以改善高速公路的服務質素、效率及安全，而增加了路政巡邏、拯救及交通監控的人手及設備以增強交通安全及改善處理交通意外的特發事件的效率及有效性。因此，意外的死亡人數大幅減少。

根據傳媒報導，港珠澳大橋項目的各項可行性研究已接近全部完成，中央政府亦對項目高度支持。集團深信，當該項目展開招標程序時，集團將會處於有利位置，可擔當一個重要角色。

董事變更

董事會歡迎葉毓強先生加盟公司為獨立非執行董事及審核委員會成員，由二零零七年八月十三日起生效。葉先生亦同時擔任合和實業之獨立非執行董事及審核委員會成員，由同日起生效。

鳴謝

本人謹此向於過去一年努力、忠誠及作出承擔之各董事、高級管理層及全體員工致以真誠謝意及讚賞。本人亦感謝股東、金融界及業務夥伴對集團不斷之支持及對集團之信心，為集團之成功作出重大之貢獻。

胡應湘爵士 GBS, KCMG, FICE
主席
香港，二零零七年八月二十一日

管理層



胡應湘爵士
GBS, KCMG, FICE
主席



何炳章先生
副主席



胡文新先生
董事總經理

董事簡介

執行董事

胡應湘爵士 GBS, KCMG, FICE

71歲，自二零零三年七月出任為公司董事會主席。彼亦為公司之最終控股公司 — 合和實業有限公司(「合和實業」)之主席、集團多間成員公司之董事及有線寬頻通訊有限公司之獨立非執行董事。彼於一九五八年畢業於普林斯頓大學，獲土木工程學士學位。彼負責集團在中國之基建項目及參與設計及建造合和實業及其附屬公司在香港、中國及海外之多項物業發展項目，包括沙角B發電廠，並獲得英國建築工業獎及創下於二十二個月內竣工之世界紀錄。彼為公司董事總經理胡文新先生之父親。

彼甚活躍於公務活動及社區服務，其公務及社區職銜包括：

香港

• 委員	策略發展委員會
• 成員	香港物流發展局
• 副會長	香港地產建設商會
• 委員	大珠三角商務委員會
• 贊助人	香港物流協會
• 名譽副會長	香港足球總會有限公司

中國

• 副主任	中國人民政治協商會議 — 港澳台僑委員會
• 理事	中國聯合國協會
• 特邀專家	國家開發銀行



陳志鴻先生
董事副總經理



梁國基工程師
執行董事



黃禮佳先生
執行董事



賈呈會先生
執行董事



莫仲達先生
執行董事

胡爵士榮獲香港理工大學、英國University of Strathclyde及英國愛丁堡大學頒授榮譽博士學位。彼為英國土木工程師學會、香港運輸物流學會及香港工程科學院資深會員及澳洲會計師公會名譽會員。亦被委任為克羅地亞共和國駐港名譽領事。獲頒授之其他獎項包括：

榮譽市民

- 美國新奧爾良市
- 中國廣州市
- 中國佛山市
- 中國深圳市
- 中國順德區
- 中國南海區
- 中國花都區
- 菲律賓奎松省

獎項及榮譽	獲獎年份
• 獲比利時國王HM Albert II頒授 Officer de L'Ordre de la Couronne勳章	2007
• 獲克羅地亞The Order of Croatian Danica with figure of Blaz Lorkovic勳章	2007
• 香港特別行政區政府頒授金紫荊星章	2004
• 星島報業集團選為2003年傑出領袖(商業／金融)	2004
• 獲Asian Freight & Supply Chain Awards選為Personality of the Year 2003	2003
• 獲英女皇頒授聖米迦勒及聖喬治爵級司令勳章	1997
• 獲美國Independent Energy選為Industry All-Star	1996
• 獲美國George Washington University選為傑出國際行政總裁	1996
• 獲商業週刊選為「最佳企業家」之一	1994
• 獲美國International Road Federation選為傑出人士	1994
• 獲南華早報及敦豪選為傑出商業家	1991
• 獲香港亞洲經濟週刊選為傑出「亞洲公司領袖」	1991
• 獲比利時國王頒授Chevalier de L'Ordre de la Couronne勳章	1985

何炳章先生

74歲，自二零零三年七月起出任公司副主席及集團多間成員公司之董事。彼亦為合和實業之副主席及董事總經理，亦為公司及合和實業之薪酬委員會主席，負責管理合和集團之整體運作。彼於物業發展及大型基建策略發展項目的實施方面具豐富經驗，一直負責所有與內地合營企業之磋商及發展項目之融資，包括集團及合和實業集團旗下之酒店、發電廠及公路基建項目。彼為中國廣州市、佛山市、深圳市及順德區之榮譽市民。

胡文新先生

34歲，彼自二零零三年一月起出任公司執行董事，於二零零三年七月獲委任為董事總經理。彼亦出任合和實業之聯席董事總經理及集團多間成員公司之董事。彼負責為集團制訂策略計劃、公司政策及整體管理及致力提升集團財務和管理會計系統。彼持有史丹福大學頒授之工商管理碩士學位及普林斯頓大學頒授之機械及航天工程科學學士學位。於二零零六年，世界經濟論壇推選胡先生為「全球青年領袖」。彼為中國人民政治協商會議花都區委員會委員，並為中國廣州市之榮譽市民。胡先生亦為證券及期貨事務監察委員會諮詢委員會委員，並為青年會計師發展交流協會榮譽顧問、澳門房地產聯合商會榮譽會長、澳門花都同鄉會榮譽會長、澳門冰上運動總會榮譽會長、香港業餘冰球會有限公司及香港冰球訓練學校有限公司主席、香港上市公司商會副主席及Melco PBL Entertainment (Macau) Limited之獨立董事。彼為董事會主席胡應湘爵士之兒子。

陳志鴻先生

48歲，自二零零三年一月出任公司執行董事，於二零零三年七月獲委任為董事副總經理，並出任集團多間成員公司之董事。彼於一九八三年獲香港中文大學頒授理學士學位，並於一九八九年獲香港城市大學頒授管理學專修文憑。彼負責集團在中國的高速公路基建項目及其他項目之統籌、項目融資、管理及行政工作。彼曾於二零零二年一月一日至二零零三年七月二十五日期間，出任合和實業之執行董事。

梁國基工程師

BSc, MSc, DIC, ACIArb, CMILT, FHKIE, FIStructE, FICE

48歲，彼自二零零三年七月三日起出任為公司執行董事，負責集團各項目之規劃、設計、工程及建造。彼亦任集團若干成員公司之董事。彼於一九九一年畢業於倫敦大學帝國學院，獲頒地震工程及結構動力學理碩士(優等級)學位，並於一九八三年榮獲Council for National Academic Awards頒授之土木工程理學士(一級榮譽)學位，同年同時獲英國土木工程師學會頒授「獎狀」為全年優秀畢業生。彼於合和實業工作十年期間(由一九九三年至二零零三年)，主要負責合和實業各項目之建築、工程規劃及設計。在加盟集團前，彼曾於新加坡、非洲肯尼亞、英格蘭及香港工作，在公路、大橋、高層樓宇、大型提壩及隧道結構方面取得豐富設計及施工經驗。彼亦對滑模及爬模技術有資深實踐和應用經驗。彼在二零零四年更考獲中華人民共和國一級註冊結構工程師資格。彼亦身為數個專業工程師學會之理事，在二零零六至二零零七年度，彼更擔任為英國公路及運輸學會香港分會主席。

黃禮佳先生

65歲，彼自二零零三年七月三日起出任公司執行董事，負責監督廣州－深圳高速公路之日常運作及管理，亦出任集團多間成員公司之董事。彼於一九九六年加盟合和實業，並負責廣東省收費高速公路之營運及管理。彼曾任廣東省公路建設公司總經理，於

一九六一年至一九七九年期間，曾出任中國肇慶市多個委員會重要職務。

賈呈會先生

66歲，彼自二零零三年七月三日起出任公司執行董事，負責與中國內地政府部門之聯絡及項目統籌工作。彼於合和實業工作達十八年，曾主力負責在中國內地之項目發展。彼曾擔任主席助理，亦在內地進行航空設計研究多年。彼在一九六四年畢業於哈爾濱工業大學，並獲頒理學士學位。

莫仲達先生

48歲，彼於二零零五年八月十五日獲委任為公司及合和實業之執行董事。彼持有英國厘丁大學頒授之經濟及會計學位。彼在企業融資及項目貸款方面具豐富經驗，曾出任中銀國際融資有限公司之行政總裁。

獨立非執行董事

費宗澄先生

65歲，彼於二零零三年七月十日獲委任為公司獨立非執行董事，現亦為本公司審計委員會成員。彼於一九六二年獲台灣國立成功大學頒授建築工程學士學位；一九六五年獲北卡羅萊納州立大學頒授建築學士學位，並於一九七四年獲美國Pratt Institute頒授城市規劃理學碩士學位。彼現為建築及規劃公司—宗邁建築師事務所之常務合夥人。彼擁有逾三十年之規劃及建築項目經驗。彼在創立宗邁建築師事務所前，曾在美國多家建築公司工作。

藍利益先生

60歲，彼於二零零三年七月十日獲委任為公司獨立非執行董事。彼亦出任合和實業之獨立非執行董事，並為公司及合和實業審計委員會主席和薪酬委員會成員。彼於一九七七年獲美國卡內基美倫大學頒授管理學證書，於銀行、投資及金融業方面擁有逾三十年經驗。彼由一九九零年至二零零一年期間曾任廖創興銀行執行董事。在此之前，彼曾任花旗銀行、Mellon Bank及美國運通銀行之副總裁。彼於二零零四年七月一日獲委任為香港存款保障委員會委員，並於二零零六年七月起出任為投資委員會主席。

中原紘二郎先生

66歲，彼於二零零三年七月十日獲委任為公司獨立非執行董事，現亦為公司審計委員會成員。彼在一九六四年畢業於東京商船大學，並獲頒海洋工程學士學位。彼於一九六四年加盟兼松株式會社，先後在其設立於東京、新加坡及香港之辦事處擔任不同要職，並於一九九六年獲委任為兼松(香港)有限公司之董事總經理及於二零零零年榮休。

嚴震銘博士

37歲，彼於二零零三年七月十日獲委任為公司獨立非執行董事，現亦為公司薪酬委員會成員。彼於一九九零年獲美國波士頓大學頒授生產工程學士學位，於一九九二年獲加拿大麥基爾大學頒授工商管理碩士學位，並於二零零五年獲香港理工大學頒授工商管理博士學位。彼現為福田實業(集團)有限公司之執行董事。

葉毓強先生

55歲，彼於二零零七年八月十三日獲委任為公司及合和實業之獨立非執行董事及審計委員會成員。彼持有由卡內基梅隆大學頒授之會計及金融學碩士學位、由康乃爾大學頒授之應用數學碩士學位及由華盛頓大學(聖路易)頒授之應用數學及電腦科學(最優等)學士學位。彼擁有二十九年從事紐約、三藩市及香港銀行業務之經驗，期間大部份時間均任職於花旗集團。葉先生於二零零七年六月自花旗集團退休，在職期間曾於財富管理、交易服務、企業銀行、金融機構、環球關聯銀行及地產財務等業務範疇擔任高級職位。

廣深高速公路東莞段





業務回顧


69-65555941



廣深高速公路深圳段

隨著廣東省及珠江三角洲地區持續蓬勃的經濟發展，促進了人員和物資的往來，對交通產生大量的需求。集團所投資的高速公路項目，廣州－深圳高速公路(「廣深高速公路」)及珠江三角洲西岸幹道第I期(「西綫I期」)的車流量及路費收入，均於回顧年度內繼續錄得穩定增長。廣州東南西環高速公路(「東南西環高速公路」)的日均路費收入則與去年相若。對比上一個財政年度，該三條高速公路之綜合日均車流量及綜合日均路費收入分別錄得14%及12%之增長，至431,000架次及人民幣11,560,000元，而全年的路費總收入更達人民幣42.19億元。受惠於深圳市自二零零六年九月中開始對大型貨車行走地方路實施交通管制，廣深高速公路的日均路費收入突破人民幣1,000萬元。

儘管中央政府對土地使用實施全國性嚴格控制及審批，令徵地拆遷的難度增加及延長了交地的時間，珠江三角洲西岸幹道第II期工程(「西綫II期」)仍不斷進行建設，而珠江三角洲西岸幹道第III期(「西綫III期」)申請立項所需的前期工作亦正在進行中。根據國民經濟和社會發展十一五規劃綱要，廣東省政府正加快珠江三角洲西岸地區之發展。集團相信，珠江三角洲西岸幹道將因上述規劃而受惠。

此外，在珠江三角洲地區的公路網不斷擴大，以及區內人民的生活水準不斷提高，汽車擁有量的大幅增加，客貨運和物流業的迅速增長，帶動了區內龐大的交通需求。集團預計廣深高速公路及西綫I期的車流量及路費收入可持續穩


联嘉祥

步增長，而重要性將會更加突顯。同時，經濟增長將為集團帶來更多商機。

受惠於人民幣持續升值，廣深高速公路合營企業的美元貸款折算人民幣時產生了匯兑收益。截至二零零七年六月三十日，集團持有現金約港幣39億元及尚未提用的港幣36億元銀行貸款額度，此穩健的財務狀況，將肯定地鞏固集團把握未來投資機會的能力。



廣深高速公路交通監控中心

於二零零七年八月九日，本公司之全資附屬公司與廣州東南西環高速公路合營企業之其一合營企業夥伴訂立協議，以出售廣州東南西環高速公路合營企業之所有權益，包括權利、責任和義務，代價為人民幣17.1255億元。協議的完成，有待在本協議簽訂日起180天內(或雙方另行同意之日期)，取得本公司及其母公司合和實業有限公司(「合和實業」)之有關股東對交易的批准及經中國有權審批機關批准。有關交易現預計在二零零七年底前完成。

廣州－深圳高速公路

項目摘要

位置	中國廣東省廣州市至深圳市
長度	122.8公里
車道	雙向三車道
級別	高速公路
合營企業合約營運期	一九九七年七月至二零二七年六月
分潤比例	1至10年 ： 50% 11至20年 ： 48% 21至30年 ： 45%



廣州
佛山
東莞
順德
深圳
中山
香港
珠海
澳門

廣深高速公路全長122.8公里，是一條全封閉、全照明、雙向三車道的高速公路，是目前唯一連接廣州、深圳及香港的高速公路，更是珠江三角洲高速公路網的主要幹線，連接著廣州環城高速公路、廣州北二環高速公路(北段)、虎門大橋、東莞常虎高速公路、深圳機荷高速公路、深圳南坪快速路及區內其他主要城鎮、港口及機場。自一九九四年通車以來，廣深高速公路的車流量及路費收入持續錄得穩定增長。在過去的一個財政年度，廣深高速公路日均車流量增長20%達324,000架次；日均路費收入增長14%至人民幣10,035,000元，而全年路費收入更達人民幣36.63億元，較上年度增長14%。

自二零零六年九月中起，深圳部門對大型貨車行走地方路實施交通管制，規定從皇崗口岸出入境的大型貨車必須經廣深高速公路前往其他地方。該安排增加了廣深高速公路的車流量。

合營企業不斷致力提升廣深高速公路的服務水準及改善沿線配套設施。在回顧年度內，合營企業完成了皇崗站、福田站、南頭站、福永站及新

廣深高速公路合營企業

平均每日路費收入
(人民幣 百萬元)



8.13
8.80
10.03
2005
2006
2007

平均每日車流量
(架次 千輛)



229
270
324
2005
2006
2007

全年路費收入
(人民幣 百萬元)



2,969
3,213
3,663
2005
2006
2007

橋站的擴建工程，及建成南坪收費站。同時，亦增加沿線監控攝像槍數量以加強交通監控力度。另外，亦投入資源增加安全措施，增強路政巡邏及拯救服務，提高了交通意外處理的效率並減少意外造成之交通堵塞。因此，意外的死亡人數大幅減少。合營企業將繼續加強路政、拯救及交通監控的工作，進一步提高交通事故處理效率。

自二零零七年七月中起，合營企業將麻涌立交橋南行部份主綫暫時封閉以進行維修，由於已妥善組織交通管理以減少對道路使用者的不便，未發現對廣深高速公路的路費收入有明顯影響。

如中期報告所披露，集團在廣深高速公路建設期間投入的部份額外投資，待廣東省政府批准，合營企業同意承擔人民幣7.2514億元，現有關協議已獲批准。該安排對集團的營運業績將不會造成重大影響。

同樣地，如中期報告所披露，對於廣深高速公路立交內及沿線已徵土地作物業發展，由於土地



9186

原用途難以改變；同時，橋下舖經營受到各種限制，已基本停頓多時，因此，合營企業將不會繼續進行上述兩個項目。

隨著廣東省經濟的持續增長及汽車擁有量的快速增加，集團相信，廣深高速公路的車流量及路費收入將保持平穩增長。為應付日益增加的交通需求，合營企業正進一步完善擴建至雙向五車道的可行性研究。

根據合作合同規定，集團在合作公司的分配利潤比例自二零零七年七月一日起由50%調整為48%。

廣深高速公路合營企業

平均每日車流量
(架次 千輛)



350
300
250
200
150
100
50
0
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994

平均每日路費收入
(人民幣 千元)



11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997
1996
1995
1994

廣州東南西環高速公路

項目摘要

位置	中國廣東省廣州市
長度	38公里
車道	雙向三車道
級別	高速公路
合營企業合約營運期	二零零二年一月至二零三一年十二月
淨現金流分佔比例	1至10年 : 45.0% 11至20年 : 37.5% 21至30年 : 32.5%



廣州
佛山
東莞
順德
深圳
中山
香港
珠海
澳門

東南西環高速公路全長38公里，連接廣深高速公路、南沙港快速路、西綫I期、廣佛高速公路，廣州北環高速公路及廣州市內各主要幹道，是一條圍繞廣州市中心區的環形交通幹線，對舒解廣州市內的交通和疏導過境廣州市的交通起著十分重要的作用。

於回顧年度內，有兩條與本項目部份路段平行之免費地方路建成通車，造成東南西環高速公路交通有所分流。

在過去的一個財政年度，東南西環高速公路的日均路費收入與上年度基本持平，為人民幣1,149,000元，日均車流量則下跌4%至81,000架次。全年路費收入人民幣4.19億元。

東南西環高速公路合營企業

平均每日路費收入
(人民幣 千元)



975
1,150
1,149
2005
2006
2007

平均每日車流量
(架次 千輛)



63
84
81
2005
2006
2007

全年路費收入
(人民幣 百萬元)



356
419
419
2005
2006
2007



東南西環高速公路丫髻沙橋

於二零零七年八月九日，公司之全資附屬公司與廣州東南西環高速公路合營企業之其一合營企業夥伴訂立協議，以出售廣州東南西環高速公路合營企業之所有權益，包括權利、責任和義務，代價為人民幣17.1255億元。協議的完成，有待在本協議簽訂日起180天內(或雙方另行同意之日期)，取得本公司及合和實業之有關股東對交易的批准及經中國有權審批機關批准。有關交易現預計在二零零七年底前完成。

東南西環高速公路合營企業

平均每日車流量
(架次 千輛)



100
90
80
70
60
50
40
30
20
10
0
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997

平均每日路費收入
(人民幣 千元)



1,400
1,200
1,000
800
600
400
200
0
一月 二月 三月 四月 五月 六月 七月 八月 九月 十月 十一月 十二月
2007
2006
2005
2004
2003
2002
2001
2000
1999
1998
1997

珠江三角洲西岸幹道第I期

項目摘要

位置	中國廣東省廣州市至順德區
長度	14.7公里
車道	雙向三車道
級別	高速公路
合營企業合約營運期	二零零三年九月至二零三三年九月
分潤比例	50%



廣州
佛山
東莞
順德
深圳
中山
香港
珠海
澳門

西綫I期是一條全長14.7公里，雙向三車道的封閉式高速公路，北連東南西環高速公路，南接順德之105國道及碧桂公路。西綫I期是目前唯一一條連接廣州市與佛山市順德區之高速公路。

二零零六年十一月，佛山市開通了一條與西綫I期平行的免費地方路，造成交通分流及導致西綫I期的增長放緩，合營企業正逐步採取措施以吸引車流。

在過去的一個財政年度，西綫I期的日均路費收入增長11%至人民幣376,000元，而日均車流量增長13%至26,000架次。全年路費收入為人民幣1.37億元。

西綫I期合營企業

平均每日路費收入
（人民幣 千元）



273
340
376
2005
2006
2007

平均每日車流量
（架次 千輛）



18
23
26
2005
2006
2007

全年路費收入
（人民幣 百萬元）



100
123
137
2005
2006
2007



西綫I期

西綫 I 期合營企業

平均每日車流量
(架次 千輛)



30
25
20
15
10
50
0
一月
二月
三月
四月
五月
六月
七月
八月
九月
十月
十一月
十二月
2007
2006
2005
2004

平均每日路費收入
(人民幣 千元)



450
400
350
300
250
200
150
100
50
0
一月
二月
三月
四月
五月
六月
七月
八月
九月
十月
十一月
十二月
2007
2006
2005
2004

珠江三角洲西岸幹道第II期及第III期

項目摘要

	西綫II期
位置	中國廣東省順德至中山市
長度	約46公里
車道	雙向三車道
級別	高速公路
合營企業合約營運期	二零零七年四月至二零三八年九月
分潤比例	50%

	西綫III期
位置	中國廣東省中山市至珠海市
長度	約38公里
車道	雙向三車道
級別	高速公路
合營企業合約營運期	待中國有關部門批准
分潤比例	50%（建議）



廣州
佛山
東莞
順德
深圳
中山
香港
珠海
澳門



珠江三角洲西岸幹道分三期建設。西綫I期已於二零零四年四月建成通車。

西綫II期全長46公里，為雙向三車道的全封閉高速公路，北連順德的西綫I期，南伸至中山與105國道及規劃中的西部快速路連接。建成通車後，將會是唯一一條連接廣州與中山中心城區的高速公路。儘管中央政府對土地使用實施全國性嚴格控制及審批，令徵地拆遷的難度增加及延長了交地的時間，西綫II期仍不斷進行建設，現預計於二零零九年底建成。

西綫III期為北連中山的西綫II期至南接珠海之38公里高速公路項目。總投資額（不含建設期貸款利息）計劃為人民幣36億元。集團已與中方夥伴（同為西綫I期及西綫II期的中方夥伴）對共同投資、建設及經營西綫III期達成共識。西綫III期申請立項所需的前期工作正在進行中。

當珠江三角洲西岸幹道全條建成後，將直接連通廣州至珠海，成為珠江三角洲西岸的一條策略性高速公路。根據國民經濟和社會發展十一五規劃綱要，廣東省政府正加快珠江三角洲西部地區之發展。集團相信，珠江三角洲西岸幹道將因上述規劃而受惠。


廣州
佛山
東莞
順德
深圳
中山
香港
珠海
澳門

根據傳媒報導，港珠澳大橋項目的各項可行性研究已接近全部完成，中央政府亦對項目高度支持。集團相信，當該項目展開招標程序時，集團將會處於有利位置，可擔當一個重要角色。



其他

僱員及薪酬政策

於二零零七年六月三十日，集團僱用34名僱員而合營企業僱用約3,100名僱員。集團參考現時市場慣例及僱員個別表現而釐定具競爭力之僱員薪酬，集團亦採納優先認股權計劃及股份獎勵計劃以表揚僱員作出之貢獻並給予獎勵。有關計劃詳情載於董事會報告書。集團亦為所有僱員提供醫療及個人意外保險。為建立更親密之僱員關係，本集團於年內舉辦了多項員工活動，如週年晚宴、傑出員工午餐、保齡球之夜及員工康樂及體育活動。

為提升僱員之生產力，集團於去年亦持續舉辦在職培訓，包括旨在提升與大陸僱員進行溝通之能力之基礎及中級普通話課程，以及旨在提高集團僱員安全意識及意外防範技能之紅十字會急救課程。

社區關係

集團於年內繼續參與各項社區服務及活動，包括便服日、百萬行、香港上市公司商會舉辦之足球比賽、奧運歡樂跑及地鐵競步賽等。

財務回顧

集團業績

截至二零零七年六月三十日止財政年度，集團淨路費收入由去年同期的港幣17.35億元增加17%至港幣20.26億元，主要由於集團位於中華人民共和國(「中國」)的高速公路之車流量增長。路費收入總額中，廣州－深圳高速公路(「廣深高速公路」)佔 88%，錄得港幣17.77億元，廣州東南西環高速公路(「東南西環高速公路」)佔9%，錄得港幣1.83億元及珠江三角洲西岸幹道第I期(「西綫I期」)佔3%，錄得港幣6,600萬元。路費收入增長達港幣2.91億元，其中廣深高速公路佔港幣2.76億元，東南西環高速公路佔港幣700萬元及西綫I期佔港幣800萬元。

集團按比例分佔之淨路費收入分配如下：

	截至六月三十日止年度	
	二零零六年 港幣百萬元	**二零零七年 港幣百萬元**
廣深高速公路	1,501	**1,777**
東南西環高速公路	176	**183**
西綫I期	58	**66**
	1,735	**2,026**

截至二零零七年六月三十日止年度之費用總額(包括收費公路營運費用、折舊和攤銷費用及一般和行政費用)，較去年同期的港幣5.25億元增加18%至港幣6.22億元，主要由於折舊和攤銷費用的增加。根據集團之會計政策，收費公路及額外投資成本的折舊和攤銷費用，乃根據年內各共同控制個體實際車流量與剩餘營運期限的預期總車流量比率計算。由於實際車流量增長強勁，本財政年度內的折舊及攤銷費用增加港幣6,100萬元。

按照適用國際財務報告準則，其他收入包括集團之共同控制個體—廣州東南西環高速公路有限公司(「環城公路合營企業」)償還免息股東貸款所產生的一次性估算利息收入之調整約港幣6,600萬元。按照適用國際財務報告準則，相應地財務成本包括因為環城公路合營企業償還免息股東貸款予環城公路合營企業之合作夥伴所產生的一次性估算利息費用調整約港幣1.39億元。對上述國際財務報告準則的調整，財務影響淨額為減少本年度溢利約港幣7,300萬元。

儘管為符合國際財務報告準則對估算利息收入及費用作出調整，公司股權持有人應佔溢利由去年同期港幣11.28億元增加20%至港幣13.49億元，增加主要由於路費收入強勁增長所帶動，集團的銀行存款收益得到提升，包括因為人民幣升值，於重新換算一間中國共同控制個體之美元銀行貸款而產生之匯兑收益。

資金流動性及財務資源

集團的債務總額對比資產總額比率及資產負債比率(債務淨額對比公司股權持有人應佔權益)分別為33%(二零零六年:33%)及13%(二零零六年:18%)。集團之資產與負債結構載列如下:

	於六月三十日	
	二零零六年 港幣百萬元	**二零零七年 港幣百萬元**
債務總額	5,283	**5,818**
債務淨額(附註)	1,875	**1,470**
資產總額	16,076	**17,425**
公司股權持有人應佔權益	10,300	**10,895**
債務總額對比資產總額	33%	**33%**
債務淨額對比公司股權持有人應佔權益	18%	**13%**

附註:　債務淨額為債務總額扣除銀行結餘及現金(包括已抵押銀行結餘及存款)。

於二零零七年六月三十日,集團按比例分佔共同控制個體的銀行及其他貸款總額約港幣52.15億元(二零零六年:港幣46.42億元),概況載列如下:

(a) 99.9%為銀行貸款(二零零六年:98%)及0.1%為其他貸款(二零零六年:2%);及

(b) 61%以美元為單位(二零零六年:71%),29%以人民幣為單位(二零零六年:29%)及10%以港幣為單位(二零零六年:無)。

集團流動資產淨值由二零零六年六月三十日約港幣30.65億元增加27%至二零零七年六月三十日的港幣39.02億元。

集團於二零零五年十月取得一項港幣36億元五年期無抵押銀團循環及定期貸款融資。該融資於二零零六年六月三十日及二零零七年六月三十日均未被提取。

環城公路合營企業於二零零七年六月份與國內銀行簽訂協議,獲得額外貸款以償還接近全數未償還股東貸款予合營企業夥伴。因此,集團於二零零七年六月三十日前已收取該筆還款約港幣6.73億元。

於二零零七年六月三十日,集團持有銀行結餘及現金約港幣39.04億元(二零零六年:港幣30.14億元)及未被提取的貸款額港幣36億元(二零零六年:港幣36億元)。可進一步增強集團對計劃中及潛在的投資機會的融資能力,尤其包括港珠澳大橋項目。

認股權證

公司於二零零三年八月五日以記名方式增設並發行附帶認購權之認股權證合計港幣365,890,598元。此認股權證賦予登記持有人可按每股港幣4.18元之初步認購價,認購公司股份之權利(「認購權」)。該認購權可於二零零三年八月六日至二零零六年八月五日行使。於認購權到期日,認股權證登記持有人已行使總額港幣357,499,863元之認購權(相等於98%認購權總額),轉換為公司股份共85,526,283股。

貸款還款期概況

集團按比例分佔共同控制個體於二零零七年六月三十日對比二零零六年六月三十日之銀行及其他貸款還款期概況，載列如下：

	於六月三十日	
	二零零六年	**二零零七年**
一年內償還	6%	**4%**
一年至五年償還	22%	**25%**
五年後償還	72%	**71%**

除上述者外，集團於二零零六年六月三十日及二零零七年六月三十日均無其他銀行貸款。共同控制個體之銀行貸款利息按浮動利率計算。

利率及外匯風險

集團的利率及外匯風險管理政策並無顯著變動。集團或其共同控制個體均沒有運用金融衍生工具作為對沖利率或外幣匯率風險。集團收取其共同控制個體之現金股息以港幣支付而集團之支出亦主要以港幣為單位。此外，一共同控制個體因重新折算以美元佔大部份之銀行貸款而產生之匯兑收益。

庫務政策

集團對財務及資金管理範疇繼續採取審慎之庫務政策。其對資金流動及財務資源狀況均作定期審查，以減少資金成本及提高財務資產的回報。現金一般作美元及港幣短期存款。

資本承擔

截至二零零七年六月三十日止年度內，集團已向集團一間共同控制個體 — 廣東廣珠西綫高速公路有限公司(「西綫合營企業」)支付資本金共約港幣1.79億元，以發展珠江三角洲西岸幹道第II期。於二零零七年六月三十日，集團就西綫合營企業未支付之資本金承擔合共約港幣7億元(二零零六年：港幣8.33億元)。

於二零零七年六月三十日，集團已同意待有關當局審批後，向西綫合營企業支付資本金合共約港幣5.85億元(二零零六年：港幣5.55億元)，以發展珠江三角洲西岸幹道第III期。

於二零零七年六月三十日，集團按比例分佔廣深高速公路合營企業、環城公路合營企業及西綫合營企業已簽約但未撥備之購買物業及設備、及建設珠江三角洲西岸幹道第II期而未償付之承擔合共約港幣14.26億元(二零零六年：港幣1,900萬元)。

資產抵押

於二零零七年六月三十日，集團的共同控制個體之部份資產已抵押予銀行，作為取得共同控制個體之一般銀行貸款融資之抵押。該等資產的賬面金額分析如下：

	於六月三十日	
	二零零六年 港幣百萬元	**二零零七年** **港幣百萬元**
收費高速公路	6,942	**6,973**
預付租金	84	**85**
銀行結餘及存款	358	**393**
其他資產	176	**231**
	7,560	**7,682**

於二零零六年及二零零七年六月三十日，廣深高速公路合營企業之路費徵收權已抵押予銀行，作為取得授予該共同控制個體之一般銀行貸款融資之抵押。此外，環城公路合營企業及西綫合營企業分別以90%(二零零六年：90%)及65%(二零零六年：65%)之路費徵收權抵押予銀行，分別作為取得共同控制個體之一般銀行貸款融資之抵押。

或然負債

於二零零七年六月三十日，集團自二零零六年六月三十日之或然負債，並無重大變更。

重大收購或出售

截至二零零七年六月三十日止年度內，公司概無對其附屬公司及聯營公司作出重大收購或出售。

結算日後事項

於二零零七年八月九日，集團與環城公路合營企業的中方夥伴訂立協議。據此，集團同意以代價人民幣17.1255億元出售，而環城公路合營企業的中方夥伴亦同意購買集團於環城公路合營企業之45%權益及於東南西環高速公路項目項下的其他權利、責任和義務。協議須在簽訂日後180天內(或另行制定彼此同意日期)取得公司與其最終控股公司 — 合和實業有限公司各自之股東及中國有關當局批准方可完成。

該出售事項之交易構成集團須予披露及關連交易。出售詳情可參照公司與合和實業有限公司於二零零七年八月九日之公佈。

企業管治守則

公司沿用審慎管理守則，以確保符合企業管治及企業責任之原則。董事會深信此承諾能長遠地提升股東價值。董事會已制訂企業管治程序，以遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四之企業管治常規守則(「企業管治守則」)中之要求。於二零零七年六月三十日之年度內，公司已遵守企業管治守則內載列之所有守則條文。

董事會

公司透過董事會運作管理，董事會現時成員包括八位執行董事(並包括主席)以及五位獨立非執行董事。各董事之姓名、履歷資料及彼此間之關係(如有)，已載列於本年報第10頁至第13頁內。

董事會負責制訂策略性方針及政策，以及監督集團運作。董事會職責其中包括：監察及審批重大交易、涉及主要股東或公司董事利益衝突之事宜、批准中期及全年業績、對公眾或監管機構披露之其他資料，以及內部監控體制；所有有關事宜須由董事會決定。其他非特定之董事會職責以及有關公司日常運作事務，則在個別董事之監督及董事總經理領導下委派管理層處理。

董事會已商定程序，讓董事按合理要求，可在適當之情況下尋求獨立專業意見，費用由公司支付。

於年內，胡應湘爵士擔任董事會主席，負責領導及管理董事會。其角色與董事總經理有所區分。董事總經理胡文新先生(胡應湘爵士之兒子)負責管理公司日常業務。主席與董事總經理之職責分工已清楚界定，並以書面列載。

獨立非執行董事是根據所需之技能和經驗而挑選，為董事會提供獨立元素，並作出獨立判斷。最少一名獨立非執行董事已具備上市規則第3.10條所載列之適當專業資格或適當之會計或相關之財務管理專長。董事會已收到各獨立非執行董事每年有關其獨立性之書面確認，所有獨立非執行董事亦符合上市規則第3.13條所指之獨立性。

根據公司之組織章程細則規定，所有新委任董事之任期至彼獲委任後之下一個股東大會，惟彼等符合資格膺選連任。每一位董事均須按照公司組織章程細則之條文，於上一次獲董事會委任、選任或重選連任後之第三年於股東週年大會結束時退任，惟彼等符合資格膺選連任。所有獨立非執行董事之委任期定為三年，並須依章退任及最少三年一次重選連任。

董事會定期檢討獲委任為董事之繼任人計劃，以及董事會之架構、人數及組成。假若董事會經考慮後認為需委任新董事，董事會將編製適當委任條件，包括(如適用)：背景、經驗、專業技能、個人質素及可承擔公司事務責任之能力等。至於獨立非執行董事，則需遵守不時於上市規則內所列載之獨立性要求。新董事委任一般由主席及／或董事總經理提名，並必須獲得董事會之批准。如有需要，亦會聘請外聘顧問，從而揀選更多不同類別之潛在候選者。葉毓強先生於二零零七年八月十三日獲委任為公司之獨立非執行董事。

公司已安排適當保險，使董事及職員面對法律訴訟時有所保障。

董事委員會

董事會於二零零四年九月成立執行董事委員會，授權負責審閱及批准公司日常業務運作及慣常業務進程。該委員會由公司所有執行董事組成。

公司亦已成立審計委員會及薪酬委員會，客觀地處理下列特定事項，為所有股東謀取利益。除薪酬委員會之主席外，該兩個董事委員會之所有成員均為獨立非執行董事。

	審計委員會	*薪酬委員會*
委員會成員	藍利益先生*（主席） 費宗澄先生* 中原紘二郎先生* 葉毓強先生* （於二零零七年八月十三日委任）	何炳章先生#（主席） 藍利益先生* 嚴震銘博士*
主要職責及功能	• 考慮外聘核數師之委任及其獨立性。 • 檢討及監督集團財務申報程序、內部監控及遵從規定。 • 在呈交董事會前，檢討及監控中期及全年財務報告表。	• 協助董事會制訂及管理有關公司董事及高級行政人員薪酬之制訂政策及程序。
於年內實行之工作	• 考慮及批准聘請外聘核數師之條款包括審計費用。 • 審閱截至二零零六年六月三十日止年度之財務報告表及二零零六年十二月三十一日止六個月之中期財務報告表。 • 檢討內部審計部門工作及評定集團內部監控系統之表現。	• 檢討花紅並向董事會作出建議。 • 檢討年內之董事袍金。 • 檢討及批准根據股份獎勵計劃下授予董事獎授股份。

執行董事
* 獨立非執行董事

會議出席率

各董事於董事會會議、審計委員會會議、薪酬委員會會議及股東週年大會之出席紀錄如下：

	會議出席次數／舉行次數			
	董事會會議	審計委員會會議	薪酬委員會會議	股東週年大會
會議舉行次數	5	2	2	1
執行董事				
胡應湘爵士 GBS, KCMG, FICE (主席)	3/5	不適用	不適用	1/1
何炳章先生 (薪酬委員會主席)	4/5	不適用	2/2	1/1
胡文新先生	4/5	不適用	不適用	1/1
陳志鴻先生	4/5	不適用	不適用	1/1
梁國基工程師	5/5	不適用	不適用	1/1
黃禮佳先生	4/5	不適用	不適用	0/1
賈呈會先生	4/5	不適用	不適用	1/1
莫仲達先生	5/5	不適用	不適用	1/1
獨立非執行董事				
費宗澄先生	5/5	2/2	不適用	1/1
中原紘二郎先生	4/5	2/2	不適用	1/1
藍利益先生 (審計委員會主席)	5/5	2/2	2/2	1/1
嚴震銘博士	5/5	不適用	2/2	1/1
葉毓強先生 (於二零零七年八月十三日委任)	不適用	不適用	不適用	不適用

薪酬政策

公司理解需實行具競爭性之薪酬政策，從而吸引、挽留及推動董事及高級行政人員，以達致集團之目標。執行董事之薪酬待遇包含一些固定元素：基本薪金、公積金供款及其他福利包括保險以及與其表現掛鈎之花紅、優先認股權及股份獎勵。任何董事不得參與訂定其本人之薪酬。

執行董事薪酬之固定元素將會每年檢討，並會考慮其他因素如工作性質、職責、經驗、個人表現及市場普遍之薪酬趨勢。本財政年度董事袍金已於二零零六年十月十九日舉行之公司股東週年大會上批准。

證券交易

公司已採納列載於上市規則附錄十有關上市公司董事進行證券交易之標準守則(「標準守則」)作為公司董事及可能擁有未公開股價敏感資料之有關僱員進行證券交易之標準守則。經過特定查詢後，所有董事已確認於年內已全面遵守標準守則之規定。

財務報告

董事會明白其編製集團財務報告表之責任。董事會認為集團在可預期之將來有足夠資源以繼續業務，並不察覺有重大不明朗事件可能會嚴重影響公司持續經營之能力。

核數師發表有關其財務申報責任之聲明已載列於本年報第50頁獨立核數師報告書內。

外聘核數師

公司之外聘核數師乃德勤•關黃陳方會計師行。彼等負責審計及對年度財務報告表發出獨立意見。外聘核數師之獨立性受審計委員會所監督，審計委員會亦負責向董事會建議外聘核數師之聘請以及批准聘請彼等之條件包括其費用。除對年度財務報告表作出法定審計外，德勤•關黃陳方會計師行亦獲聘用為公司截至二零零六年十二月三十一日止六個月中期財務報告作出審閱，並就稅務合規及有關事宜提出意見。截至二零零七年六月三十日止年度，集團付予外聘核數師有關審計及非審計服務之費用(包括集團按比例分佔由共同控制個體支付之費用)如下：

	港幣千元
審計服務	1,664
非審計服務：	
稅務合規服務	99
其他	688
	2,451

內部監控

董事會認為穩健之內部監控系統能帶來有效及高效率之營運操作，提供可靠之財務申報，確保集團遵守有關法例及規定，並協助董事會管理達到業務目標之風險。

集團之內部監控程序包括詳盡匯報系統用作向各業務單位部門主管及執行董事報告資料。

每年度各業務單位管理層均制訂業務計劃及財務預算，並交由執行董事作審閱及批准。業務計劃及財務預算會按每季作出檢討，以量度實際表現與財務預算之比較。當制定財務預算及預測時，管理層識別、評估及報告重大業務風險之可能性及潛在財務影響。集團已確立不同指引及程序，以批核及控制營運開支、資本支出、非預算開支及收購等。

執行董事每月審核各單位在管理報告上之財務業績及重要營運數據，並與各業務單位高級管理層及財務小組召開定期會議，以檢討管理報告、商討在財政預算、預測及市場狀況下之業務表現，並提出與會計及財務有關之事宜。

董事會負責集團之內部監控系統，並透過審計委員會檢討其效用。集團內部監控之評估經由內部審計部門一直獨立處理。內部審計部門每年至少向審計委員會匯報兩次有關內部監控之重要發現。

在回顧年度內，董事會已透過審計委員會檢討集團內部監控系統之有效性。

投資者關係

公司十分重視與投資者有效之溝通。本公司嚴謹地按相關之要求準確及迅速地披露資料。於回顧年度內，公司已透過積極參與不同之投資會議、定期與分析員及投資者之會面、電話會議及傳媒會議等，強化與投資者之關係。通過這些活動，股東及投資者可以對公司現時之營運及策略性發展有更深之認識。

為加強與投資者溝通之效率，最新之資料已上載於公司之網頁www.hopewellhighway.com。資料包括公司收費公路之交通流量、路費收入及其他資料、公司公告、新聞發佈以及中期報告和年報。資料均會迅速地於網頁發佈。

公司會繼續致力於與投資者及股東維持緊密之聯繫。透過有動力之投資者關係計劃，本公司旨在維持與市場有效之溝通，從而提高股東價值。

董事會報告書

董事會同寅謹將公司及集團截至二零零七年六月三十日止年度之業務報告及經審核之財務報表呈覽。

主要業務

集團之主要業務為透過其於中華人民共和國(「中國」)成立之共同控制個體在中國倡議、推動、發展及經營策略性重點高速公路、隧道、橋樑及相關基建項目。公司之主要業務為投資控股。

業績

集團截至二零零七年六月三十日止年度之業績載於第51頁之綜合收益表內。

股息

董事會建議派發末期股息每股港幣20仙(二零零六年:港幣17仙),連同已於二零零七年三月二十三日派發之中期股息每股港幣15仙(二零零六年:港幣11.5仙),全年股息總額為每股港幣35仙(二零零六年:港幣28.5仙)。

主要項目及事項

有關集團主要項目之詳情及本年度發生之重要事項,已詳列於第16頁至第25頁之「業務回顧」一段內。

股本

本年度公司之股本詳情載列於綜合財務報表附註23。

認股權證

本年度公司之認股權證詳情載列於綜合財務報表附註23。

儲備金

本年度集團儲備金之變動詳情載列於綜合權益變動表及綜合財務報表附註24。

固定資產

本年度集團之物業及設備之變動載列於綜合財務報表附註15。

主要客戶及供應商

集團之主要業務為於中國倡議、推動、發展及經營策略性重點高速公路、隧道、橋樑及相關基建項目，就其業務性質而言，並無主要客戶及供應商。

購回、出售或贖回股份

於年內，公司或其任何附屬公司並無購回、出售或贖回公司之證券。

董事及高級行政人員

於本報告日，在職董事姓名及彼等之簡介載於本年報內第10頁至第13頁。葉毓強先生於二零零七年八月十三日獲委任為公司之獨立非執行董事。

根據公司之組織章程細則，胡應湘爵士、何炳章先生、胡文新先生、陳志鴻先生及葉毓強先生於即將召開之股東週年大會上依章輪值告退，惟願膺選連任。

集團各項業務分別由執行董事直接管轄，故各執行董事則被視為集團之高級行政人員。

合資格會計師

梁覺強先生，44歲，為合資格會計師，於二零零四年九月加入公司並出任財務總監。彼負責監察集團之財務管理及會計工作。彼獲香港城市大學頒授會計學學士學位及清華大學頒授法律學士學位，並為香港會計師公會及特許公認會計師公會資深會員，以及英格蘭及威爾斯特許會計師公會會員。

董事於重要合約之利益

於本年度終結日或年內任何時間，公司或其任何附屬公司概無訂立與公司各董事直接或間接擁有重大利益關係之重要合約。

董事於股份、相關股份及債權證之權益

於二零零七年六月三十日，根據證券及期貨條例第352條須載錄於公司存置之登記冊內，或根據上市公司董事進行證券交易之標準守則(「標準守則」)而須通知公司及香港聯合交易所有限公司(「聯交所」)，本公司各名董事及最高行政人員於公司或公司任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之任何股份、相關股份或債權證擁有之權益及淡倉詳情如下：

(A) 本公司[(i)]

	股份						
董事	個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益[(ii)](受控制公司擁有之權益)	其他權益	獎授股份[(iv)]	總權益	佔已發行股本之百分比
胡應湘	6,249,402	2,491,000	10,124,999	3,068,000[(iii)]	–	21,933,401	0.74%
何炳章	1,824,046	136,554	205,000	–	–	2,165,600	0.07%
胡文新	5,657,000	–	82,000	–	–	5,739,000	0.19%
陳志鴻	140,000	–	–	–	280,000	420,000	0.01%
梁國基	100,000	–	–	–	200,000	300,000	0.01%
中原紘二郎	1,067	–	–	–	–	1,067	0.00%
賈呈會	100,000	–	–	–	200,000	300,000	0.01%

附註：

(i) *於公司之所有股份之權益均為長倉。各名董事或最高行政人員概無持有任何公司之股份之淡倉。*

(ii) *此等公司權益由一間公司實益擁有，而根據證券及期貨條例，有關董事被視作有權於該公司之股東大會上行使或控制行使不少於三分之一投票權。*

(iii) *其他權益3,068,000股股份乃由胡應湘爵士(「胡爵士」)及胡爵士夫人郭秀萍太平紳士(「胡爵士夫人」)共同持有之權益。*

(iv) *獎授股份之權益為董事在二零零七年一月二十五日所採納之公司僱員股份獎勵計劃下獲授予而尚未歸屬之獎授股份之權益，詳情載列如下：*

董事	獎授日期	獎授股份之數目	歸屬日期
陳志鴻	25/01/2007	140,000 140,000	25/01/2008 25/01/2009
梁國基	25/01/2007	100,000 100,000	25/01/2008 25/01/2009
賈呈會	25/01/2007	100,000 100,000	25/01/2008 25/01/2009

(B) 相聯法團

合和實業有限公司(「合和實業」)

董事	合和實業股份 個人權益(實益擁有)	家屬權益(配偶及18歲以下子女之權益)	公司權益 (i)(受控制公司擁有之權益)	其他權益	合和實業優先認股權 (iii)	獎授股份 (iv)	總權益	佔已發行股本之百分比
胡應湘	74,683,032	21,910,000	111,250,000	30,680,000 (ii)	–	–	238,523,032	26.52%
何炳章	25,023,462	1,365,538	2,050,000	–	–	–	28,439,000	3.16%
胡文新	27,840,000	–	820,000	–	–	–	28,660,000	3.19%
中原紘二郎	10,671	–	–	–	–	–	10,671	0.00%
藍利益	90,000	–	–	–	–	–	90,000	0.01%
陳志鴻	585,000	–	–	–	–	–	585,000	0.07%
賈呈會	241,000	–	–	–	–	–	241,000	0.03%
莫仲達	200,000	–	–	–	2,000,000	100,000	2,300,000	0.26%

附註：

(i) 此等合和實業股份為公司權益，由一間公司實益擁有，而根據證券及期貨條例，公司有關董事被視作有權於該公司之股東大會上行使或控制行使不少於三分之一投票權。

(ii) 其他權益30,680,000股合和實業股份乃胡爵士及胡爵士夫人共同持有之權益。

(iii) 此等合和實業優先認股權之權益，乃合和實業根據其於二零零三年十一月一日採納之優先認股權計劃授出可認購合和實業股份之合和實業優先認股權，其詳情如下：

董事	授出日期	行使價(港幣)	尚未行使之認股權數目	行使期
莫仲達	02/09/2005	19.94	2,000,000	02/03/2006 - 01/03/2009

(iv) 獎授股份之權益為董事在二零零七年一月二十五日所採納之合和實業僱員股份獎勵計劃下獲授予而尚未歸屬之獎授股份之權益，詳情載列如下：

董事	獎授日期	獎授股份之數目	歸屬日期
莫仲達	25/01/2007	50,000	25/01/2008
		50,000	25/01/2009

所有上述於相聯法團持有之股份及股本衍生工具相關股份之權益均為長倉。

除上述所披露外，於二零零七年六月三十日，公司各名董事或最高行政人員概無持有公司相聯法團之任何股份、相關股份及債權證之權益或淡倉，而須根據證券及期貨條例第352條載錄於公司存置之登記冊內者，或根據標準守則規定須通知公司及聯交所。

退休及公積金計劃

為遵守強制性公積金計劃(「強積金」)條例之規定，集團已成立強積金計劃。僱主及僱員須各自就該計劃作出相等於僱員每月有關收入之5%供款，而有關收入之上限為每月港幣20,000元。集團於年內就強積金計劃所作出之供款合共約港幣325,000元。

優先認股權

(A) 本公司之優先認股權計劃(「認股權計劃」)是由當時公司之唯一股東於二零零三年七月十六日以書面決議案批准，並經合和實業有限公司之股東於二零零三年七月十六日舉行之股東特別大會上批准。認股權計劃將於二零一三年七月十五日屆滿。認股權計劃之主要條款摘要載列於以下(B)段。

(B) 認股權計劃旨在以一個靈活之方式，讓公司向參與者提供鼓勵、獎勵、酬金、補償及／或提供利益或就董事會可不時批准之該等其他目的。參與者包括(i)集團各成員公司之任何執行或非執行董事(包括獨立非執行董事)或任何僱員；(ii)由集團各成員公司之任何僱員、執行或非執行董事所成立之全權信託之任何全權對象；(iii)集團各成員公司之任何顧問、專業人士及其他諮詢人；(iv)公司任何最高行政人員或主要股東；(v)公司董事、最高行政人員或主要股東之任何聯繫人；及(vi)公司主要股東之任何僱員。

在認股權計劃下，公司因行使根據公司之認股權計劃及任何其他認股權計劃將予授出之所有認股權而可能將予發行之股份總數，除獲取股東之重新批准外，合共不得超過緊隨售股完成後已發行股份總數之10%。在認股權計劃下，任何一名參與者之最高配額，是指於任何十二個月期間內不得超過公司已發行股本之1%。於本報告日，根據認股權計劃可予發行之股份總數為合共277,000,000股（佔公司已發行股本之9.3%）。

認股權可予行使之期限將由公司董事會絕對酌情釐定，惟認股權必須於授出日期起計十年內行使。除經公司董事會釐定及在授出認股權時發出之授予函內訂明外，在行使認股權前，並無規定須持有認股權之最短期限。認股權須於授出日期後28天內接納。接納認股權時須支付之款項為港幣1元。認購股份之行使價須於行使認股權時全數繳足。

認股權之行使價為公司董事會於授出有關認股權時可絕對酌情釐定之價格，並須通知參與者，惟行使價不得少於(a)股份於接納建議之日（或倘該日期並非一營業日，則為下一個營業日（「授出日期」））之收市價（以聯交所日報表所載為準）；(b)股份於緊接授出日期前五個營業日之平均收市價（以聯交所日報表所載為準）；及(c)公司每股股份之面值（以最高者為準）。

(C) 截至二零零七年六月三十日止年度內，認股權計劃下之優先認股權變動詳情如下：

	授出日期	行使價 (港幣)	優先認股權數目 於二零零六年七月一日尚未行使	於年內授出	於年內行使	於二零零七年六月三十日尚未行使	行使期	於年內緊接認股權授出日期之前之收市價 (港幣)
董事								
梁國基	08/09/2004	4.875	2,000,000	–	2,000,000	–	08/09/2004 - 07/09/2007	不適用
僱員	08/09/2004	4.875	400,000	–	400,000	–	08/09/2004 - 07/09/2007	不適用
僱員	17/10/2006	5.858	–	6,200,000	–	6,200,000	01/12/2007 - 30/11/2013	5.71
合共			**2,400,000**	**6,200,000**	**2,400,000**	**6,200,000**		

於年內沒有註銷或屆滿之認股權。

於年內，緊接梁國基先生及本公司之僱員行使認股權日期之前之股份加權平均收市價分別為港幣7.36元及港幣6.61元。

於二零零四年九月八日授出之認股權可在授出日期後行使；而於二零零六年十月十七日授出之認股權按下列方式行使：

最多可行使之優先認股權	*行使期限*
授出認股權之20%*	01/12/2007 - 30/11/2008
授出認股權之40%*	01/12/2008 - 30/11/2009
授出認股權之60%*	01/12/2009 - 30/11/2010
授出認股權之80%*	01/12/2010 - 30/11/2011
授出認股權之100%*	01/12/2011 - 30/11/2013

* *包括尚未行使之優先認股權*

按二項式期權定價模式計算，於年內授出每股行使價港幣5.858元之優先認股權在授出當日之公平價值估計為港幣5,814,000元。其價值乃按照授出當日之股價每股港幣5.700元、公司股價歷史波動比率23%，乃根據過去三年公司每兩年滾存之股價而計算，以及參考七年期外匯基金債券之無風險回報率3.969%，預計認股權之年期為6.4 – 6.9年，預計股息回報率為4.75%。

優先認股權的公平價值以二項式期權定價模式評估。該期權價格公式需要加入極具主觀性之假設，當中包括預計之股價波幅。由於年內所授出優先認股權之特點與公開買賣之期權之特點有重大差異，而所加入之主觀性假設之變動亦可能對估計之公平價值構成重大影響，二項式期權定價模式未必能夠可靠地計算優先認股權之公平價值。

公司之股份獎勵

(A) 董事會已於二零零七年一月二十五日(「採納日期」)採納股份獎勵計劃(「獎勵計劃」)。除非董事會提早終止，否則獎勵計劃自採納日期起計十五年內有效，惟自採納日期第十週年之日起，公司不得再授出任何獎勵。獎勵計劃之部份主要條款概要載於下文(B)段。

(B) 獎勵計劃之目的在於表揚集團若干僱員(包括但不限於同時擔任董事之僱員)作出之貢獻並給予獎勵，務求挽留彼等繼續為集團之持續營運及發展效力，並吸引合適人才加入以進一步推動集團之發展。

在獎勵計劃下，董事會(或倘有關獲選僱員為公司之董事，則為薪酬委員會)可不時按其絕對酌情權及在按其認為適當之該等條款及條件所規限下，揀選僱員參與該計劃，並釐定將予獎授之股份數目。董事會不得獎授任何股份以導致董事會根據該計劃獎授所涉及之股份總數(但不包括已失效或已遭沒收之任何股份)合共佔於該授出股份日期公司已發行股本超過10%。

(C) 截至二零零七年六月三十日止年度，合共1,940,000股股份已獎授予以下五名僱員，惟須受獎勵計劃之條款所規限，以及附帶條件為該獲選僱員不可於有關歸屬日期起計十二個月期間內出售獎授股份，截至二零零七年六月三十日止年度，概無任何獎授股份失效。

獲選僱員姓名	獎授日期	獎授股份之數目	歸屬日期
胡文新	25/01/2007	800,000	25/01/2007
陳志鴻	25/01/2007	140,000	25/01/2007
		140,000	25/01/2008
		140,000	25/01/2009
梁國基	25/01/2007	100,000	25/01/2007
		100,000	25/01/2008
		100,000	25/01/2009
賈呈會	25/01/2007	100,000	25/01/2007
		100,000	25/01/2008
		100,000	25/01/2009
集團之僱員	25/01/2007	40,000	25/01/2007
		40,000	25/01/2008
		40,000	25/01/2009

收購股份或債券之安排

除於上文標題為「優先認股權」及「公司之股份獎勵」所披露者外，公司或其任何附屬公司於截至二零零七年六月三十日止年度內概無參與任何安排，使公司各董事得以藉購入公司或任何其他公司之股份或債券而獲益。此外，各董事、其配偶及其18歲以下之子女並無權利認購公司之證券及行使此權利。

董事薪酬

董事酬金乃由股東於股東週年大會上釐定，而董事之其他報酬則由董事會根據市場慣常做法、公司薪酬政策、董事於集團內之職責及對集團之貢獻而釐定。

董事之服務合約

於即將召開之股東週年大會上擬重選連任之董事與公司或其任何附屬公司均沒有訂明任何不可由該僱任公司於一年內終止而毋須支付賠償（法定賠償除外）之服務合約。公司之所有獨立非執行董事均受聘於固定任期，惟須依公司之組織章程規定於公司股東週年大會上輪值告退及膺選連任。

管理合約

於年內或本年度終結日，公司概無簽訂或存在有關管理或經營公司全部或任何主要部份業務之重要合約。

主要股東

於二零零七年六月三十日，就各董事所知，持有公司股份及相關股份權益之股東(本公司董事及最高行政人員除外)，按證券及期貨條例第336條之規定均須載錄於公司存置之登記冊內者，其詳情如下：

名稱	身份	股份數目（公司權益）	佔已發行股本之百分比
Anber Investments Limited	實益擁有	2,160,000,000 [A]	72.72%
Delta Roads Limited	受控制公司擁有之權益	2,160,000,000 [A]	72.72%
Dover Hills Investments Limited	受控制公司擁有之權益	2,160,000,000 [A]	72.72%
Supreme Choice Investments Limited	受控制公司擁有之權益	2,160,000,000 [A]	72.72%
合和實業有限公司	受控制公司擁有之權益及實益擁有 [B]	2,161,391,000 [B]	72.77%

附註：

(A) 2,160,000,000股股份由Delta Roads Limited (「Delta」)全資擁有之Anber Investments Limited (「Anber」)持有，而Delta則由Dover Hills Investments Limited (「Dover」)全資擁有。Dover亦為Supreme Choice Investments Limited (「Supreme」)之全資擁有公司，而Supreme則由合和實業有限公司全資擁有。Anber、Delta、Dover、Supreme及合和實業所持有之2,160,000,000股股份權益為同一批股份及均為長倉。根據證券及期貨條例，彼此之權益均被視為對方之權益。

(B) 1,391,000股股份為實益擁有，其餘2,160,000,000股股份是透過上述附註(A)受控制公司所擁有之權益。

除上述所披露外，於二零零七年六月三十日，本公司概無接獲通知佔公司之已發行股本5%或以上之任何其他權益或淡倉而須按證券及期貨條例第336條載錄於登記冊內。

優先購買權

公司之組織章程細則或開曼群島之法例並無優先購買權之條款，致使公司須按比例向現有股東提呈發售新股。

確認獨立性

公司已收到各獨立非執行董事根據上市規則第3.13條就每年有關其獨立性之確認函，並仍然認為有關董事確屬獨立人士。

關連交易

(A) 與南粵之管理協議

於二零零七年六月一日，廣東廣珠西綫高速公路有限公司(「西綫合營企業」)與其中方夥伴之附屬公司 — 廣東南粵物流股份有限公司(「南粵」)訂立管理協議。

根據該管理協議，南粵向西綫合營企業提供物料物流服務，包括西綫II期項目主要建築物料之規劃、採購及物流管理。南粵獲委任之年期由簽署該協議日期起計為期三年或直至完成物料供應、支付全部物料費用及經由西綫合營企業有關部門審核後(以較早日期為準)屆滿，並可按雙方協定之方式將南粵之任期延長。管理協議將於南粵之委任年期結束及擔保期(即西綫II期項目竣工後24個月)屆滿後終止。服務費為西綫II期項目供應物料費用之2.5%，而服務費(已扣減5%保證費後)須按季度支付，該筆保證費將於管理協議之年期屆滿後不計利息退還予南粵。南粵須向有關物料供應商採購物料及將物料供應予獲西綫合營企業委任興建西綫II期項目之承建商(「建設工程承建商」)。物料費用應由建設工程承建商支付予南粵。倘若有關物料供應商未能按時供應物料，在獲西綫合營企業批准下，南粵可採取所需行動以恢復西綫II期項目之物料供應，包括動用本身之物料存貨或另行採購物料。

根據公司與聯交所簽訂之上市協議及合和實業於二零零三年八月七日致聯交所之函件，即由集團共同控制以經營收費公路項目之中外合作經營企業 — 西綫合營企業，就當時生效之上市規則第14章(自上市規則之修訂於二零零四年三月三十一日生效後該章細分為第14章及第14A章)而言，被視為公司及合和實業之附屬公司。西綫合營企業之有關中方夥伴現時擁有西綫合營企業及廣深珠高速公路有限公司(由西綫中方夥伴及公司一間附屬公司成立之中外合作經營企業)各自之50%權益，因此就上市規則第14A章而言，被視為公司及合和實業之關連人士。

是項關連交易之詳情載於公司及合和實業於二零零七年六月一日刊發之聯合公告，根據上市規則第14A章，是項關連交易獲豁免遵守獨立股東批准規定。

(B) 出售合和環穗

於資產負債表之日以後，於二零零七年八月九日，公司之全資附屬公司與廣州東南西環合營企業之其一合營企業夥伴訂立協議，以出售其所有權益，包括廣州東南西環合營企業之權利、責任及義務，代價為人民幣1,712,550,000元。協議須在協議簽訂後180天內(或雙方另行同意之日期)須受公司及合和實業各自之股東批准該項交易及經中國有權審批機關批准。有關經中國有權審批機關批准及公司之主要股東批准經已取得，而合和實業將會召開股東特別大會以批准該項交易。該項交易之詳情載於公司及合和實業於二零零七年八月九日之聯合公告。根據上述公司與聯交所訂立之上市協議及合和實業於二零零三年八月七日致聯交所之函件，就現行上市規則第14章及第14A章而言，廣州東南西環合營企業亦被視為公司及合和實業之附屬公司，而由於買方現擁有該合營企業之10%權益，因此就上市規則第14A章而言，被視為公司及合和實業之關連人士。

公眾持股量

於本報告日，根據以公開途逕取得可提供予公司之資料及就董事所知，公司之已發行股份根據上市規則之規定須有足夠並超過25%之公眾持股量。

上市規則第13.18章下之披露

於二零零五年十月十三日，根據公司之全資附屬公司簽訂一份貸款協議，一項總額為港幣3,600,000,000元之貸款，由二零零五年十月十三日起計為期五年。倘若公司在任何時間不再屬合和實業有限公司之附屬公司，則將會構成違約。

核數師

續聘德勤•關黃陳方會計師行為公司核數師之決議案將於即將舉行之股東週年大會上提呈。

承董事會命

胡應湘爵士 GBS, KCMG, FICE

主席

香港，二零零七年八月二十一日

目錄

獨立核數師報告書

Deloitte.
德勤

致合和公路基建有限公司各股東
(於開曼群島註冊成立之有限公司)

本核數師已完成審核刊於第51頁至83頁合和公路基建有限公司(「貴公司」)及其附屬公司(以下統稱「貴集團」)之綜合財務報表，其中包括於二零零七年六月三十日之綜合資產負債表與截至該日止年度之綜合收益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他註釋。

董事就綜合財務報表須承擔之責任

貴公司董事須負責按照國際會計準則委員會頒佈之國際財務報告準則及香港公司條例之披露要求，編製及真實與公平地呈報上述綜合財務報表。此責任包括設計、實行及維持與編製及真實與公平地呈報綜合財務報表相關之內部監控，以使綜合財務報表不存在由於欺詐或錯誤而導致之重大錯誤陳述；選擇並應用適當之會計政策；以及作出在有關情況下屬合理之會計估計。

核數師之責任

本行之責任乃根據本行審核工作之結果，對該等綜合財務報表作出意見，並將此意見僅向股東(作為法人)報告，而不作其他用途。本行不對任何其他人士就本報告內容負責或承擔責任。本行乃按照香港會計師公會頒佈之香港核數準則進行審核工作。該等準則規定，本行須按照道德操守規定規劃及進行審核工作，以合理確定綜合財務報表是否不存有任何重大錯誤陳述。

審核工作涉及獲取綜合財務報表所載金額及披露資料之審核憑證之執行程序。所選用之程序取決於核數師之判斷，包括評估由於欺詐或錯誤而導致綜合財務報表存有重大錯誤陳述之風險。在評估該等風險時，核數師會考慮與有關公司編製及真實與公平地呈報綜合財務報表相關之內部監控，以設計在有關情況下屬適當之審核程序，但並非為對公司之內部監控之效能發表意見。審核工作亦包括評價董事所採用之會計政策之合適性及所作出之會計估計之合理性，以及評價綜合財務報表之整體呈報方式。

本行相信，本行所獲得之審核憑證已充分並適當地為本行下列之審核意見建立了基礎。

意見

本行認為，綜合財務報表均按照國際財務報告準則真實與公平地反映　貴集團於二零零七年六月三十日之財務狀況及　貴集團截至該日止年度之溢利及現金流量，並已按照香港公司條例之披露要求妥善編製。

德勤 • 關黃陳方會計師行
執業會計師

香港
二零零七年八月二十一日

綜合收益表

	附註	二零零六年 港幣千元	**二零零七年 港幣千元**
營業額	6	1,734,763	**2,026,215**
其他收入	7	336,721	**584,627**
收費公路營運費用		(113,376)	**(134,876)**
折舊及攤銷費用		(320,226)	**(381,324)**
一般及行政費用		(91,459)	**(105,895)**
財務成本	8	(286,208)	**(459,724)**
除稅前溢利	9	1,260,215	**1,529,023**
所得稅開支	10	(111,297)	**(155,019)**
年內溢利		1,148,918	**1,374,004**
撥歸：			
公司股權持有人		1,128,490	**1,348,531**
少數股東權益		20,428	**25,473**
年內溢利		1,148,918	**1,374,004**
已付股息	11	706,017	**950,022**
		港仙	**港仙**
每股溢利	12		
基本		38.85	**45.45**
攤薄後		38.63	**45.43**

綜合資產負債表

	附註	二零零六年 港幣千元	**二零零七年 港幣千元**
資產			
非流動資產			
物業及設備	15	9,380,957	**10,203,577**
於共同控制個體之額外投資成本	16	1,763,351	**1,705,738**
發展中收費高速公路項目之投資	18	47,157	**49,631**
預付租金	19	123,901	**125,714**
與共同控制個體之結餘	20	1,166,667	**806,231**
		12,482,033	**12,890,891**
流動資產			
存貨		2,251	**2,845**
其他應收款、按金及預付款項		96,421	**90,882**
其他應收一外方合營企業夥伴之款項	21	82,455	**87,036**
預付租金	19	4,591	**4,846**
共同控制個體之已抵押銀行結餘及存款	22	357,620	**392,854**
銀行結餘及現金	22		
一集團		3,013,899	**3,904,064**
一共同控制個體		36,970	**51,121**
		3,594,207	**4,533,648**
資產總額		16,076,240	**17,424,539**

綜合資產負債表(續)

	附註	二零零六年 港幣千元	**二零零七年 港幣千元**
股東權益及負債			
資本及儲備			
股本	23	294,962	**297,033**
儲備	24	10,005,217	**10,598,062**
公司股權持有人應佔權益		10,300,179	**10,895,095**
少數股東權益		35,656	**44,383**
權益總額		10,335,835	**10,939,478**
非流動負債			
銀行及其他貸款	25	4,376,578	**4,995,287**
與一外方合營企業夥伴之結餘	26	640,917	**602,564**
遞延稅項負債	27	193,449	**255,308**
		5,210,944	**5,853,159**
流動負債			
其他應付款、預提費用及已收按金		135,905	**257,449**
銀行及其他貸款	25	264,987	**219,776**
其他應付一共同控制個體之款項	28	99,618	**118,213**
其他應付利息		7,984	**7,530**
稅項負債		20,967	**28,934**
		529,461	**631,902**
負債總額		5,740,405	**6,485,061**
股東權益及負債總額		16,076,240	**17,424,539**

胡文新
董事總經理

陳志鴻
董事副總經理

綜合權益變動表

	歸於公司股權持有人										
	股本	股份溢價	中國法定儲備	換算儲備	供股份獎勵計劃認購之股份	優先認股權儲備	股份獎勵儲備	保留溢利	總計	少數股東權益	總計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
於二零零五年七月一日	288,838	7,138,075	84,989	3,131	–	–	–	2,020,005	9,535,038	33,109	9,568,147
換算於香港以外地區營運之財務報表產生之匯兌收益(直接在權益確認)	–	–	–	86,703	–	–	–	–	86,703	–	86,703
年內溢利	–	–	–	–	–	–	–	1,128,490	1,128,490	20,428	1,148,918
已確認收入總額	–	–	–	86,703	–	–	–	1,128,490	1,215,193	20,428	1,235,621
透過行使認股權證以溢價發行股份	6,124	249,841	–	–	–	–	–	–	255,965	–	255,965
儲備金轉撥	–	–	9,727	–	–	–	–	(9,727)	–	–	–
已付截至二零零五年六月三十日止年度之末期股息	–	–	–	–	–	–	–	(368,310)	(368,310)	–	(368,310)
已付中期股息	–	–	–	–	–	–	–	(337,707)	(337,707)	–	(337,707)
已付附屬公司少數股東股息	–	–	–	–	–	–	–	–	–	(17,881)	(17,881)
於二零零六年六月三十日	294,962	7,387,916	94,716	89,834	–	–	–	2,432,751	10,300,179	35,656	10,335,835
換算於香港以外地區營運之財務報表產生之匯兌收益(直接在權益確認)	–	–	–	111,281	–	–	–	–	111,281	–	111,281
年內溢利	–	–	–	–	–	–	–	1,348,531	1,348,531	25,473	1,374,004
已確認收入總額	–	–	–	111,281	–	–	–	1,348,531	1,459,812	25,473	1,485,285
透過行使認股權證以溢價發行股份	1,831	74,697	–	–	–	–	–	–	76,528	–	76,528
透過行使優先認股權以溢價發行股份	240	11,460	–	–	–	–	–	–	11,700	–	11,700
確認以股權結算以股本為基礎之付款	–	–	–	–	–	1,743	9,284	–	11,027	–	11,027
就股份獎勵計劃歸屬之股份	–	–	–	–	–	–	(7,851)	(743)	(8,594)	–	(8,594)
根據股份獎勵計劃購買未歸屬股份	–	–	–	–	(5,535)	–	–	–	(5,535)	–	(5,535)
儲備金轉撥	–	–	11,637	–	–	–	–	(11,637)	–	–	–
已付截至二零零六年六月三十日止年度之末期股息	–	–	–	–	–	–	–	(504,564)	(504,564)	–	(504,564)
已付中期股息	–	–	–	–	–	–	–	(445,458)	(445,458)	–	(445,458)
付附屬公司少數股東股息	–	–	–	–	–	–	–	–	–	(16,746)	(16,746)
二零零七年六月三十日	297,033	7,474,073	106,353	201,115	(5,535)	1,743	1,433	2,818,880	10,895,095	44,383	10,939,478

綜合現金流量表

	二零零六年 港幣千元	**二零零七年 港幣千元**
經營業務		
除税前溢利	1,260,215	**1,529,023**
經調整：		
利息支出及名義利息增加	277,266	**447,322**
利息收入及名義利息增加	(170,227)	**(300,391)**
匯兑收益淨額	(146,272)	**(236,339)**
折舊及攤銷費用	320,226	**381,324**
購買持有至到期債務證券產生之溢價攤銷	3,914	**–**
以股本為基礎之付款支出	–	**11,027**
出售物業及設備之虧損	11,059	**381**
合營企業夥伴提供之貸款豁免所得之收益	–	**(7,638)**
收回應收款項減值虧損	–	**(10,983)**
未計營運資金變動前之經營業務現金流動	1,556,181	**1,813,726**
存貨增加	(489)	**(594)**
其他應收款、按金及預付款項(增加)減少	(7,552)	**16,522**
其他應付款、應付費用及已收按金(減少)增加	(4,587)	**42,722**
經營業務產生之現金	1,543,553	**1,872,376**
已付所得税	(82,794)	**(100,093)**
根據股份獎勵計劃購買股份之付款	–	**(14,129)**
來自經營業務現金淨額	1,460,759	**1,758,154**
投資業務		
購買物業及設備	(42,927)	**(618,454)**
出售物業及設備所得款項	4,746	**211**
償還借予共同控制個體之貸款	39,627	**416,402**
墊付借予共同控制個體之貸款	–	**(89,288)**
贖回及出售持有至到期債務證券	733,677	**–**
已收利息	115,923	**177,394**
來自(用於)投資業務現金淨額	851,046	**(113,735)**

綜合現金流量表(續)

	二零零六年 港幣千元	二零零七年 港幣千元
融資活動		
發行股份所得款項	255,965	**88,228**
新增銀行及其他貸款	22,356	**751,627**
償還銀行及其他貸款	(213,461)	**(275,148)**
償還合營企業夥伴提供之貸款	(60,115)	**(574,102)**
合營企業夥伴作出之註冊資本供款及貸款	—	**530,295**
已付利息	(256,501)	**(300,518)**
已付股息予：		
一股東	(706,017)	**(950,022)**
一附屬公司之少數股東	(17,881)	**(16,746)**
用於融資活動現金淨額	(975,654)	**(746,386)**
現金及現金等值物增加淨額	1,336,151	**898,033**
承前現金及現金等值物	2,035,520	**3,384,189**
外匯匯率變動影響	12,518	**40,167**
現金及現金等值物結轉	3,384,189	**4,322,389**
現金及現金等值物結餘分析：		
銀行結餘及現金	3,050,869	**3,955,185**
已抵押銀行結餘及存款	333,320	**367,204**
現金及現金等值物結轉	3,384,189	**4,322,389**

現金包括持有現金及活期存款。現金等值物指可隨時轉換為已知金額之短期高流動投資，及須承受些微價值變動風險。

1. 一般資料

公司為一家在開曼群島註冊成立獲豁免有限責任公司，其股份於香港聯合交易所有限公司（「聯交所」）上市。公司之直接控股公司為Anber Investments Limited（一家在英屬處女群島註冊成立之有限公司）。公司之最終控股公司是合和實業有限公司，是一間於香港註冊成立之公眾有限責任公司，其股份亦於聯交所上市。

公司乃一間投資控股公司。其主要附屬公司及共同控制個體之主要業務詳情分別載列於附註31及17。

公司之註冊辦事處及主要營業地點於年報內公司資料一節中披露。

集團之共同控制個體及一間附屬公司之功能貨幣為人民幣（「人民幣」），公司之功能貨幣為港幣（「港幣」）。

2. 採用新訂及經修訂國際財務報告準則

本年內，集團首次採用由國際會計準則委員會（「國際會計準則委員會」）頒佈之多項新準則、修訂及詮釋（「新訂國際財務報告準則」），並於集團截至二零零七年六月三十日止財政年度生效。採用新訂國際財務報告準則並不會對本期或過往會計期間業績之編製及呈報方式有重大影響。因此，無須作出前期調整。

財務擔保

本年內，集團採用於二零零六年一月一日或之後之會計期間起生效之國際會計準則第39號及國際財務報告準則第4號（修訂）「財務擔保合約」。國際會計準則第39號「財務工具：確認及計量」將財務擔保合約定義為「因指定債務人未能按債務工具之原有或經修改條款如期付款時，發行人須支付指定金額予持有人以補償其所遭受損失之合約」。

於二零零六年七月一日之前，財務擔保合約並非根據國際財務報告準則第4號「保險合約」入賬，而該等合約乃披露為或然負債。當解決財務擔保責任有可能導致資源流出，而該金額能夠可靠地估計時，方會確認財務擔保撥備。

於應用該等修訂時，由集團發出及並非按公平價值計入收益表之財務擔保合約，首次確認時，以其公平價值減發行財務擔保合約之直接應佔交易費用確認。於首次確認後，集團以兩者中之較高者計算財務擔保合約：(i)根據國際會計準則第37號「撥備、或然負債及或然資產」釐定之金額；及(ii)首次確認之金額減根據國際會計準則第18號「收益」確認之累計攤銷（如適用）。

公司與一間中華人民共和國（「中國」）之銀行簽訂協議，對該銀行授予集團之一共同控制個體廣州東南西環高速公路有限公司（「環城公路合營企業」）之貸款作出財務擔保。集團已就該貸款於綜合資產負債表內確認入賬。此外，該財務擔保已於年內解除。因此，董事確定，於採用國際會計準則第39號及國際財務報告準則第4號（修訂）時，並無對集團之業績及財務狀況造成重大影響。

2. 採用新訂及經修訂國際財務報告準則(續)

集團並未提早採用以下已頒佈但尚未生效之新訂準則、修訂及詮釋。

國際會計準則第1號(修訂)	資本披露[1]
國際會計準則第23號(經修訂)	借款費用[2]
國際財務報告準則第7號	財務工具：披露[1]
國際財務報告準則第8號	經營分部[2]
國際財務報告詮釋委員會第10號	中期財務報告及減值[3]
國際財務報告詮釋委員會第11號	國際財務報告準則第2號 — 集團及庫存股份交易[4]
國際財務報告詮釋委員會第12號	服務經營權安排[5]
國際財務報告詮釋委員會第13號	客戶忠誠度項目[6]
國際財務報告詮釋委員會第14號	國際會計準則第19號 — 對設定受益資產、最低資金要求之限制及其相互作用[5]

1 於二零零七年一月一日或之後開始之年期期間生效。
2 於二零零九年一月一日或之後開始之年期期間生效。
3 於二零零六年十一月一日或之後開始之年期期間生效。
4 於二零零七年三月一日或之後開始之年期期間生效。
5 於二零零八年一月一日或之後開始之年期期間生效。
6 於二零零八年七月一日或之後開始之年期期間生效。

除國際財務報告詮釋委員會第12號外，董事預計採用此等新訂及經修訂之準則、修訂或詮釋並不會對集團之業績和財務狀況造成重大影響。

國際財務報告詮釋委員會第12號「服務經營權安排」適用於參與服務經營權安排之公司，為經營者提供公共至私人服務經營權安排之會計指引。由於有關訂約服務安排並無賦予經營者公共服務基建項目用途之控制權，因此此詮釋範圍內之基建項目不會被確認為經營者之物業及設備。集團之共同控制個體作為經營者乃根據有關合約所訂明之條款代表授出者經營基建項目以提供公共服務。經營者取得權利向公共服務使用者收費時，應確認一項無形資產。由於向公共服務使用者收取之金額乃取決於公眾使用該服務之情況，故有關收費之權利並非無條件收取現金之權利。此詮釋規定經營者須根據國際會計準則第38號「無形資產」將其無形資產入賬。國際會計準則第38號規定，有確定經濟年期之無形資產應按該年期攤銷，而所使用之攤銷法應反映有關個體預期使用該資產之未來經濟利益之模式。公司董事預期，應用此詮釋將會改變資產負債表之呈列及服務經營權安排之披露，但仍在評估會對集團之業績及財務狀況造成之影響。此詮釋適用於集團，而集團將追溯應用此詮釋於二零零八年七月一日開始之年期期間。

3. 主要會計政策

綜合財務報表乃按國際財務報告準則編製。

綜合財務報表乃根據歷史成本基準而編製。所採用之主要會計政策如下：

綜合賬目之基準

綜合財務報表納入公司、其附屬公司及共同控制個體截至各結算日所作之財務報表。

於年內所收購或出售之附屬公司之經營業績及少數股東應佔權益於自收購生效之日起或截至出售生效之日(倘合適)止於綜合收益表中入賬。共同控制個體之經營業績如下文所述按比例綜合賬目方式入賬。

所有集團內各公司間之交易、結餘、收支已在綜合賬目內撇銷。

少數股東於綜合附屬公司資產淨值之權益與集團於其中之權益分開列示。資產淨值內之少數股東權益包括原業務合併日期之有關權益數額，以及自合併日期起計少數股東應佔之股權變動。少數股東應佔虧損超出少數股東於附屬公司股權之權益之數額將按集團權益作出分配，惟少數股東具約束力責任並有能力作出額外投資補足虧損者除外。

3. 主要會計政策(續)

附屬公司

附屬公司乃公司控制其經營之個體(包括特殊目的個體)。控制指倘公司有權管理該個體之財務及經營政策藉此從其業務中獲益。

於共同控制個體之權益

合營企業乃一項合約性安排,根據安排,集團及其他各方共同經營一項各方共同控制之商業業務,即在作出有關商業業務之策略性財務及營運政策時,須獲享有控制權各方一致同意。

涉及成立各企業均有權益之個別個體之合營企業安排列作共同控制個體。集團根據有關合營企業安排指定之溢利攤分比率或淨現金流分佔比率(視乎情況而定)使用比例綜合報告其於共同控制個體之權益。集團應佔共同控制個體收入、開支、資產及負債(集團與共同控制個體間之交易及結餘除外)與等值項目按逐項基準於綜合財務資料中合併。倘為集團應佔共同控制個體有關收入、開支、應收款項及應付款項,集團與共同控制個體間之交易及結餘對銷。因共同控制個體之交易產生之未實現損益與集團於共同控制個體之權益對銷(倘作為資產減值證據之未實現虧損除外)。

於共同控制個體之額外投資成本

集團已就建造及發展共同控制個體經營之收費公路產生額外發展開支(「額外發展成本」),且該等個體並無入賬。按比例綜合賬目時,該等成本之一部分乃根據集團於共同控制個體之權益計算,並計入收費公路之成本內。該等成本餘下部分以共同控制個體之額外投資成本列賬,及按有關共同控制個體折舊其收費公路時採納之相同基準攤銷。

於出售共同控制個體時,應佔未攤銷額外發展成本之款額將予計入以計算出售時之溢利或虧損。

物業及設備

物業及設備乃按成本值減累計折舊及減值虧損入賬(如有)。

在建工程按成本值減累計減值虧損(如有)列賬。成本包括專業費用,而就合資格資產而言,借貸成本按照集團之會計政策撥充資本。該等資產之折舊基準與其他物業及設備資產相同,均於資產可投入運作時開始計提折舊。

收費高速公路之成本包括集團按比例分佔之(i)共同控制個體之財務報表中記錄之收費高速公路建造成本及(ii)額外發展成本。收費高速公路成本中並無計入之額外發展成本餘額已獨立呈列作為共同控制個體之額外投資成本。

由收費高速公路之商業經營之開始日期起,計算收費高速公路之折舊以撇銷其成本。收費公路主要結構之年度折舊乃按各共同控制個體各自剩餘期間實際車流量與預期車流總量之比率以資產之賬面淨值計算。預期車流量是由管理層估計或經參考獨立交通顧問編製之交通預測報告後釐定。重置成本之折舊乃在預計可使用年期八年內根據類似基準計算。

其他物業及設備之折舊乃於其估計使用年期,經考慮其估計剩餘價值後,以直線法每年按下列百分比計算以撇銷其成本:

配套交通設施、傢俱、裝置及設備	3.45%-20%
汽車	10%-20%

因出售資產或資產報廢所產生之損益,為該資產之銷售所得款項與賬面值之差額,並於綜合收益表中確認入賬。

發展中收費公路項目之投資

發展中收費公路項目之投資指收費公路項目於開始實質建造前產生之發展開支,並按成本減減值虧損(如有)列賬。

3. 主要會計政策(續)

收益確認

收益按已收或應收代價之公平價值計量，即日常業務過程中就所提供服務應收取之款項減去折讓及相關營業稅後之金額。

經營收費高速公路之收費收入於使用時及已收取及應收取收費時確認入賬。

來自與共同控制個體之結餘之利息收入及其他利息收入乃經參考未償本金額及適用之實際利率後按時間基準入賬，而實際利率乃將估計日後現金收入按財務工具之預期使用年期貼現至該資產賬面淨值之利率。

租金收入(主要包括出租機器及設備予當地承包商及出租收費公路沿線地方作油站之收入)按直線基準於有關租約年期確認入賬。

租賃

根據經營租約之應付租金於有關租約年期按直線基準在綜合收益表中列支。

外幣

於編製各個集團個體之財務報表時，以該個體經營所在之主要經濟環境之貨幣(即其功能貨幣)呈報。就綜合財務報表而言，各個體之業績及財務狀況以港幣元(即其呈報貨幣)計值。

於編製個別個體之財務報表時，以該個體功能貨幣(外幣)以外貨幣進行之交易按交易日之通行匯率入賬。於各結算日，以外幣換算之貨幣項目按結算日之通行匯率重新換算。就歷史成本而言以外幣計值之非貨幣項目不予重新換算。

貨幣項目結算及貨幣項目換算產生之匯兑差額乃於產生之年度在綜合收益表中確認。

就呈報綜合財務報表而言，集團於香港以外地區之業務資產及負債乃按結算日之通行匯率換算以港幣元計值。除非年內之匯率大幅波動因而採用交易日期當日通行之匯率，否則收支項目按年內之平均匯率換算。所產生之匯兑差額(如有)乃列作權益並轉撥往集團之換算儲備。該匯兑差額乃於出售海外業務之年度內在綜合收益表中確認。

借貸成本

因購買、建造或生產合資格資產(需於一段頗長時間方能達致其預計用途或出售者)，其直接應計之借貸成本，均資本化作為該等資產成本之一部分。當該等資產大致上已完成作其預計用途或銷售時，該等借貸成本便停止資本化。將有待用於合資格資產之特定借貸作短期投資所賺取之投資收入乃從該等資產之成本中扣除。

所有其他借貸成本於發生時均在綜合收益表確認為費用。

退休福利成本

向界定供款退休福利計劃所作之供款於僱員已提供可獲授供款之服務時列作開支扣除。向退休福利計劃所作之供款列作向界定供款計劃作出供款處理，而集團及共同控制個體根據計劃之責任相等於界定供款退休福利計劃所產生之責任。

3. 主要會計政策(續)

稅項

所得稅開支指目前應付稅項及遞延稅項總數。

目前應付稅項乃根據年內應課稅溢利計算。應課稅溢利與綜合收益表所報之溢利有所不同，因為它包括其他年度之應課稅或可扣除收入或開支項目，而它進一步不包括不可課稅或扣除項目。集團之目前稅項負債按於結算日已頒佈或實際頒佈之稅率計算。

遞延稅項按綜合財務報表中資產及負債賬面值與用以計算應課稅溢利之有關稅基間之差額，以結算日負債法入賬。遞延稅項負債一般確認所有應課稅臨時差額，倘可能出現應課稅溢利而可扣除可使用臨時差額，遞延稅項資產即確認入賬。倘臨時差額乃有關商譽或來自一項不影響應課稅溢利或會計溢利之交易之其他資產及負債之初步確認(業務合併除外)，該等資產及負債不會確認入賬。

遞延稅項資產之賬面值，會於各結算日進行覆核，若應課稅溢利金額於日後不足以令該資產全部或部分收回，則其賬面值會相應減少。

遞延稅項按預期應用於清償負債或資產變現之稅率計算。遞延稅項於綜合收益表中扣除或入賬，倘其所關於之項目直接於權益中扣除或入賬除外，在此情況下，遞延稅項亦於權益中處理。

以股權結算以股本為基礎之付款交易

於二零零五年七月一日後授予僱員之優先認股權／獎勵股份

已獲取服務之公平價值，乃參考於授出日期所授出優先認股權及獎勵股份之公平價值釐定，按直線法於歸屬期內列作員工成本，使權益(優先認股權儲備及股份獎勵儲備)相應增加。

於優先認股權獲行使時，先前於優先認股權儲備確認之金額將撥往股份溢價。如優先認股權於屆滿日期仍未獲行使，則先前於優先認股權儲備確認之金額將撥往保留溢利。

於獎勵股份獲歸屬時，先前於股份獎勵儲備確認之金額及有關庫存股份之金額將撥往保留溢利。如獎勵股份於歸屬期內未獲歸屬或被沒收，則先前於股份獎勵儲備確認之金額將即時於綜合收益表確認為收入。

減值

於各個結算日，集團審閱其資產之賬面值，以決定是否有任何跡象顯示該等資產蒙受減值虧損。倘出現減值跡象，便會估計資產之可收回金額，以決定減值虧損之程度(如有)。若無法估計個別資產之可收回金額，集團會估計該項資產所屬之賺取現金單位之可收回金額。

可收回金額乃公平價值減售價及使用價值後之較高者。在評估使用價值時，估計未來現金流動按稅前貼現率貼現為其現值，以反映現時市場對金錢時間值之評估及該資產特有之風險。

倘估計一項資產(或賺取現金單位)之可收回金額少於其賬面值，則將該資產(或賺取現金單位)之賬面值減至其可收回金額。減值虧損在綜合收益表予以即時確認為支出。

若其後將減值虧損撥回，資產(或賺取現金單位)之賬面值將增至其可收回金額之經修訂估計值，但該增加後賬面值不會超過假設往年度沒有就該資產(或賺取現金單位)確認虧損而釐定之賬面值。撥回減值虧損在綜合收益表予以即時確認為收入。

3. 主要會計政策(續)

存貨
存貨(指物料、零件及其他易耗存貨)按成本值與可變現淨值之較低者列賬。成本包括所有採購成本及促使存貨達至現行地點及狀況之其他費用，並按先入先出方式計算。

財務工具
當集團成為財務工具合約之一方，財務資產及財務負債即確認於集團資產負債表中。

與共同控制個體之結餘、其他應收款、其他應收一外方合營企業夥伴款項及銀行結餘及存款

與共同控制個體之結餘、其他應收款、其他應收一外方合營企業夥伴款項及銀行結餘及存款，初步乃按公平價值計算，然後採用實際利率法按經攤銷成本計算。初步確認時公平價值與已付代價間之任何差額確認為公平價值虧損，以至有關差額不代表股權參與者之資本投入。當有客觀證據顯示該等資產有所減值時，對估計可收回金額作出之適當抵免將在綜合收益表中確認。已確認之抵免按該資產賬面值與按初步確認時得出之實際利率將估計未來現金流量貼現至現值之間之差額計算。

持有至到期債務證券

持有至到期債務證券按交易日基準確認，初步按公平價值加直接應佔交易成本計算。

於其後之申報日期，集團已表明意向並有能力持有至到期日之債務證券(持有至到期債務證券)，採用實際利率法按經攤銷成本減任何已確認之減值虧損計算，以反映可收回金額。就購入一項持有到到期證券之任何折讓或溢價，會與於財務工具期內其他應收投資收入綜合作出全年攤銷，使各期間確認之收益帶來固定之投資回報。

銀行及其他貸款

計算計息之銀行及其他貸款初步按公平價值減直接發行成本計算，然後採用實際利率法按經攤銷成本計算。

其他應付款、其他應付利息、其他應付共同控制個體款項及與一外方合營企業夥伴之結餘

其他應付款、其他應付利息、其他應付共同控制個體款項及與一外方合營企業夥伴之結餘，初步按公平價值計算，然後採用實際利率法按經攤銷成本計算，以至有關差額不代表股權參與者之資本投入。

股權工具

公司發行之股權工具按所收取之所得款項減直接發行成本後入賬。本公司(或其附屬公司)就股份獎勵計劃購回之本公司股份成本乃於一項獨立儲備(就股份獎勵計劃持有之股份)確認為股權扣減。概無就買賣、發行或註銷該等股份在綜合收益表確認損益。

4. 不明朗因素估計之主要根據

於二零零七年六月三十日，有關未來之主要假設及不明朗因素估計之其他主要根據載列如下，該等假設及根據存在導致下個財政年度之資產及負債賬面值重大調整之重大風險：

(a) 收費高速公路折舊及於共同控制個體之額外投資成本之攤銷
收費高速公路折舊及於集團共同控制個體之額外投資成本之攤銷按各共同控制個體實際車流量與剩餘營運期限之預期總車流量比率所計算及釐定。倘預期總車流量與實際結果之間出現重大差別，則對收費高速公路之賬面值及於共同控制個體之額外投資成本作出調整。

4. 不明朗因素估計之主要根據(續)

(a) 收費高速公路折舊及於共同控制個體之額外投資成本之攤銷(續)

於二零零七年六月三十日，作為集團制定之政策之一部分，公司管理層已審閱預期總車流量。為確定是否需對假設作出任何適當調整，將會進行獨立車流量研究。集團在釐定截至二零零七年六月三十日止年度之收費高速公路折舊及於共同控制個體之額外投資成本之攤銷時應用預期總車流量，乃依據最新之獨立車流量研究作出。於本年度，集團錄得收費高速公路折舊及額外投資成本攤銷分別約港幣300,884,000元及港幣57,613,000元。公司管理層認為，該等金額乃參照有關預期車流總量之最佳估計而計算，理應與實際車流量並無重大出入。本年度折舊及攤銷中約港幣9,662,000元及港幣2,246,000元乃分別歸因於計算折舊及攤銷時使用實際車流量代替本年度預期車流量之影響。

(b) 就未動用稅項虧損確認遞延稅項資產

就未動用結轉稅務虧損有關之遞延稅項資產，僅會在根據所有可得憑證預期有應課稅溢利使未動用稅務虧損得以動用之情況下，方予確認。遞延稅項資產之確認主要涉及某法定實體之未來財務表現加以判斷。其他不同因素亦予以評估，以考慮是否具備有力之憑證證明部分或全部遞延稅項資產最終有可能會變現，例如存在應課稅暫時差額及可動用估計稅項虧損之期間。

5. 財務工具

(a) 財務風險管理目標與政策

集團之經營及財務活動風險主要來自三大類財務風險，分別為信貸風險、外幣風險及利率風險。

信貸風險

集團承受之信貸風險主要來自與共同控制個體之結餘、其他應收一外方合營企業夥伴款項、合營企業已抵押銀行結餘及銀行存款和銀行結餘。

倘交易對手於二零零七年六月三十日未能履行有關各類已確認財務資產之責任，則集團須承受之最大信貸風險為綜合資產負債表所述該等資產之賬面值。

集團就與共同控制個體之結餘及其他應收一外方合營企業夥伴款項承受高度集中之信貸風險。

為了減低風險，各自共同控制個體之管理層已委任一組人員負責釐定監控程序，確保已採取跟進行動追繳逾期未付債務。此外，公司管理層於各個結算日審閱每項負債之可收回金額，以確保不可回收金額有足夠減值虧損。就此而言，董事認為集團之信貸風險已大幅減少。

合營企業已抵押銀行結餘及銀行存款和銀行結餘之信貸風險有限，因為交易對手是被國際信貸評級機構評為高信貸評級之個體或受規管銀行。

外幣風險

集團共同控制個體於中國營運，路費收益以人民幣收取。貨幣資產絕大部分以人民幣計值。其中兩個共同控制個體分別以美元(「美元」)及港幣籌措之銀行借貸。除償還銀行借貸外，當議決將會或可能會向其外國合營企業夥伴作出利潤分派時，該等共同控制個體須將其收益兌換為其他貨幣以向外國合營企業夥伴支付利潤分派，又或須將其收益兌換為其他貨幣以向合作經營企業之外國合營企業夥伴調回注資，以及支付外國合營企業夥伴投資注資之回報。人民幣兌美元及／或港幣貶值，可能會增加共同控制個體之現金流出部分。於本年度，共同控制個體因人民幣升值而得益，該等外幣債務呈報匯兌收益。

5. 財務工具（續）

(a) 財務風險管理目標與政策（續）

集團之中國共同控制個體（擁有非港元及非美元之資產）一般盡力利用合適之人民幣借貸水平建立自然對沖。當人民幣借貸並不吸引時，共同控制個體可能不會以人民幣借貸，轉而監察業務之現金流量及中國債務市場，並在其認為合適之時預期以港幣及／或美元借貸為有關業務進行再融資。

由於在香港，港幣與美元掛鈎，美元與港幣之間之匯率風險因而有限，故此集團之現金主要維持為港幣或美元，以減低外幣風險。

利率風險

集團因浮息財務資產及負債之匯率波動而須承受與共同控制個體有關之結餘、銀行結餘、銀行貸款及與外方合營企業夥伴有關之結餘相關之現金流量利率風險。

集團須承受與固定利率銀行存款相關之公平價值利率風險。公司管理層認為，由於該等銀行存款大部分為短期內到期，故該風險並不重大。

集團透過針對減低集團整體之債務成本控制其利率風險及利率波動之風險。管理層在其認為適當時不斷控制業務及債務市場之現金流量，並預期集團以較低成本工具對該等借貸進行再融資。

(b) 公平價值

金融資產及金融負債之公平價值乃按估計未來現金流量之現值計量，有關現值是以類似信用評級之類似工具於當日適用之市場利率貼現。

6. 營業額及分類資料

營業額指集團按比例收取之應佔共同控制個體已收及應收經扣除營業稅後之收費高速公路收入。

集團只有一個業務分類，即透過其於中國成立之共同控制個體在中國發展、經營及管理收費高速公路。

由於管理層認為集團只有單一地區分類，故並無呈列地區分類分析。

7. 其他收入

	二零零六年 *港幣千元*	***二零零七年*** ***港幣千元***
利息收入來自：		
共同控制個體	31,060	**35,046**
銀行存款	108,187	**177,394**
持有至到期債務證券，扣除溢價攤銷港幣零元（二零零六年：港幣3,914,000元）	3,822	**–**
提供予一共同控制個體之免息貸款之估算利息收入	23,244	**22,211**
提前償還集團提供予一共同控制個體之免息貸款之估算利息增加	–	**65,740**
匯兌收益淨額	146,272	**236,339**
租金收入	7,897	**6,024**
收回應收款項減值虧損	–	**10,983**
收取共同控制個體之管理費收入	3,962	**2,916**
合營企業夥伴提供之貸款豁免所得之收益	–	**7,638**
其他	12,277	**20,336**
	336,721	**584,627**

8. 財務成本

	二零零六年 港幣千元	二零零七年 港幣千元
於下列各項之利息：		
銀行貸款	246,161	**282,056**
外方合營企業夥伴提供之貸款	295	**25,880**
須於五年內全數償還之其他貸款	5,078	**131**
估算利息：		
外方合營企業夥伴提供之免息貸款	25,463	**25,693**
其他免息貸款	269	**298**
提前償還外方合營企業夥伴提供予一共同控制個體之免息貸款之估算利息增加	–	**138,945**
	277,266	**473,003**
其他財務費用(附註a)	8,942	**12,402**
	286,208	**485,405**
減：撥作資本之款項(附註b)	–	**(25,681)**
	286,208	**459,724**

附註：

(a) 其他財務費用主要指銀行財團向集團提供總值港幣3,600,000,000元之循環信貸及定期貸款融資之預付費用及有關支出之攤銷，該筆循環信貸及定期貸款融資自二零零五年十月十三日起為期五年。於二零零六年及二零零七年六月三十日，集團並無動用該融資之任何部分。

(b) 於年內撥充資本之借貸成本來自外方合營企業夥伴提供之貸款，有關金額乃根據合資格資產開支採用每年4.76%之資本化利率計算。

9. 除稅前溢利

	二零零六年 港幣千元	二零零七年 港幣千元
除稅前溢利已扣除下列各項：		
核數師酬金	1,417	**2,050**
員工成本(不包括董事薪酬)	73,171	**96,529**
攤銷：		
於共同控制個體之額外投資成本	51,772	**57,613**
預付租金	4,620	**4,942**
折舊：		
收費高速公路	252,829	**300,884**
其他物業及設備	11,005	**17,885**
出售物業及設備之虧損	11,059	**381**

10. 所得稅開支

	二零零六年 港幣千元	二零零七年 港幣千元
稅項開支包括：		
中國所得稅	84,738	**104,266**
遞延稅項(附註27)	26,559	**50,753**
	111,297	**155,019**

由於並無於香港產生應課稅溢利，故並無就香港利得稅作出撥備。

10. 所得稅開支(續)

中國所得稅開支乃指集團按比例應佔其共同控制個體廣深珠高速公路有限公司(「廣深高速公路合營企業」)按年度估計應課稅溢利(為期五年之中國外資企業所得稅豁免期已於二零零四年十二月三十一日屆滿)之7.5%(二零零六年:7.5%)計算之中國外資企業所得稅撥備約港幣103,698,000元(二零零六年:港幣84,530,000元),加上自集團向共同控制個體已收及應收款項中,按中國現行稅率計算之中國預提所得稅撥備約港幣568,000元(二零零六年:港幣208,000元)。

根據中國之有關法律及法規,集團之共同控制個體有權獲得豁免若干中國外資企業所得稅及獲得稅務優惠。於中國,適用於外商投資企業應課稅溢利之一般稅率為33%,包括30%為標準國家稅率,3%為地方稅率。

根據廣東省稅務局之批准,廣深高速公路合營企業就其經營收費公路及有關服務設施(不包括酒店及娛樂設施)所產生之收入之應付外資企業所得稅率為15%,並根據中國會計準則及稅務法規所計算,廣深高速公路合營企業有權由其首個獲利年度計起,獲豁免有關收入之外資企業所得稅五年。就中國稅項而言,廣深高速公路合營企業之首個獲利年度為截至二零零零年十二月三十一日止年度,而該外資企業所得稅之五年豁免期已於二零零四年十二月屆滿。隨後五年,廣深高速公路合營企業將就有關收入之應付外資企業所得稅率享有50%之寬免。根據廣東省稅務局另一項批文,廣深高速公路合營企業由其首個獲利年度起計,亦可獲豁免就經營收費公路及有關服務設施所產生之收入繳付之地方所得稅(目前稅率定為3%)十年。

根據國家稅務局廣州分局之批准,集團之另一共同控制個體環城公路合營企業就經營收費公路之收入之應付外資企業所得稅率為15%,並根據廣州市政府之批准,以中國會計準則及稅務法規所計算,環城公路合營企業有權由首個獲利年度起獲豁免有關收入之外資企業所得稅五年。隨後五年,環城公路合營企業將就應付外資企業所得稅率享有50%之寬免。就收費公路營運及有關服務設施產生之收入而言,環城公路合營企業由首個獲利年度起計,亦可獲豁免繳付地方所得稅(目前稅率定為3%)十年。由於環城公路合營企業尚未實現其首個獲利年度,故就中國稅項而言,外資企業所得稅及地方所得稅之豁免到目前為止尚未生效。

集團另一共同控制個體 — 廣東廣珠西綫高速公路有限公司(「西綫合營企業」)於二零零四年四月正式營運。以中國會計準則及稅務法規計算,西綫合營企業享有由首個獲利年度起獲豁免外資企業所得稅兩年。隨後三年,西綫合營企業將就應付外資企業所得稅率享有50%之寬免。根據國家稅務局之批准,西綫合營企業就經營收費公路之收入之應付外資企業所得稅率為15%。由於就中國稅務而言,西綫合營企業剛於截至二零零六年十二月三十一日止年度踏入其首個獲利年度,故並無就中國所得稅作出撥備。

年內之所得稅費用可按綜合收益表中之除稅前溢利對賬如下:

	二零零六年 *港幣千元*	***二零零七年*** ***港幣千元***
除稅前溢利	1,260,215	**1,529,023**
按33%之一般中國所得稅率計算之稅項	415,871	**504,578**
按寬免稅率計算之所得稅開支影響	(309,602)	**(365,237)**
非應課稅收入之稅務影響	(62,717)	**(114,760)**
非扣稅開支之稅務影響	60,153	**95,413**
共同控制個體臨時差額之差額稅率	3,705	**626**
未動用稅務虧損之遞延稅項資產減少	—	**34,927**
其他	3,887	**(528)**
所得稅開支	111,297	**155,019**

10. 所得稅開支(續)

根據中國第十屆全國人民代表大會於二零零七年三月十六日通過之企業所得稅法，新企業所得稅率統一為25%，將於二零零八年一月一日起生效。據稱，國務院將進一步頒佈稅務優惠之具體辦法及規定。

公司管理層認為根據新所得稅法規定，集團之中國共同控制個體(即廣深高速公路合營企業、環城公路合營企業及西綫合營企業)將會符合從事國家重點扶持基建項目之要求。在此情況下，待國務院頒佈具體辦法及規定後，該等共同控制個體將可享有稅務優惠。

對於現時適用優惠所得稅稅率之集團中國共同控制個體，遞延所得稅乃根據現行稅率確認。集團將於國務院明確頒布具體辦法及規定後，進一步評估新所得稅法對集團之影響(如有)，並於未來期間反映該會計估算之變動。

11. 股息

	二零零六年 港幣千元	二零零七年 港幣千元
已付及確認為分派之股息		
已付之中期股息每股港幣15.00仙 (二零零六年：港幣11.50仙)	337,707	**445,458**
截至二零零六年六月三十日止年度之末期股息 每股港幣17.00仙(二零零六年：已付截至二零零五年 六月三十日止年度港幣12.75仙)	368,310	**504,564**
	706,017	**950,022**
建議之末期股息每股港幣20.00仙(二零零六年：港幣17.00仙)	504,547	**594,065**

董事會建議二零零七年財政年度之末期股息為港幣20.00仙，共計金額約為港幣594,065,000元。末期股息須獲公司股東在週年股東大會上批准後生效，並未在財務報表上列作負債。擬派末期股息根據該等財務報表批准日已發行之股份數目為計算基準。

12. 每股溢利

公司股權持有人應佔每股基本溢利及攤薄後溢利之計算資料如下：

	二零零六年 港幣千元	二零零七年 港幣千元
計算每股基本及攤薄後溢利之溢利金額	1,128,490	**1,348,531**

	二零零六年 股份數目	二零零七年 股份數目
計算每股基本溢利之普通股之加權平均數	2,905,096,514	**2,967,084,973**
潛在攤薄普通股之影響：		
認股權證	15,766,115	**442,152**
優先認股權	281,586	**722,393**
未歸屬獎授股份	—	**151,860**
計算每股攤薄溢利之普通股之加權平均數	2,921,144,215	**2,968,401,378**

上表所列普通股之加權平均數乃經扣除合和公路基建僱員股份獎勵計劃信託持有之股份後計算。

13. 退休福利計劃

集團之僱員已參加由最終控股公司經營之強制性公積金(「強積金」)計劃。僱主及僱員各自按僱員有關月薪之5%對該等計劃作出強制性供款，每個僱員之有關月薪上限為港幣20,000元。於二零零七年六月三十日，並無沒收之供款可削減未來之責任。集團於本年度強積金計劃之供款約為港幣325,000元(二零零六年：港幣363,000元)。

集團在中國共同控制個體之僱員是由中國政府推行之國家管理退休福利計劃之成員。該等個體須按薪金開支之18%向退休福利計劃作出供款。共同控制個體對退休福利計劃之唯一責任作出有關特定供款。本年度，集團按比例分佔共同控制個體作出之供款約為港幣7,367,000元(二零零六年：港幣6,196,000元)。

14. 董事及五位最高薪僱員之酬金

董事酬金

已付或應付予12位(二零零六年：12位)董事之酬金詳情如下：

	二零零六年					二零零七年					
	董事袍金	薪金及其他福利	花紅	退休福利計劃供款	總額	董事袍金	薪金及其他福利	花紅	退休福利計劃供款	股份獎勵	總額
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
胡應湘	300	3,000	—	—	3,300	**300**	**3,000**	—	—	—	**3,300**
何炳章	250	2,400	—	—	2,650	**250**	**2,400**	—	—	—	**2,650**
胡文新	200	1,656	138	12	2,006	**200**	**1,656**	**138**	**12**	**5,323**	**7,329**
陳志鴻	200	1,701	138	12	2,051	**200**	**1,693**	**138**	**12**	**1,460**	**3,503**
梁國基	200	1,500	125	12	1,837	**200**	**1,500**	**125**	**12**	**1,042**	**2,879**
黃禮佳(附註a)	200	520	88	—	808	**200**	**447**	**590**	—	—	**1,237**
賈呈會	200	838	70	—	1,108	**200**	**831**	**69**	—	**1,042**	**2,142**
費宗澄	200	—	—	—	200	**200**	—	—	—	—	**200**
藍利益	200	—	—	—	200	**200**	—	—	—	—	**200**
中原紘二郎	200	—	—	—	200	**200**	—	—	—	—	**200**
嚴震銘	200	—	—	—	200	**200**	—	—	—	—	**200**
莫仲達	175	—	—	—	175	**200**	—	—	—	—	**200**
	2,525	11,615	559	36	14,735	**2,550**	**11,527**	**1,060**	**36**	**8,867**	**24,040**

附註：

(a) 已付或應付予黃禮佳先生董事酬金包括集團按比例擁有之廣深高速公路合營企業支付之約港幣147,000元(二零零六年：港幣58,000元)。

五位最高薪僱員之酬金

於二零零六及二零零七年，集團之五位最高薪人士均為公司董事，其酬金資料已於上文披露。

截至二零零七年六月三十日止兩年間，集團並無向任何擔任公司董事之人士或五位最高薪僱員支付酬金，作為鼓勵加入集團或加入集團之獎勵，又或離職補償，亦並無擔任公司董事之人士放棄任何酬金。

15. 物業及設備

	收費高速公路 港幣千元	汽車 港幣千元	配套交通設施、傢俱、裝置及設備 港幣千元	在建工程 港幣千元	總計 港幣千元
按成本值					
於二零零五年七月一日	10,446,057	28,327	33,301	34,832	10,542,517
匯兑調整	298,319	1,029	1,187	1,226	301,761
增加	–	1,116	14,858	26,953	42,927
轉撥	–	–	54,346	(54,346)	–
出售	(27,921)	(701)	(627)	–	(29,249)
於二零零六年六月三十日	10,716,455	29,771	103,065	8,665	10,857,956
匯兑調整	486,323	1,745	5,739	481	494,288
增加	–	9,912	8,638	704,407	722,957
轉撥	(10,938)	–	56,139	(45,201)	–
出售	–	(6,379)	(2,939)	–	(9,318)
於二零零七年六月三十日	**11,191,840**	**35,049**	**170,642**	**668,352**	**12,065,883**
折舊					
於二零零五年七月一日	1,150,735	20,299	11,398	–	1,182,432
匯兑調整	33,507	847	746	–	35,100
年內折舊	252,829	2,234	8,771	–	263,834
出售時撇除	(3,559)	(695)	(113)	–	(4,367)
於二零零六年六月三十日	1,433,512	22,685	20,802	–	1,476,999
匯兑調整	72,278	1,429	1,557	–	75,264
年內折舊	300,884	3,233	14,652	–	318,769
轉撥	(1,354)	–	1,354	–	–
出售時撇除	–	(5,965)	(2,761)	–	(8,726)
於二零零七年六月三十日	**1,805,320**	**21,382**	**35,604**	–	**1,862,306**
賬面值					
於二零零六年六月三十日	9,282,943	7,086	82,263	8,665	9,380,957
於二零零七年六月三十日	**9,386,520**	**13,667**	**135,038**	**668,352**	**10,203,577**

收費高速公路位於中國一幅以中期土地使用權持有之土地上。

16. 於共同控制個體之額外投資成本

	港幣千元
按成本值	
於二零零五年七月一日、二零零六年六月三十日及二零零七年六月三十日	**2,073,512**
攤銷	
於二零零五年七月一日	258,389
年內攤銷	51,772
於二零零六年六月三十日	310,161
年內攤銷	57,613
於二零零七年六月三十日	**367,774**
賬面值	
於二零零六年六月三十日	1,763,351
於二零零七年六月三十日	**1,705,738**

17. 共同控制個體之投資

於二零零七年六月三十日，集團之共同控制個體之資料詳列如下：

公司名稱	成立地點	註冊資本	主要業務	註冊資本出資比例
廣深珠高速公路有限公司	中國	人民幣471,000,000元 (相當於港幣702,000,000元)	發展、經營及 管理一條高速公路	100%
廣州東南西環高速公路有限公司	中國	美金55,000,000元	發展、經營及 管理一條高速公路	50%
廣東廣珠西綫高速公路有限公司	中國	人民幣2,303,000,000元	發展、經營及 管理一條高速公路	50%

以上共同控制個體均為根據中國法律註冊之中外合作經營企業。

有關附屬公司與相關合營企業夥伴訂立並據此經營共同控制個體之合營企業協議之主要條款如下：

(i) 廣深高速公路合營企業

廣深高速公路合營企業是成立以負責興建、經營及管理中國廣東省之一條高速公路。項目第一期包括行走深圳至廣州之一條高速公路(「廣深高速公路」)。營運期由正式通車日起計為期三十年。於營運期屆滿，廣深高速公路合營企業之所有不動資產及設備，將無償撥歸中方合營企業夥伴。

項目第二及第三期之發展包括珠江三角洲西岸之主要交通幹道，由西線合營企業負責。

集團享有廣深高速公路合營企業之公路經營業務溢利分佔比率，營運期首十年為50%，其後十年為48%，營運期最後十年為45%。除享有溢利分派外，根據廣深高速公路合營企業之合作合同所述，集團可從廣深高速公路合營企業支付營運開支、税項及償債責任等後之現金流淨額中償還註冊資本港幣702,000,000元。然而，此舉亦須遵照廣深高速公路合營企業銀行貸款融資條款中，有關禁止於銀行貸款獲全數償付前償還集團投入之註冊資本之規定，以及適用中國規則及規例。由廣深高速公路完工日起計三十年期間，集團有權分佔來自廣深高速公路沿線及路段下之商業中心及店舖空間若幹部分之租金及其他收入經扣除營運及財務支出後之80%。廣深高速公路合營企業亦獲授待確定發展權，發展若干位於廣深高速公路立交內之土地，作為出售或出租。該等安排之詳細條款正待作出最終決議。廣深高速公路已於一九九七年七月正式通車。

(ii) 環城公路合營企業

環城公路合營企業是成立以負責興建、經營及管理行走沿廣州市區之東、南及西邊緣地區之一條高速公路(「東南西環高速公路」)。該公路營運期由二零零二年一月一日起為期三十年。集團享有東南西環高速公路之淨現金流(即營運收入總額減營運費用及税項)，經營首十年為45%，其後十年減至37.5%，環城公路合營企業整段營運期之餘下經營年數則減至32.5%。東南西環高速公路已於二零零二年一月正式通車。於營運期結束時，環城公路合營企業之所有不動產及設施，將無償撥歸中方合營企業夥伴。按環城公路合營企業之合作合同所述，合營企業夥伴可享有償還註冊資本，但償還註冊資本並無特定還款期及亦須遵照適用中國規則及規例。

17. 共同控制個體之投資(續)

(iii) 西綫合營企業

西綫合營企業是成立以負責興建、經營及管理一條高速公路連貫廣州、中山及珠海(「珠江三角洲西岸幹道」)。珠江三角洲西岸幹道第I期(「西綫I期」)已於二零零四年四月三十日正式通車,而西綫I期之營運期由二零零三年九月十七日起為期三十年。

珠江三角洲西岸幹道第II期(「西綫II期」)之估計投資總額為人民幣4,900,000,000元,其中35%將由西綫合營企業之新增加註冊資本人民幣1,715,000,000元所提供,而此新增加註冊資本將由集團及西綫合營企業之中方夥伴按相同份額各自投入(即各方出資人民幣857,500,000元)。西綫合營企業之合營企業合作營運期到期日已由二零三三年九月十六日延長至二零三八年九月十六日。二零零七年六月三十日,集團及西綫合營企業之中方夥伴已分別注資約人民幣174,930,000元及人民幣171,500,000元。

於合作期內,集團有權分佔西綫合營企業經營業務之可分配溢利50%。於合營企業合作營運期結束時,西綫合營企業之所有不動產及設施,將無償撥歸中國政府有關部門。按西綫合營企業之合作合同所述,合營企業夥伴可享有償還註冊資本,但償還註冊資本並無特定還款期及亦須遵照適用中國規則及規例。

於二零零五年九月,集團有條件地修訂與西綫合營企業之中方夥伴洽商就透過西綫合營企業投資、規劃、設計、建設及經營珠江三角洲西岸幹道第III期(「西綫III期」)而訂立之協議。西綫III期之估計投資總額為人民幣3,260,000,000元(以中國政府有關部門批准為準),其中35%將由西綫合營企業之新增加註冊資本人民幣1,141,000,000元所提供,而此新增加註冊資本將由集團及西綫合營企業之中方夥伴按相同份額各自投入(即各方出資人民幣570,500,000元)。西綫III期之營運期將自西綫合營企業就第III期之新營業執照發出當日起開始(以中國政府有關部門批准為準)。

以下所載為集團按比例綜合財務報表而計入共同控制個體之資產、負債、收入及開支,但於註銷與集團內公司間之交易、結餘、收入及支出之前:

截至二零零六年六月三十日止年度:

	廣深高速公路合營企業 港幣千元	*環城公路合營企業 港幣千元*	*西綫合營企業 港幣千元*	*總計 港幣千元*
流動資產	438,831	213,307	14,458	666,596
非流動資產	5,236,300	1,998,898	721,260	7,956,458
流動負債	671,146	6,066	57,842	735,054
非流動負債	3,552,795	1,439,071	366,833	5,358,699
收入	1,646,649	212,523	59,595	1,918,767
支出	(523,692)	(145,556)	(43,419)	(712,667)
除稅前溢利	1,122,957	66,967	16,176	1,206,100
所得稅開支	(90,884)	(18,167)	(2,037)	(111,088)
除稅後溢利	1,032,073	48,800	14,139	1,095,012

17. 共同控制個體之投資(續)

截至二零零七年六月三十日止年度：

	廣深高速公路 合營企業 港幣千元	環城公路 合營企業 港幣千元	西綫 合營企業 港幣千元	總計 港幣千元
流動資產	**458,761**	**273,876**	**18,928**	**751,565**
非流動資產	**5,364,612**	**1,945,243**	**1,400,727**	**8,710,582**
流動負債	**649,766**	**44,709**	**192,199**	**886,674**
非流動負債	**3,470,250**	**1,526,468**	**715,244**	**5,711,962**
收入	**2,018,154**	**221,796**	**68,420**	**2,308,370**
支出	**(618,703)**	**(343,318)**	**(46,255)**	**(1,008,276)**
除税前溢利(虧損)	**1,399,451**	**(121,522)**	**22,165**	**1,300,094**
所得税開支	**(113,289)**	**(40,456)**	**(705)**	**(154,450)**
除税後溢利(虧損)	**1,286,162**	**(161,978)**	**21,460**	**1,145,644**

18. 發展中收費公路項目之投資

該款項指集團發展珠江三角洲西岸幹道第II及第III期所產生之成本。

19. 預付租金

該款項指集團按比例應佔西綫合營企業於中國之中期土地使用權，於西綫合營企業之合營期間按直線法從綜合收益表中扣除。

賬面值之分析：

	二零零六年 港幣千元	二零零七年 港幣千元
預付租金	128,492	**130,560**
減：流動資產項目下將於下年從綜合收益表扣除之部分	(4,591)	**(4,846)**
	123,901	**125,714**

20. 與共同控制個體之結餘

	二零零六年 港幣千元	二零零七年 港幣千元
集團提供予以下共同控制個體之註冊資本：		
廣深高速公路合營企業	351,000	**351,000**
環城公路合營企業	116,891	**116,891**
西綫合營企業	132,858	**189,832**
	600,749	**657,723**
集團提供予以下共同控制個體之貸款：		
廣深高速公路合營企業	106,172	**141,453**
環城公路合營企業	459,746	**7,055**
	565,918	**148,508**
	1,166,667	**806,231**

結餘指集團提供予共同控制個體之註冊資本及貸款，於採納按比例綜合共同控制個體賬目相應金額時對銷。

集團向共同控制個體投入之註冊資本並無特定還款期。集團向廣深高速公路合營企業投入之註冊資本約為港幣330,020,000元（二零零六年：港幣330,020,000元）按香港最優惠利率計息，而集團向共同控制個體投入之餘下註冊資本均為免息。集團向環城公路合營企業及西綫合營企業投入之註冊資本於初步確認時為衡量公平價值而採納之實際利率為5.65%至6.48%之間。於結算日，集團向共同控制個體投入之註冊資本之公平價值約為彼等之賬面值（二零零六年：5.28%至5.51%）。

集團提供予共同控制個體之貸款為無抵押並須以共同控制個體經營之現金盈餘淨額償還。

集團提供予廣深高速公路合營企業之貸款乃按香港最優惠利率計息。於結算日，公平價值約為其賬面值。

集團提供予環城公路合營企業之貸款為免息。提供予環城公路合營企業之貸款於初步確認時為衡量公平價值而採納之實際利率為6.66%。於結算日，其公平價值估計約為其賬面值（二零零六年：港幣471,808,000元）。

21. 其他應收一合營企業夥伴款項

結餘指集團按比例綜合其他應收環城公路合營企業之外方合營企業夥伴款項。該款項為無抵押、免息及須於要求時償還。於結算日，賬面值接近其公平價值。

22. 共同控制個體之已抵押銀行結餘及存款以及銀行結餘及現金

共同控制個體之已抵押銀行結餘及存款以及銀行結餘及現金包括按介乎1.62%至%5.30%（二零零六年：1.62%至5.33%）之現行利率計算之定期存款港幣4,128,116,000元（二零零六年：港幣3,248,048,000元），原本到期日由七日至六個月不等。餘下銀行結餘及現金以介乎0.72厘至5.30厘之市場利率計息。

於二零零七年六月三十日，共同控制個體之已抵押銀行結餘及存款以及銀行結餘及現金包括公司之中國附屬公司及共同控制個體之銀行存款約為港幣447,197,000元（二零零六年：港幣397,546,000元）。共同控制個體之已抵押銀行結餘及存款為集團各共同控制個體獲取一般銀行融資。除約港幣25,650,000元（二零零六年：港幣24,300,000元）外，共同控制個體可通知提供一般銀行融資之相關銀行使用餘額港幣367,204,000元（二零零六年：港幣333,320,000元）。

於結算日，共同控制個體之已抵押銀行結餘及存款以及銀行結餘及現金之賬面值接近其公平價值。

23. 股本

	股份數目	面值 港幣千元
每股面值港幣0.1元之普通股		
法定：		
於二零零五年七月一日、二零零六年六月三十日及二零零七年六月三十日	**10,000,000,000**	**1,000,000**
已發行及繳足股款：		
於二零零五年七月一日	2,888,382,761	288,838
透過行使認股權證之股份發行	61,235,525	6,124
於二零零六年六月三十日	2,949,618,286	294,962
透過行使認股權證之股份發行	18,307,997	1,831
透過行使優先認股權之股份發行	2,400,000	240
於二零零七年六月三十日	**2,970,326,283**	**297,033**

認股權證

根據公司唯一股東於二零零三年七月十六日通過之書面決議案，批准構成認股權證之文據及增設認股權證（「認股權證」）。認股權證附帶之認購權共計港幣365,890,598元，於二零零三年八月五日以記名方式增設並發行。此認股權證賦予登記持有人權利，可按每股港幣4.18元之初步認購價（可予調整）認購公司87,533,636股普通股，該權利可於二零零三年八月六日起三年內行使（「認購權」）。

於二零零六年七月一日至認股權證於二零零六年八月五日到期止期間，認股權證登記持有人已行使港幣76,527,427元（二零零六年：港幣255,964,495元）之認購權，導致發行公司普通股18,307,997股（二零零六年：61,235,525股）。

優先認股權計劃

公司之優先認股權計劃（「認股權計劃」）是由當時之唯一股東於二零零三年七月十六日以書面決議案批准，及經公司之最終控股公司合和實業有限公司股東於二零零三年七月十六日舉行之股東特別大會上批准。認股權計劃之有效期為十年，旨在讓公司向參與者提供鼓勵、獎勵、酬金、補償及／或提供利益及就董事會可不時批准之該等其他目的。參與者包括(i)集團各成員公司之任何執行或非執行董事（包括獨立非執行董事）或任何僱員；(ii)由集團各成員公司之任何僱員、執行或非執行董事所成立之全權信託之任何全權對像；(iii)集團各成員公司之任何顧問、專業人士及其他諮詢人；(iv)公司任何最高行政人員或主要股東；(v)公司董事、最高行政人員或主要股東之任何聯繫人；及(vi)公司主要股東之任何僱員。

23. 股本(續)

優先認股權計劃(續)
優先認股權須於授予認股權日期28天內接納，並須支付港幣1元之代價，於收款時在綜合收益表上記賬。

於二零零四年九月，公司授予若干僱員優先認股權以認購公司之普通股。

公司於截至二零零六年六月三十日止年度之認股權變動詳情如下：

	授出日期	行使價	於二零零五年七月一日尚未行使之優先認股權之餘額	年內授出之優先認股權	年內行使之優先認股權	年內註銷／失效之優先認股權	於二零零六年六月三十日尚未行使之優先認股權之餘額	行使期
		港幣						
董事：								
梁國基	二零零四年九月八日	4.875	2,000,000	–	–	–	2,000,000	二零零四年九月八日至二零零七年九月七日
一名僱員	二零零四年九月八日	4.875	400,000	–	–	–	400,000	二零零四年九月八日至二零零七年九月七日
合計			2,400,000	–	–	–	2,400,000	

公司於截至二零零七年六月三十日止年度之認股權變動詳情如下：

	授出日期	行使價	於二零零六年七月一日尚未行使之優先認股權之餘額	年內授出之優先認股權	年內行使之優先認股權	年內註銷／失效之優先認股權	於二零零七年六月三十日尚未行使之優先認股權之餘額	行使期
		港幣						
董事：								
梁國基	二零零四年九月八日	4.875	2,000,000	–	(2,000,000)	–	–	二零零四年九月八日至二零零七年九月七日
一名僱員	二零零四年九月八日	4.875	400,000	–	(400,000)	–	–	二零零四年九月八日至二零零七年九月七日
合計			2,400,000	–	(2,400,000)	–	–	

截至二零零七年六月三十日止年度內緊接梁國基先生及該名僱員行使優先認股權日期前，股份之加權平均收市價分別為港幣7.36元及港幣6.61元。

授出之優先認股權之財務影響尚未記入集團綜合資產負債表內，直至該等優先認股權獲行使，而過往年度授出之優先認股權之價值也未於綜合收益表內確認扣除，蓋因集團已採用國際財務報告準則第2條所載之過渡性條文，且所有該等優先認股權已於二零零五年七月一日前授出及歸屬。由於優先認股權獲行使而發行之股份被公司以股份賬面值記作增發股本，而每股行使價超出股份賬面值之餘額被公司記作股份溢價。於行使日期之前失效或註銷之優先認股權從尚未行使優先認股權名冊中刪除。

23. 股本(續)

優先認股權計劃(續)

於二零零六年十月十七日,可認購公司普通股之優先認股權已授予公司若干僱員。有關已授出優先認股權之詳情如下:

行使價	於二零零六年七月一日尚未行使之優先認股權之餘額	年內授出之優先認股權	年內行使之優先認股權	年內註銷/失效之優先認股權	於二零零七年六月三十日尚未行使之優先認股權	歸屬日期	行使期
港幣							
5.858	–	1,240,000	–	–	1,240,000	二零零七年十二月一日	二零零七年十二月一日至二零一三年十一月三十日
5.858	–	1,240,000	–	–	1,240,000	二零零八年十二月一日	二零零八年十二月一日至二零一三年十一月三十日
5.858	–	1,240,000	–	–	1,240,000	二零零九年十二月一日	二零零九年十二月一日至二零一三年十一月三十日
5.858	–	1,240,000	–	–	1,240,000	二零一零年十二月一日	二零一零年十二月一日至二零一三年十一月三十日
5.858	–	1,240,000	–	–	1,240,000	二零一一年十二月一日	二零一一年十二月一日至二零一三年十一月三十日
合計	–	6,200,000	–	–	6,200,000		

於授出日期採用二項式期權定價模式釐定之優先認股權公平價值總額為港幣5,814,000元,其中港幣1,743,000元於本年度入賬列為開支。

以下假設已用作計算優先認股權之公平價值:

於授出日期之股份收市價	港幣5.700元
加權平均行使價	港幣5.858元
優先認股權之預期年期	6.4至6.9年
預期波幅	23%
預期股息收益率	4.75%
零風險比率	3.969%

二項式模式期權定價已用作估計優先認股權之公平價值。計算優先認股權公平價值所用之可變因素及假設乃以董事之最佳估計為基礎。優先認股權之公平價值視乎若干主觀假設之不同可變因素而有變。

23. 股本(續)

股份獎勵計劃

於二零零七年一月二十五日，公司公佈採納僱員股份獎勵計劃(「股份獎勵計劃」)。此股份獎勵計劃將由二零零七年一月二十五日起生效，為期十五年。根據股份獎勵計劃之規定，公司已設立一個信託(合和公路基建僱員股份獎勵計劃信託)，旨在管理股份獎勵計劃及於獎授股份歸屬前持有該等股份。

年內，公司已以無償方式獎授合共1,940,000股公司股份予公司若干名董事及一名僱員。獲獎授者不得於歸屬日期起計十二個月內出售或訂立任何協議出售有關獎授股份。截至二零零七年六月三十日止年度內，公司已獎授股份之變動詳情如下：

	歸屬日期	於二零零六年七月一日尚未行使之已獎授股份餘額	年內已獎授股份	年內已歸屬股份	於二零零七年六月三十日尚未行使之已獎授股份餘額
董事	二零零七年一月二十五日	–	1,140,000	(1,140,000)	–
	二零零八年一月二十五日	–	340,000	–	**340,000**
	二零零九年一月二十五日	–	340,000	–	**340,000**
一名僱員	二零零七年一月二十五日	–	40,000	(40,000)	–
	二零零八年一月二十五日	–	40,000	–	**40,000**
	二零零九年一月二十五日	–	40,000	–	**40,000**
合計		–	1,940,000	(1,180,000)	**760,000**

截至二零零七年六月三十日止年度，若干董事及一名僱員已獲得總成本為港幣14,129,000元之公司股份1,940,000股，其中信託托管1,180,000股股份已歸屬及轉讓予有關董事及一名僱員，而該等已歸屬股份將由代表董事及一名僱員持有，直至十二個月禁售期屆滿為止。

於二零零七年六月三十日，合和公路基建僱員股份獎勵計劃信託持有尚未行使之已獎授股份餘額760,000股(二零零六年：零)面值為港幣76,000元。根據合和公路基建僱員股份獎勵計劃信託託管合約，有關的信託人不得行使其股份的投票權。

已獎授股份之公平價值總額於授出日期按公司股份於獎授日期之價值釐定，並採用柏力克-舒爾斯期權定價模式估計，並就十二個月禁售期之影響作出調整，於歸屬期內已收取股息之現值為港幣12,369,000元，其中港幣9,284,000元於本年度入賬列為開支。

以下假設已用作計算獎勵股份(由十二個月禁售期產生)之公平價值：

於授出日期之股份收市價	港幣7.38元
優先認股權之預期年期	1至3年
預期波幅	
－第一年	25.18%
－第二年	21.80%
－第三年	23.47%
預期股息收益率	4.36%
零風險比率	
－第一年	3.89%
－第二年	3.92%
－第三年	3.93%

計算全部獎授股份之隱含認沽期權及獎授股份之公平價值所用之可變因素及假設乃以董事之最佳估計為基礎。獎勵股份之公平價值視乎若干主觀假設之不同可變因素而有變。

24. 儲備

集團之儲備包括集團分佔共同控制個體之收購後儲備，詳情如下：

	二零零六年 *港幣千元*	***二零零七年*** ***港幣千元***
中國法定儲備	94,716	**106,353**
匯兑儲備	89,901	**200,221**
保留溢利	1,531,075	**1,630,830**
	1,715,692	**1,937,404**

根據適用於集團共同控制個體之有關中國規定，共同控制個體須於向其合營企業夥伴宣派股息前，作出中國法定儲備之撥備，基準由彼等各自之董事會釐定及批准。該等儲備包括一般資金及發展資金，於合作期屆滿前不可分派，合作期屆滿時任何儲備餘額可於共同控制個體清盤時分派。共同控制個體之可供分派溢利乃根據中國會計規則及規定計算之保留溢利釐定。

公司

公司之可供分派儲備包括股份溢價及保留溢利。根據開曼群島公司法第22章，倘若在不違反公司章程大綱或公司細則，並在宣佈分派或宣佈股息後，公司有能力償還在日常業務過程下到期之債項，則公司之股份溢價可供向股東分派或派付股息。根據公司之公司細則，股息只可以公司之保留溢利及股份溢價分派。於二零零七年六月三十日，公司可供分派予股東之儲備約港幣9,102,571,000元（二零零六年：港幣8,535,023,000元），其中包括保留溢利約港幣1,628,498,000元（二零零六年：港幣1,147,107,000元）及股份溢價約港幣7,474,073,000元（二零零六年：港幣7,387,916,000元）。

25. 銀行及其他貸款

	二零零六年 *港幣千元*	***二零零七年*** ***港幣千元***
銀行貸款，有抵押	4,555,315	**5,210,224**
其他貸款，無抵押	86,250	**4,839**
	4,641,565	**5,215,063**

借貸須於下列期間償還：

於要求時或一年內	264,987	**219,776**
第二年	209,841	**250,057**
第三至第五年（包括首尾兩年）	817,009	**1,028,363**
五年後	3,349,728	**3,716,867**
	4,641,565	**5,215,063**
減：於一年內到期償還之金額（呈列於流動負債）	(264,987)	**(219,776)**
於一年後到期償還之金額	4,376,578	**4,995,287**

25. 銀行及其他貸款(續)

本集團按貨幣劃分之貸款分析：

	於二零零六年六月三十日			
	美元貸款	*港幣貸款*	*人民幣貸款*	*總計*
	港幣千元	*港幣千元*	*港幣千元*	*港幣千元*
銀行貸款	3,293,659	—	1,261,656	4,555,315
其他貸款	—	—	86,250	86,250
	3,293,659	—	1,347,906	4,641,565

	於二零零七年六月三十日			
	美元貸款	***港幣貸款***	***人民幣貸款***	***總計***
	港幣千元	***港幣千元***	***港幣千元***	***港幣千元***
銀行貸款	**3,195,488**	**499,847**	**1,514,889**	**5,210,224**
其他貸款	**—**	**—**	**4,839**	**4,839**
	3,195,488	**499,847**	**1,519,728**	**5,215,063**

於二零零七年六月三十日，銀行貸款約408,970,000美元，相等於港幣3,195,488,000元(二零零六年：423,970,000美元，相等於港幣3,293,659,000元)以本集團有關借款人廣深高速公路合營企業功能貨幣以外之貨幣換算。

於二零零七年六月三十日，銀行貸款約港幣499,847,000元(二零零六年：無)以本集團有關借款人廣深高速公路合營企業功能貨幣以外之貨幣換算。

於二零零七年六月三十日，銀行貸款包括環城公路合營企業所借之銀行貸款約人民幣889,500,000元(相等於約港幣912,627,000元)(二零零六年：人民幣735,500,000元，相等於約港幣714,906,000元)及港幣499,847,000元(二零零六年：無)，根據環城公路合營企業合營各方訂立之有關協議，集團負責還款。

於二零零七年六月三十日，集團有未提取訂約借款備用額港幣3,600,000,000元(二零零六年：港幣3,600,000,000元)，並已符合其一切先決條件。

於二零零七年六月三十日，除約港幣4,839,000元(二零零六年：港幣4,295,000元)之其他貸款(「廣深免息貸款」)金額為免息及須於廣深高速公路合營企業之營運期滿時(即二零二七年六月)償還外，銀行及其他貸款均按商業借款利率計息。廣深免息貸款於初步確認時為衡量公平價值而採納之實際利率為6.75%。於結算日，其公平價值接近其賬面值。

年內，銀行貸款之平均實際年利率為6.0%(二零零六年：5.2%)，而其他貸款之平均實際年利率為6.4%(二零零六年：5.9%)。於結算日，銀行貸款及其他貸款之賬面值接近其公平價值。

26. 與外方合營企業夥伴之結餘

	二零零六年 港幣千元	**二零零七年 港幣千元**
以下由外方合營企業夥伴提供之註冊資本：		
環城公路合營企業	95,638	**95,638**
西綫合營企業	138,474	**192,696**
	234,112	**288,334**
以下由外方合營企業夥伴提供之貸款：		
廣深高速公路合營企業	7,503	**–**
環城公路合營企業	399,302	**32,080**
西綫合營企業	–	**282,150**
	406,805	**314,230**
	640,917	**602,564**

結餘指集團按比例應佔外方合營企業夥伴投入共同控制個體之註冊資本及貸款。

外方合營企業夥伴向共同控制個體投入之註冊資本均為免息，並無特定還款期。外方合營企業伙伴向環城公路合營企業及西綫合營企業投入之註冊資本於初步確認時為衡量公平價值而採納之實際利率為5.65%至6.48%之間(二零零六年：5.28%至5.51%)。於結算日，外方合營企業夥伴投入之註冊資本之公平價值接近其賬面值。

外方合營企業夥伴提供予共同控制個體之貸款乃無抵押，並從共同控制個體業務之現金盈餘淨額中償還。

廣深高速公路合營企業之外方合營企業夥伴提供之其他貸款乃按香港最優惠利率計息。於二零零六年六月三十日，其公平價值接近其賬面值。

由環城公路合營企業之外方合營企業夥伴提供之貸款為免息。環城公路合營企業之貸款於初步確認時為衡量公平價值而採納之實際利率為6.66%。於結算日，其公平價值接近其賬面值(二零零六年：港幣414,086,000元)。

西綫合營企業之外方合營企業夥伴提供之其他貸款乃按商業借款利率計息。於結算日，其公平價值接近其賬面值。

27. 遞延稅項負債

遞延稅項負債指集團按比例應佔共同控制個體之該等債項或資產。遞延稅項負債(資產)如下：

	加速稅項折舊 港幣千元	*稅項虧損 港幣千元*	*總額 港幣千元*
於二零零五年七月一日	206,890	(40,000)	166,890
年內扣除綜合收益表(附註10)	20,559	6,000	26,559
於二零零六年六月三十日	227,449	(34,000)	193,449
匯兑調整	13,000	(1,894)	11,106
年內扣除綜合收益表(附註10)	14,859	35,894	50,753
於二零零七年六月三十日	**255,308**	**–**	**255,308**

27. 遞延税項負債(續)

於二零零七年六月三十日，一共同控制個體未動用之税項虧損約為人民幣416,863,000元或相等於港幣427,702,000元(二零零六年：人民幣432,993,000元或相等於港幣420,869,000元)，可用作抵銷其如下所示之未來溢利：

	二零零六年 港幣千元	二零零七年 港幣千元
結轉至：		
二零零七年十二月	183,442	**176,811**
二零零八年十二月	147,293	**155,475**
二零零九年十二月	79,736	**84,167**
二零一零年十二月	10,398	**11,249**
	420,869	**427,702**

由於在屆滿日期前是否有足夠應課税溢利可供使用，藉以動用結轉税項虧損尚屬未知之數，故於二零零七年六月三十日並無就未動用之税項虧損確認任何遞延税項資產。因該合營企業的虧損已於二零零六年六月三十日確認為遞延税項資產，集團按比例分佔該等遞延税項資產約港幣34,000,000元。

28. 其他應付一共同控制個體款項

結餘為應付環城公路合營企業款項，並未於採納按比例綜合共同控制個體賬目時對銷。該筆款項乃無抵押、免息及無固定還款期。於結算日，其賬面值接近其公平價值。

29. 資產總額扣減流動負債／淨流動資產

集團於二零零七年六月三十日之資產總額扣減流動負債金額約為港幣16,792,637,000元(二零零六年：港幣15,546,779,000元)。集團於二零零七年六月三十日之淨流動資產約為港幣3,901,746,000元(二零零六年：港幣3,064,746,000元)。

30. 公司資產負債表摘要

	二零零六年 港幣千元	二零零七年 港幣千元
資產		
非流動資產	3,617,089	**3,290,594**
流動資產	5,279,420	**6,158,701**
資產總額	8,896,509	**9,449,295**
股東權益及負債		
資本及儲備		
股本	294,962	**297,033**
儲備	8,535,023	**9,100,212**
權益總額	8,829,985	**9,397,245**
流動負債	66,524	**52,050**
負債總額	66,524	**52,050**
股東權益及負債總額	8,896,509	**9,449,295**

31. 主要附屬公司資料

董事認為若將所有附屬公司列出，篇幅冗長，故下文只概列主要影響集團之業績、資產或負債之附屬公司於二零零七年六月三十日之資料。所有附屬公司於年度內或年終時均無任何未償還之貸款資本。

公司名稱	註冊地點	已發行及繳足股本	應佔股本權益	主要業務
冠佳有限公司	英屬處女群島	普通股 美金20,000元	97.5%	投資控股
合和中國發展 (高速公路)有限公司	香港	普通股 港幣2元 無投票權遞延股 港幣4元	已發行普通 股本之97.5%	於高速公路 項目之投資
合和環穗公路有限公司	英屬處女群島	普通股 美金1元	100%	於高速公路 項目之投資
合和廣珠高速公路 發展有限公司	香港	普通股 港幣2元 無投票權遞延股 港幣2元	已發行普通 股本之100%	於高速公路 項目之投資
HHI Finance Limited	香港	普通股 港幣1元	100%	融資貸款

上述全部附屬公司由公司間接持有。

32. 主要非現金交易

於截至二零零六年六月三十日止年度，集團按比例分佔一共同控制個體已出售賬面值約港幣24,362,000元之若干物業及設備，集團按比例分佔代價約港幣12,165,000元，代價以遞延付款方式收取，其中集團按比例分佔約港幣3,088,000元已於截至二零零六年六月三十日止年度收取。

截至二零零七年六月三十日止年度內，集團按比例分佔之發展成本港幣78,822,000元尚未償付，並計入年末其他應付款、應付費用及已收按金。

33. 資本承擔

於二零零七年六月三十日，集團就向西綫合營企業出資以發展西綫II期之未償付承擔合共約為港幣700,000,000元(二零零六年：港幣833,000,000元)。

於二零零七年六月三十日，集團已同意待有關當局審批後，向西綫合營企業支付資本金合共約港幣585,000,000元(二零零六年：港幣555,000,000元)，以發展西綫III期。

於二零零七年六月三十日，集團按比例分佔廣深高速公路合營企業、環城公路合營企業及西綫合營企業就已簽約但未撥備之購買物業及設備、及建設西綫II期之未償付承擔約港幣1,426,000,000元(二零零六年：港幣19,000,000元)。

34. 資產抵押

於二零零七年六月三十日，集團之共同控制個體之部分資產已抵押予銀行，作為取得共同控制個體之一般銀行貸款融資之抵押。該等資產之賬面淨值分析如下：

	二零零六年 港幣千元	**二零零七年 港幣千元**
收費高速公路	6,942,133	**6,972,866**
預付租金	83,520	**84,864**
銀行結餘及存款	357,620	**392,854**
其他資產	176,779	**231,238**
	7,506,052	**7,681,822**

34. 資產抵押(續)

於二零零六年及二零零七年六月三十日，廣深高速公路合營企業之路費徵收權已抵押予銀行，作為取得授予該共同控制個體之一般銀行貸款融資之抵押。此外，環城公路合營企業及西綫合營企業分別以90%(二零零六年：90%)及65%(二零零六年：65%)之路費徵收權抵押予銀行，分別作為取得共同控制個體之一般銀行貸款融資之抵押。

35. 關連人士交易

關連人士應收及欠付之款項已在資產負債表及有關附註披露。

本年度內，集團已付租金、空調及電費，以及差餉予同集團之其他附屬公司，金額約為港幣1,580,000元(二零零六年：港幣1,059,500元)。

本年度內，集團之共同控制個體與其合營企業夥伴而非集團有如下重大交易：

關係	*交易性質*	*二零零六年 港幣千元*	***二零零七年 港幣千元***
廣深高速公路合營企業之外方合營企業夥伴	已付利息	591	**398**
	向合營企業夥伴償還之營運費用	3,300	**523**
	已付及應付股息	929,295	**1,415,915**
環城公路合營企業之外方中國合營企業夥伴	已付及應付管理費	4,000	**4,000**
環城公路合營企業之外方國外合營企業夥伴	已付及應付管理費	2,000	**2,000**
	利息收入	39,642	**34,832**
西綫合營企業之外方中國合營企業夥伴	管理費	1,930	**–**
	已付及應付股息	–	**15,640**

於二零零六年六月三十日，公司及環城公路合營企業外方國外合營企業夥伴之控股公司已分別就授予環城公路合營企業之銀行貸款融資人民幣735,500,000元及人民幣617,430,000元向一間國內銀行提供擔保。該等擔保已於二零零七年六月解除。

於二零零七年六月一日，西綫合營企業訂立一份物料供應管理協議(「管理協議」)，據此，廣東南粵物流股份有限公司(「南粵」)向西綫合營企業提供物料物流服務，包括西綫II期項目主要建築物料之規劃、採購及物流管理。南粵為西綫合營企業中方合營夥伴最終控股公司之附屬公司。南粵根據管理協議獲委任之年期為三年，或直至完成物料供應、支付全部物料費用及經由西綫合營企業有關部門審核後(以較早日期為準)屆滿。服務費為西綫II期項目供應物料費用之2.5%。

提供上述物料物流服務構成集團之持續關連交易。有關交易詳情載於公司及合和實業有限公司於二零零七年六月一日刊發之公佈。

主要管理人員之薪酬
所有身為公司董事之主要管理人員之薪酬於附註14中披露。

36. 結算日後事項

於二零零七年八月九日，集團與環城公路合營企業之中方夥伴訂立協議。據此，集團同意以人民幣1,712,550,000元之代價出售，而環城公路合營企業之中方夥伴亦同意購買集團於環城公路合營企業之全部45%權益及於東南西環高速公路項目項下之其他權利、責任和義務。協議須在訂立日期後180天內(或雙方同意之有關其他日期)獲公司及其最終控股公司合和實業有限公司之股東及中國政府有關部門批准後，方告完成。

是項出售交易構成集團須予披露關連交易。出售詳情載於公司與合和實業有限公司於二零零七年八月九日刊發之公佈。

37. 綜合財務報表之批准

載於第51至83頁之綜合財務報表已於二零零七年八月二十一日獲公司董事會批准及授權刊發。

公司資料

董事會

胡應湘爵士GBS, KCMG, FICE
主席
何炳章先生
副主席
胡文新先生
董事總經理
陳志鴻先生
董事副總經理
梁國基工程師
黃禮佳先生
賈呈會先生
莫仲達先生
費宗澄先生#
藍利益先生#
中原紘二郎先生#
嚴震銘博士#
葉毓強先生#

獨立非執行董事

審計委員會

藍利益先生*主席*
中原紘二郎先生
費宗澄先生
葉毓強先生

薪酬委員會

何炳章先生*主席*
藍利益先生
嚴震銘博士

公司秘書

李業華先生

註冊辦事處

P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

主要營業處

香港灣仔
皇后大道東183號
合和中心64樓64-02室
電話 : (852) 2528 4975
圖文傳真 : (852) 2861 2068, (852) 2861 0177

法律顧問

胡關李羅律師行

核數師

德勤 • 關黃陳方會計師行

主要往來銀行+

中國銀行股份有限公司
中國銀行(香港)有限公司
交通銀行股份有限公司
東亞銀行有限公司
三菱東京UFJ銀行
法國巴黎銀行
東方匯理銀行
中國建設銀行股份有限公司
國家開發銀行
中信銀行股份有限公司
創興銀行有限公司
花旗銀行
中國工商銀行股份有限公司
中國工商銀行(亞洲)有限公司
瑞穗實業銀行
南洋商業銀行有限公司
上海商業銀行有限公司
深圳發展銀行
三井住友銀行
大豐銀行有限公司
永隆銀行有限公司

+ *名稱以英文字母次序排列*

開曼群島股份登記及過戶處

Bank of Bermuda (Cayman) Limited
P.O. Box 513, Strathvale House
North Church Street, George Town
Grand Cayman, Cayman Islands KY1-1106

香港股份登記及過戶處

香港中央證券登記有限公司
香港灣仔皇后大道東183號
合和中心17樓1712-1716室
電話 : (852) 2862 8555
圖文傳真 : (852) 2529 6087

上市資料

香港聯合交易所有限公司
普通股(股份代號 : 737)

美國預託證券

CUSIP編號	439554106
交易符號	HHILY
普通股與美國預託證券相比率	1:10
託管銀行	美國花旗銀行

投資者關係

投資者關係部經理
電話 : (852) 2862 5683
圖文傳真 : (852) 2861 2068
電郵 : ir@hopewellhighway.com

公司網址

www.hopewellhighway.com

本年報之中文譯本與英文本如有歧異，概以英文本為準。

Financial Calendar

Interim results announcement	1st March, 2007
Closure of Register	19th March, 2007 to 22nd March, 2007 *(both days inclusive)*
Interim dividend paid ***(HK15 cents per ordinary share)***	23rd March, 2007
Final results announcement	21st August, 2007
Closure of Register	28th September, 2007 to 4th October, 2007 *(both days inclusive)*
Annual General Meeting	4th October, 2007
Proposed final dividend payable ***(HK20 cents per ordinary share)***	5th October, 2007

財務日誌

公佈中期業績	二零零七年三月一日
暫停辦理股份過戶登記	二零零七年三月十九日至二零零七年三月二十二日 *(包括首尾兩天在內)*
派付中期股息 ***(每普通股港幣15仙)***	二零零七年三月二十三日
公佈全年業績	二零零七年八月二十一日
暫停辦理股份過戶登記	二零零七年九月二十八日至二零零七年十月四日 *(包括首尾兩天在內)*
股東週年大會	二零零七年十月四日
派付建議末期股息 ***(每普通股港幣20仙)***	二零零七年十月五日

TdA · concept and design · tda.com.hk · printing · RFP

Hopewell Highway Infrastructure Limited
合和公路基建有限公司

Room 64-02, 64th Floor, Hopewell Centre
183 Queen's Road East, Wanchai
Hong Kong
Tel : (852) 2528 4975
Fax : (852) 2861 2068
(852) 2861 0177
Web Page : www.hopewellhighway.com

香港灣仔皇后大道東 183 號
合和中心 64 樓 64-02 室
電　　話 : (852) 2528 4975
圖文傳真 : (852) 2861 2068
(852) 2861 0177
網　　址 : www.hopewellhighway.com

END